



2010 Annual Report

Community Bankers Trust Corporation


Essex Bank



VIRGINIA REGION

Main Office
(804) 443-4343

Burgess Office
(804) 453-4268

Callao Office
(804) 529-5546

Centerville Office
(804) 784-4000

Fairfax Loan Production Office
(703) 385-4596

Flat Rock Office
(804) 598-6839

Goochland Courthouse Office
(804) 556-6722

King William Office
(804) 769-2265

Louisa Office
(540) 967-5900

Mechanicsville Office
(804) 730-3222

Prince Street Office
(804) 443-4343

Virginia Center Office
(804) 262-3991

West Point Office
(804) 843-4347

Winterfield Office
(804) 419-4160

MARYLAND REGION

Arnold Office
(410) 757-7777

Catonsville Office
(410) 747-6200

Clinton Office
(301) 868-9010

Crofton Office
(410) 721-8444

Landover Hills Office
(301) 577-7000

Rockville Office
(301) 294-9350

Rosedale Office
(410) 574-3303

GEORGIA REGION

Covington Office
(678) 342-8229

Grayson Office
(770) 339-0023

Loganville Office
(770) 466-4822

Snellville Office
(678) 344-8755

www.essexbank.com


FDIC

To Our Stockholders

Community Bankers Trust Corporation experienced dramatic change in 2010, including a substantial overhaul at the executive management level. This was the result of a change in the strategic direction of the Company brought about by severe economic factors in our markets, combined with a formerly aggressive growth platform that created numerous operational issues. As the recently selected CEO, my goal is to restructure and refocus the Company to ensure that we have identified the risks and operating inefficiencies inherent from our past growth and that we rapidly and methodically mitigate those issues to create success for our stockholders.

Asset quality continues to be our main focus as economic conditions, and particularly real estate values, in our market areas continue to lag. We hired a new Chief Credit Officer, Tom Townsend, at the beginning of 2011. Mr. Townsend has nearly 40 years of experience in the banking industry and is retired from the Federal Reserve Bank of Richmond, where he most recently served as a Senior Examiner. He has also served as a senior executive in other institutions, including as Senior Credit Officer for a multi-bank holding company with $3 billion in total assets. His experience and knowledge in the credit area is and will be a great asset to the Bank.

The majority of non-performing loans continues to be weighted to the residential development and construction loan segment of our portfolio. In the second half of 2010, we rigorously examined our acquisition, development and construction credits above $250,000 using both internal and external third party resources. We believe that we have taken the appropriate measures, including increasing specific reserves, to work through the larger problem credits. However, if the economic conditions remain weak, more credit issues may arise, but we feel those will be smaller and more granular in nature and easier to absorb.

For 2011, it is important that the Bank begin to generate enough new quality loans to replace the run-off from the real estate portfolio, as well as the loss share covered loans in Maryland. Our plan is to promote growth in small business, commercial and industrial, and consumer lending in all of our major markets. We have tightened our underwriting standards and centralized much of our credit process to ensure that quality and efficiency are maintained. Economic conditions in our Maryland market are stronger than in our other areas, and we have a very experienced team of lenders there with a steady pipeline of potential loans already in process.

Other areas of focus are noninterest income and overhead expense. We are reenergizing our mortgage production services and expanding the market area that was previously focused only on central Virginia. We are also expanding the markets for our investment sales and services group in the same fashion. These expansions are tied to our new business deposit and cash management services group, which should create strong synergies between the business lines. While it will take some time to affect the income statement for the Bank, we feel strongly that this effort will begin to show positive results by late this year and will gain momentum for several years to come.

As with most banks, the major component of noninterest expense is payroll. The Bank went through a significant downsizing at the beginning of the fourth quarter and the resulting decrease in payroll puts the Bank more in line with our peers. Additionally, we have lowered our data processing expense and continue to look for efficiencies in all our processes. We are also constantly assessing the contribution of our individual banking units and look for ways to either increase their contribution or exit those markets or lines of business that do not make a positive contribution. The recent closing of our Rockbridge office is evidence of our commitment in this regard.

Additionally, we continue to restructure our investment portfolio with two objectives in mind. The first is to reduce risk within the portfolio. We sold a number of municipal bonds in 2010, which removed some potential credit risk, as well as shortened the weighted average life of the portfolio, which in turn reduced our interest rate risk. The second objective is to right-size the portfolio and the balance sheet to enhance our capital ratios so that we exceed our regulatory requirements and will remain "well capitalized". At year end 2010, the Bank's Tier 1 leverage ratio was 8.04%, the Tier 1 risk based capital was 14.30% and the total risk based capital ratio was 15.49%.

2011 will have many challenges for the Company. We expect to have received the previously disclosed written agreement from our regulators by the time this report is published. It will detail some limits and will most likely require additional management reporting and expense. Still, I am cautiously optimistic about 2011 as the staff and management have a renewed spirit to create success for our stockholders and our customers. We appreciate your continued support as we navigate our way back to profitability.



Rex L. Smith, III

Mr. Smith was named President and Chief Executive Officer of Community Bankers Trust Corporation and Essex Bank on a permanent basis in March 2011. In accordance with applicable regulatory requirements, Mr. Smith will officially take the President and Chief Executive Officer titles following receipt of regulatory approval, which is expected prior to the 2011 Annual Meeting of Stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-32590

COMMUNITY BANKERS TRUST CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**20-2652949**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4235 Innslake Drive, Suite 200 Glen Allen, Virginia	**23060**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (804) 934-9999

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**NYSE Amex**
Warrants to Purchase Common Stock	**NYSE Amex**
Units, each consisting of one share of Common Stock and one Warrant	**NYSE Amex**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $45,571,429

On March 1, 2011, there were 21,468,455 shares of the registrant's common stock, par value $0.01, outstanding, which is the only class of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in conjunction with the registrant's 2011 Annual Meeting of Stockholders are incorporated into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	19
Item 3.	Legal Proceedings	19
Item 4.	(Removed and Reserved)	19
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	Selected Financial Data	22
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	133
Item 9A.	Controls and Procedures	133
Item 9B.	Other Information	135
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	135
Item 11.	Executive Compensation	135
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	135
Item 13.	Certain Relationships and Related Transactions, and Director Independence	135
Item 14.	Principal Accounting Fees and Services	135
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	135

(THIS PAGE INTENTIONALLY LEFT BLANK)

PART I

ITEM 1. *BUSINESS*

General

Community Bankers Trust Corporation (the "Company") is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the "Bank"), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia. The Bank changed its name from Bank of Essex to Essex Bank on April 20, 2009.

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market. The Bank will close its office in Rockbridge County, Virginia in April 2011.

The Company was initially formed as a special purpose acquisition company under the name "Community Bankers Acquisition Corp." As a "Targeted Acquisition Corporation"SM or "TAC,"SM the Company was formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company's activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation ("TFC"), and BOE Financial Services of Virginia, Inc., a Virginia corporation ("BOE"). The Company changed its corporate name in connection with the acquisitions.

Essex Services, Inc. is a wholly-owned subsidiary of the Bank and was formed to sell title insurance to the Bank's mortgage loan customers. Essex Services, Inc. also offers insurance products through an ownership interest in Bankers Insurance, LLC and investment products through an affiliation with Infinex Investments, Inc.

The Company's corporate headquarters are located at 4235 Innslake Drive, Suite 200, Glen Allen, Virginia, 23060. The telephone number of the corporate headquarters is (804) 934-9999.

Company History

Initial Capitalization

On June 8, 2006, the Company consummated its initial public offering of 7,500,000 units, which commenced trading on NYSE Amex (formerly NYSE Alternext US and the American Stock Exchange) under the symbol "BTC.U". Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of our common stock at an exercise price of $5.00 per share. The Company's common stock and warrants started trading separately on NYSE Amex as of September 5, 2006, under the symbols "BTC" and "BTC.WS," respectively. The warrants expire on June 4, 2011.

Acquisitions of TFC and BOE

On May 31, 2008, the Company acquired TFC in a merger transaction. In connection with this merger, TransCommunity Bank, N.A., a wholly-owned subsidiary of TFC, became a wholly-owned subsidiary of the Company. Under the terms of the merger agreement, each share of TFC's issued and outstanding common stock was converted into 1.4200 shares of the Company's common stock.

The transaction with TFC was valued at $51.8 million. Total consideration paid to TFC shareholders consisted of 6,544,840 shares of the Company's common stock issued. The transaction resulted in total assets acquired as of May 31, 2008 of $267.6 million, including $243.3 million of loans, and liabilities assumed were $240.2 million, including $234.1 million of deposits. As a result of the merger, the Company recorded $20 million of goodwill and $5.3 million of core deposit intangibles.

TFC was a financial holding company and the parent company of TransCommunity Bank, N.A. TFC had been formed in March 2001, principally in response to perceived opportunities resulting from the takeover in recent years of a number of Virginia-based banks by national and regional banking institutions. Until June 29, 2007, TFC was the holding company for four separately-chartered banking subsidiaries — Bank of Powhatan, Bank of Goochland, Bank of Louisa and Bank of Rockbridge. On June 29, 2007, these four subsidiaries were consolidated into a new TransCommunity Bank. Each former subsidiary then operated as a division of TransCommunity Bank, but retained its name and local identity in the community that it served. Following the Company's acquisition of TFC until 2010, the former branch offices of TFC operated as separate divisions under the Bank's charter, using the names of TFC's former banking subsidiaries.

In addition, on May 31, 2008, the Company acquired BOE in a merger transaction. In connection with this merger, the Bank, then a wholly-owned subsidiary of BOE, became a wholly-owned subsidiary of the Company. Under the terms of the merger agreement, each share of BOE's issued and outstanding common stock was converted into 5.7278 shares of the Company's common stock.

The transaction with BOE was valued at $54.6 million. Total consideration paid to BOE shareholders consisted of 6,957,405 shares of the Company's common stock issued. This transaction resulted in total assets acquired as of May 31, 2008 of $317.0 million, including $234.7 million of loans, and liabilities assumed were $288.6 million, including $257.4 million of deposits. As a result of the merger, the Company recorded $17.2 million of goodwill and $9.7 million of core deposit intangibles.

BOE was incorporated under Virginia law in 2000 to become the holding company for the Bank.

Both transactions were valued at a combined $106.4 million. The transactions resulted in total assets acquired as of May 31, 2008 of $584.5 million, including $478.0 million of loans, and liabilities assumed were $528.9 million, including $491.5 million of deposits. As a result of the mergers, the Company recorded a total of $37.2 million of goodwill and $15.0 million of core deposit intangibles.

Consolidation of Banking Operations

Immediately following the mergers with TFC and BOE, the Company operated TransCommunity Bank and the Bank as separate banking subsidiaries. Effective July 31, 2008, TransCommunity Bank was consolidated into the Bank under the Bank's state charter. As a result, the Company was a one-bank holding company as of the September 30, 2008 reporting date.

Until 2010, TransCommunity Bank's offices operated under the Bank of Goochland, Bank of Powhatan, Bank of Louisa, and Bank of Rockbridge division names.

Acquisition of Georgia Operations

On November 21, 2008, the Bank acquired limited assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank ("TCB"), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation ("FDIC"), as Receiver for The Community Bank and the Bank.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on all deposits, amounting to approximately $3.2 million. All deposits have been fully assumed, and all deposits insured prior to the closing of the transaction maintain their current insurance coverage. Other than loans fully secured by deposit accounts, the Bank did not purchase any loans.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. The Bank purchased 175 loans totaling $21 million on January 9, 2009. In addition, the Bank purchased the former banking premises of TCB. The transaction was accounted for as an asset purchase.

Issuance of Preferred Stock

On December 19, 2008, the Company issued 17,680 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and a related common stock warrant to the United States Department of the Treasury for a total price of $17,680,000. The issuance and receipt of proceeds from the Department of the Treasury were made under its voluntary Capital Purchase Program. The Series A Preferred Stock qualifies as Tier 1 capital.

The Series A Preferred Stock has a liquidation amount per share equal to $1,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The common stock warrant permits the Department of the Treasury to purchase 780,000 shares of common stock at an exercise price of $3.40 per share.

Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired substantially all assets and assumed all deposit and certain other liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland ("SFSB"). The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB and the Bank.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits. The Bank purchased approximately $362 million in loans (based on contract value) and other assets. The Bank has entered into a shared-loss arrangement with the FDIC with respect to loans and real estate assets acquired. These are referred to as covered assets. All deposits have been fully assumed, and all deposits maintain their current insurance coverage. The Bank bid a negative $45 million for the net assets acquired.

Strategy

As described above, the Company grew substantially in 2008 and 2009 through the mergers with TFC and BOE and the Bank's acquisitions of the operations of TCB and SFSB. The integration of these mergers and acquisitions and centralization of key internal operations took longer than anticipated. The Company's significant growth strained its organizational structure and the effectiveness of risk management programs that are appropriate for the various functions of an organization of its size and complexity. In addition, the Company is concerned about loan portfolio quality, including the current uncertain prospects for the real estate markets and the general economy in its markets, and concentrations in real estate arising from the loan portfolio acquired from TFC and BOE.

The Company's strategy is to be recognized as the premier provider of financial services, meeting the needs of its markets, building trust and confidence in the relationships with its customers through superior service, competence, accuracy, courtesy and safety and soundness at all times. To that end, the Company has put a renewed focus on its internal management and efficiencies. The Company is also placing a strong emphasis on the quality, management and diversity of its loan portfolio and on having the oversight and operating systems in place to effectively run an institution of its size and larger. The Company is implementing the appropriate level of risk controls, to be internally consistent in policies and procedures across its franchise, all with a view to be mutually supportive of sales goals, operating efficiencies, reliability and customer service and retention.

The Company has restructured the organization to shift from a decentralized acquisition corporation to a centralized financial company. The Company made changes at its management level in order to keep the Company focused on the following specific priorities:

- Gaining operating efficiencies through centralization and affordable technology
- Ensuring gains in competitive market share in the markets that the Company serves
- Creating a front-line sales oriented culture focused on adding low-cost deposits
- Managing more aggressively the loan portfolio and loans covered by the shared-loss agreements with the FDIC
- Enhancing fee-income business lines
- Exiting unprofitable markets or lines of business

A key focus is on the management of the Company's loan portfolio and, in particular, the reduction of potential exposure levels arising from non-performing loans. The Company has dedicated staff in the credit administration area to address these issues, including a new chief credit officer with nearly 40 years of experience in the banking industry and a senior credit officer with 22 years of experience in the banking industry. The Company has also clearly defined responsibilities within its special assets department to separate priorities with respect to the Company's existing loan portfolio and the loans covered by the shared-loss agreements.

The Company believes that these strategies will lower its cost base, improve the operating margin and allow it to have a better defined focus on its core profit drivers. The Company's revised strategy is based upon a number of factors, including competitive factors, review of the market conditions in its geographic service areas, forecasted economic factors, regulatory issues and constraints such as asset quality, capital requirements, interest rate risk, credit quality, liquidity and capacity. The Company is extensively reviewing the value proposition of all the market areas in which it operates and the business lines that it has to deliver in those areas. The Company actively looks for opportunities to exit those areas that do not fit into its profit driven operating strategy, to the extent that they could be completed without costly effects to the capital position or future profitability of the franchise.

Competition

Within its market areas in Virginia, Georgia and Maryland, the Bank operates in a highly competitive environment, competing for deposits and loans with commercial corporations, savings and loans and other financial institutions, including non-bank competitors, many of which possess substantially greater financial resources than those available to the Bank. Many of these institutions have significantly higher lending limits than the Bank. In addition, there can be no assurance that other financial institutions, with substantially greater resources than the Bank, will not establish operations in its service area. The financial services industry remains highly competitive and is constantly evolving.

The activities in which we engage are highly competitive. Financial institutions such as savings and loan associations, credit unions, consumer finance companies, insurance companies, brokerage companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Brokerage and insurance companies continue to become more competitive in the financial services arena and pose an ever increasing challenge to banks. Legislative changes also greatly affect the level of competition that we face. Federal legislation allows credit unions to use their expanded membership capabilities, combined with tax-free status, to compete more fiercely for traditional bank business. The tax-free status granted to credit unions provides them a significant competitive advantage. Many of the largest banks operating in Virginia, Maryland and Georgia, including some of the largest banks in the country, have offices in our market areas. Many of these institutions have capital resources, broader geographic markets, and legal lending limits substantially in excess of those available to us. We face competition from institutions that offer products and services that we do not or cannot currently offer. Some institutions with which we compete offer interest rate levels on loan and deposit products that we are unwilling to offer due to interest rate risk and overall profitability concerns. We expect the level of competition to increase.

Factors such as rates offered on loan and deposit products, types of products offered, and the number and location of branch offices, as well as the reputation of institutions in the market, affect competition for loans and deposits. The Bank emphasizes customer service, establishing long-term relationships with its customers, thereby creating customer loyalty, and providing adequate product lines for individuals and small to medium-sized business customers.

The Company would not be materially or adversely impacted by the loss of a single customer. The Company is not dependent upon a single or a few customers.

Employees

As of December 31, 2010, the Company had approximately 287 full-time equivalent employees, including executive officers, loan and other banking officers, branch personnel, operations personnel and other support personnel. None of the Company's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company considers its employee relations to be excellent.

Available Information

The Company files with or furnishes to the Securities and Exchange Commission annual, quarterly and current reports, proxy statements, and various other documents under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The public may read and copy any materials that the Company files with or furnishes to the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Also, the SEC maintains an internet website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file or furnish documents electronically with the SEC.

The Company also makes available free of charge on or through our internet website (*www.cbtrustcorp.com*) its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports as filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the SEC.

Supervision and Regulation

General

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare and pay to us. Our bank subsidiary is also subject to various consumer and compliance laws. As a state-chartered bank, the Bank is primarily subject to regulation, supervision and examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission (the "SCC"). Our bank subsidiary also is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation.

The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on the Company and the Bank. These federal and state laws and regulations have been enacted generally for the protection of depositors in national and state banks and not for the protection of stockholders of bank holding companies or banks.

The Dodd-Frank Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the "Dodd-Frank Act"). The Dodd-Frank Act will have a significant impact on financial institutions, with increased regulatory and compliance changes. A summary of certain provisions of the Dodd-Frank Act is set forth below:

Increased Capital Standards. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no lower than current regulatory capital and leverage standards and may, in fact, be higher when established by the agencies.

Deposit Insurance. The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution's deposit insurance premiums paid to the Deposit Insurance Fund, (the "DIF"), will be calculated. Under the amendments, the assessment base will no longer be the institution's deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. In December 2010, the FDIC increased the reserve ratio to 2.0%. The Dodd- Frank Act also provides that, effective one year after the date of enactment, depository institutions may pay interest on demand deposits. Additional information on these issues is set forth below.

Enhanced Lending Limits. The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower. Current banking law limits a depository institution's ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds.

The Bureau Consumer Financial Protection (the "BCFP"). The Dodd-Frank Act creates the BCFP within the Federal Reserve. The BCFP will establish rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. Additional information on these issues is set forth below.

Compensation Practices. The Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or bank that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. Additional information on these issues is set forth below.

The requirements of the Dodd-Frank Act will significantly affect banks and other financial institutions. However, because much of these requirements will be phased in over time and will not become effective until federal agency rulemaking initiatives are completed, the Company cannot fully assess the impact of Dodd-Frank Act on the Company. The Company does believe, however, that short- and long-term compliance costs for the Company and the Bank will be greater because of the Dodd-Frank Act.

Bank Holding Companies

The Company is registered as a bank holding company under the BHCA and, as a result, is subject to regulation by the Federal Reserve. The Federal Reserve has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is so closely related to banking or to managing or controlling banks as to be a proper incident to it. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require.

Federal law permits bank holding companies from any state to acquire banks and bank holding companies located in any other state. The law allows interstate bank mergers, subject to "opt-in or opt-out" action by individual states. Virginia adopted early "opt-in" legislation that allows interstate bank mergers. These laws also permit interstate branch acquisitions and de novo branching in Virginia by out-of-state banks if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositor of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise.

The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any-receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholders in the event that a receiver is appointed to distribute the assets of the Bank.

The Company was required to register in Virginia with the State Corporation Commission under the financial institution holding company laws of Virginia. Accordingly, the Company is subject to regulation and supervision by the SCC.

Capital Requirements

The Federal Reserve has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital," which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In summary, the capital measures used by the federal banking regulators are:

- Total risk-based capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital as a percentage of total risk-weighted assets;
- Tier 1 risk-based capital ratio, which is Tier 1 Capital as a percentage of total risk-weighted assets; and
- Leverage ratio, which is Tier 1 Capital as a percentage of adjusted average total assets.

Under these regulations, a bank will be:

- "Well capitalized" if it has a total risk-based capital ratio of 10% or greater, a tier 1 risk-based capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "Adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a tier 1 risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater — or 3% in certain circumstances — and is not well capitalized;
- "Undercapitalized" if it has a total risk-based capital ratio of less than 8% or greater, a tier 1 risk-based capital ratio of less than 4%, and a leverage ratio of less than 4% — or 3% in certain circumstances;
- "Significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "Critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain in compliance with these capital requirements.

The Company is a legal entity separate and distinct from the Bank. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. During the year ended December 31, 2010 and 2009, the Bank paid $1.500 million and $859,000 in dividends to the Company, respectively. The Company paid $1.301 million and $4.235 million in dividends to its preferred and common shareholders in 2010 and 2009, respectively.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Deposit Insurance

On October 20, 2010, pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio ("DRR"), that is, the ratio of the DIF to insured deposits. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum DRR to 1.35% from the former statutory minimum of 1.15%. The final rule allows the FDIC to increase or decrease total base assessment rates by no more than 2 basis points from one quarter to the next, and cumulative increases and decreases cannot be 2 basis points higher or lower than the total base assessment rates.

On November 9, 2010 and January 18, 2011, pursuant to the Dodd-Frank Act, the FDIC adopted rules providing for unlimited deposit insurance for traditional noninterest-bearing transaction accounts and Interest on Lawyers Trust Accounts for two years starting December 31, 2010. This coverage applies to all insured deposit institutions and there is no separate FDIC assessment for the insurance. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

On February 7, 2011, the FDIC adopted a final rule, which redefines the deposit insurance assessment base as required by the Dodd-Frank Act; makes changes to assessment rates; implements the Dodd-Frank Act's DIF dividend provisions; and, revises the risk-based assessment system for all large insured depository institutions, generally, those institutions with at least $10 billion in total assets. It is expected that nearly all of the 7,600-plus institutions with assets less than $10 billion will pay smaller assessments as a result of this final rule. For institutions less than $10 billion the following rules apply:

- Redefines the deposit insurance assessment base as average consolidated total assets minus average tangible equity;
- Makes generally conforming changes to the unsecured debt and brokered deposit adjustments to assessment rates;
- Creates a depository institution debt adjustment;
- Eliminates the secured liability adjustment; and
- Adopts a new assessment rate schedule effective April 1, 2011, and, in lieu of dividends, other rate schedules when the reserve ratio reaches certain levels.

This final rule and its total impact on the Company remain unclear at this time. A school of thought regarding the redefined deposit insurance assessment base calculation and the resulting lowered insurance assessments is that it may or may not offset the expected competition for deposits by larger banks, thereby increasing overall deposit competition and increasing the cost of those funds in the marketplace. The Company cannot provide any assurance as to the effect of any proposed change in its deposit insurance premium rate, should such a change occur, as such changes are dependent upon a variety of factors, some of which are beyond the Company's control. The final rule will take effect for the quarter beginning April 1, 2011, and will be reflected in the June 30, 2011 fund balance and the invoices for assessments due September 30, 2011.

Incentive Compensation

In June 2010, the Federal Reserve, Office of the Comptroller of the Currency and the FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's Board of Directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. At December 31, 2010, the Company had not been made aware of any instances of non-compliance with the new guidance.

The Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 (the "Act") was enacted in November 1999. The Act draws lines between the types of activities that are permitted for banking organizations that are financial in nature and those that are not permitted because they are commercial in nature. The Act imposes Community Reinvestment Act requirements on financial service organizations that seek to qualify for the expanded powers to engage in broader financial activities and affiliations with financial companies that the Act permits.

The Act created a new form of financial organization called a financial holding company that may own and control banks, insurance companies and securities firms. A financial holding company is authorized to engage in any activity that is financial in nature or incidental to an activity that is financial in nature or is a complementary activity. These activities include insurance, securities transactions and traditional banking related activities. The Act establishes a consultative and cooperative procedure between the Federal Reserve and the Secretary of the Treasury for the designation of new activities that are financial in nature within the scope of the activities permitted by the Act for a financial holding company. A financial holding company must satisfy special criteria to qualify for the expanded financial powers authorized by the Act. Among those criteria are requirements that all of the depository institutions owned by the financial holding company be rated as well-capitalized and well-managed and that all of its insured depository institutions have received a satisfactory ratio for Community Reinvestment Act compliance during their last examination. A bank holding company that does not qualify as a financial holding company under the Act is generally limited in the types of activities in which it may engage to those that the Federal Reserve has recognized as permissible for bank holding companies prior to the date of enactment of the Act. The Act also authorizes a state bank to have a financial subsidiary that engages as a principal in the same activities that are permitted for a financial subsidiary of a national bank if the state bank meets eligibility criteria and special conditions for maintaining the financial subsidiary.

The Act repealed the prohibition in the Glass-Steagall Act on bank affiliations with companies that are engaged primarily in securities underwriting activities. The Act authorizes a financial holding company to engage in a wide range of securities activities, including underwriting, broker/dealer activities and investment company and investment advisory activities. The Company currently is not a financial holding company under the Act.

Under the Act, federal banking regulators were required to adopt rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Pursuant to these rules, financial institutions must provide: initial notices to customers about their privacy policies, including a description of the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; annual notices of their privacy policies to current customers; and a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties. These privacy provisions will affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act was enacted to facilitate information sharing among entities within the government and financial institutions to combat terrorist activities and to expose money laundering. The USA Patriot Act is considered a significant piece of banking law with regard to disclosure of information related to certain customer transactions. Financial institutions are permitted to share information with one another, after notifying the United States Department of the Treasury, in order to better identify and report to the federal government activities that may involve terrorist activities or money laundering. Under the USA Patriot Act, financial institutions are obligated to establish anti-money laundering programs, including the development of a customer identification program and to review all customers against any list of the government that contains the names of known or suspected terrorists. The USA Patriot Act does not have a material or adverse impact on the Bank's products or services but compliance with this act creates a cost of compliance and a reporting obligation.

Community Reinvestment Act

Under the Community Reinvestment Act ("CRA") and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. CRA requires the adoption of a statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with CRA and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's CRA rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to CRA. Among other changes, CRA agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A financial holding company or any of its subsidiaries will not be permitted to engage in new activities authorized under the Gramm-Leach-Bliley Act if any bank subsidiary received less than a "satisfactory" rating in its latest CRA examination. The Company believes that it is currently in compliance with CRA.

Fair Lending; Consumer Laws

In addition to CRA, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Consumer Financial Protection

The Dodd-Frank Act established a new federal regulatory body named the Bureau of Consumer Financial Protection ("BCFP"), an independent entity within the Federal Reserve System that will assume responsibility for most consumer protection laws. This body issues rules for federal protection laws for banks and non-banks engaged in financial services. The head of this organization is an independent director appointed by the President of the United States and confirmed by the Senate with a dedicated budget paid by the Federal Reserve System. The BCFP will have the authority to supervise, examine, and take enforcement action with respect to institutions greater than $10 billion in assets, nonbank mortgage entities, and other nonbank providers of consumer financial services. Financial institutions with less than $10 billion in assets, like the Company, still have prudential regulatory agencies (i.e. Federal Reserve and SCC) as their lead supervisory bodies; however, the BCFP has the authority to include its examiners in examinations conducted by prudential regulatory agencies. The BCFP will create a national consumer complaint hotline so consumers will have, for the first time, a single toll-free number to report problems with financial products and services. It is in the Company's best interest to have consumer protections that meet the needs of customers while ensuring that any new regulatory proposals and rules are subjected to cost-benefit analysis and to ensure that other financial services not under the purview of the BCFP (i.e., securities and insurance) are afforded the same protection standards so as not to shift consumers to financial services not subject to the BCFP's supervision and rules. The impact to the Company as a result of the creation of the BCFP is unknown at this time.

Governmental Policies

The Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies influence overall growth and distribution of bank loans, investments and deposits. These policies also affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Future Regulatory Uncertainty

Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal and state regulation of financial institutions may change in the future and impact its operations. Although Congress and the state legislature in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 1A. *RISK FACTORS*

Our operations are subject to many risks that could adversely affect our future financial condition and performance and, therefore, the market value of our common stock. The risk factors applicable to us are the following:

Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry.

We face vigorous competition from other commercial banks, savings and loan associations, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other types of financial institutions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our nonbank competitors are not subject to the same extensive regulations that govern us. As a result, these nonbank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Difficult market conditions continue to adversely affect our industry.

Dramatic declines in the housing market in recent years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real-estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs spread to other securities and loans and have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. In this environment, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business and results of operations. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.

We may be adversely affected by economic conditions in our market area.

The general economic conditions in the markets in which we operate are a key component to our success. We are headquartered in central Virginia, and our market area includes regions in Virginia, Georgia and Maryland. Because our lending and deposit-gathering activities are concentrated in this market, we will be affected by the general economic conditions in these areas. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors, would impact these local economic conditions and the demand for banking products and services generally, and could negatively affect our financial condition and performance.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

An essential element of our business is to make loans. We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and analysis of the loan portfolio, management determines the adequacy of the allowance for loan losses by considering such factors as general and industry-specific market conditions, credit quality of the loan portfolio, the collateral supporting the loans and financial performance of our loan customers relative to their financial obligations to us. The amount of future losses is impacted by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. Actual losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. Estimating loan loss allowances for an unseasoned portfolio is more difficult than with seasoned portfolios, and may be more susceptible to changes in estimates and to losses exceeding estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or assert that our loan loss allowance will be adequate in the future. Future loan losses that are greater than current estimates could have a material impact on our future financial performance.

Banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize additional loan charge-offs, based on credit judgments different than those of our management. Any increase in the amount of our allowance or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our concentration in loans secured by real estate may increase our future credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Approximately 91% of our loans are secured by real estate, both residential and commercial, substantially all of which are located in our market area. A major change in the region's real estate market, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by raising interest rates, could adversely affect our customers' ability to pay these loans, which in turn could adversely impact us. Risk of loan defaults and foreclosures are inherent in the banking industry, and we try to limit our exposure to this risk by carefully underwriting and monitoring our extensions of credit. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in nonperforming loans. We do not record interest income on non-accrual loans, thereby adversely affecting our income and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect our business, results of operations and financial condition.

In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to performance of their other responsibilities. Such resolution may also require the assistance of third parties, and thus the expense associated with it. There can be no assurance that we will avoid further increases in nonperforming loans in the future.

We may incur losses if we are unable to successfully manage interest rate risk.

Our future profitability will substantially depend upon our ability to maintain or increase the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition. The shape of the yield curve can also impact net interest income. Changing rates will impact how fast our mortgage loans and mortgage backed securities will have the principal repaid. Rate changes can also impact the behavior of our depositors, especially depositors in non-maturity deposits such as demand, interest checking, savings and money market accounts. While we attempt to minimize our exposure to interest rate risk, we are unable to eliminate it as it is an inherent part of our business. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and industry-specific conditions and economic conditions generally.

We expect to enter into a written agreement with our banking regulators, which will require us to designate a significant amount of resources to comply with the agreement.

We have worked closely with our regulators as we have attempted to address the issues involved in integrating the four predecessor banks and their different cultures and concerns with asset quality and the uncertainty of the real estate markets and general economy in our markets. In light of these discussions, and as a result of the regulators' examinations, we expect that we will enter into a written agreement with the Federal Reserve Bank of Richmond and Virginia's Bureau of Financial Institutions in the second quarter of 2011. At this time, we expect that the contents of such an action will include provisions that address, among other matters, our development of credit risk management practices appropriate for our size, complexity and risk profile and the enhancement of our overall system for managing credit risk. A written agreement will require us to take certain actions, including the adoption of written plans or programs to address these issues that must be approved by regulators and implemented promptly upon receipt of such approval.

We expect the written agreement to also address formally the ability of management and our Board of Directors to properly oversee the remediation of identified issues. We have thoroughly reviewed current management and Board skills and continue to develop and implement enhanced corporate governance structures and principles.

We expect that our management and Board will continue to devote considerable time and attention on taking corrective actions to comply with the terms of the anticipated written agreement. There also is no guarantee that we will successfully address the regulators' concerns in the written agreement or that we will be able to comply with it. If we do not comply with the written agreement, we could be subject to the assessment of civil monetary penalties, further regulatory sanctions and/or regulatory enforcement actions.

We are not paying dividends on shares of our common stock or preferred stock and are deferring interest payments with respect to our trust preferred securities, and we may not be able to pay future dividends.

In 2010, we suspended the payment of dividends with respect to shares of our common stock, and we began to defer dividend payments with respect to the preferred stock that we issued to the United States Department of Treasury in connection with our participation in the TARP Capital Purchase Program and interest payments with respect to our trust preferred securities. We are not able to make any of these payments until our financial position improves, and we expect that the written agreement described above will require written regulatory approval before we are able to recommence them. In addition, our ability to pay dividends is limited by general regulatory restrictions and the need to maintain sufficient capital in our organization. The ability of our bank subsidiary to pay dividends to us is limited by the Bank's obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on dividends under federal and state bank regulatory requirements.

Dividend payments on our preferred stock and interest payments on our trust preferred securities are cumulative and, therefore, unpaid payments will accumulate and compound on each subsequent dividend payment date. If the dividends on the preferred stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, our authorized number of directors will be automatically increased by two and the holders of the preferred stock will have the right to elect those directors at our next annual meeting or at a special meeting called for that purpose. These two directors will be elected annually and will serve until all unpaid dividends for all past dividend periods have been declared and paid in full. Furthermore, we cannot pay dividends on our outstanding shares of preferred stock or our common stock until we have paid in full all deferred interest payments on our trust preferred securities. The Company has deferred the August 2010, November 2010, and February 2011 payments of its regular quarterly cash dividend with respect to its preferred stock

Accordingly, there is no assurance that we will be able to resume paying cash dividends. Even if we are allowed to resume paying dividends again, the future payment of cash dividends on our common stock, if any, will be subject to the prior payment of all unpaid dividends and deferred interest on our preferred stock and trust preferred securities.

We are subject to extensive government regulation and supervision.

We are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, and not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes.

The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of and government intervention in the financial services sector. The Act includes, among other things, changes to the deposit insurance and financial regulatory systems, enhanced bank capital requirements and new requirements designed to protect consumers in financial transactions. Many of these provisions are subject to rule making procedures and studies that will be conducted in the future, and thus the full effects of the legislation on us cannot yet be determined. Other changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways.

These provisions, or any other aspects of current proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to our operations in order to comply, and could therefore also materially adversely affect our business, financial condition, and results of operations. Furthermore, failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

We may need to raise capital that may not ultimately be available to us.

Regulatory authorities require us to maintain certain levels of capital to support our operations. While we remained "well capitalized" at December 31, 2010, additional losses that we may incur in the future may require us to raise capital. The ability to raise capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance.

Accordingly, we may not be able to raise capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise capital when needed, our ability to increase our capital ratios could be materially impaired, and we could face regulatory challenges. In addition, if we issue equity capital, it may be at a lower price and in all cases our existing stockholders' interests would be diluted.

The realization of the benefits of the FDIC shared-loss agreements depends on our compliance with the agreements.

Under the shared-loss agreements into which we entered in January 2009, the FDIC will reimburse us for 80% of losses arising from covered loans and foreclosed real estate assets on the first $118 million in losses of such covered loans and foreclosed real estate assets and for 95% of losses on covered loans and foreclosed real estate assets thereafter. The shared-loss agreements include a number of obligations for us, including, for example, the submission of detailed certificates, on a monthly basis for losses on single family one-to-four residential mortgage loans and on a quarterly basis for losses on other covered assets, for the FDIC's review.

Because the shared-loss agreements subject us to a number of contractual requirements, we must implement effective internal processes over covered assets (including consistency in the treatment of covered and non-covered assets) to maintain the guaranty that the FDIC has agreed to provide, which underpins the FDIC indemnification asset, which totaled $58.4 million at December 31, 2010. Any failure to comply with the contractual requirements of the shared-loss agreements may lead to the revocation of the agreements, which would necessitate the write-off of the related indemnification asset and the receivable that we carry on our balance sheet for amounts that we have billed the FDIC.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. As set forth in this Form 10-K, management's assessment of the effectiveness of our internal control over financial reporting cited a material weakness with respect to our identification of "impaired loans" under applicable regulatory and accounting guidance. Additional information on this issue is disclosed in Item 9A below.

Despite efforts to strengthen our internal and disclosure controls, we may identify additional other internal or disclosure control deficiencies in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

We can give no assurances that our deferred tax asset will not become impaired in the future because it is based on projections of future earnings, which are subject to uncertainty and estimates that may change based on economic conditions.

We can give no assurances that our deferred tax asset will not become impaired in the future. At December 31, 2010, we recorded net deferred income tax assets of $9.3 million. We assess the realization of deferred income tax assets and record a valuation allowance if it is "more likely than not" that we will not realize all or a portion of the deferred tax asset. We consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, we need a valuation allowance. Management's assessment is primarily dependent on historical taxable income and projections of future taxable income, which are directly related to our core earnings capacity and our prospects to generate core earnings in the future. Projections of core earnings and taxable income are inherently subject to uncertainty and estimates that may change given an uncertain economic outlook and current banking industry conditions. Due to the uncertainty of estimates and projections, it is possible that we will be required to record adjustments to the valuation allowance in future reporting periods.

A substantial decline in the value of our securities portfolio may result in an "other-than-temporary" impairment charge.

The total amount of our available-for-sale securities portfolio was $215.6 million at December 31, 2010. The measurement of the fair value of these securities involves significant judgment due to the complexity of the factors contributing to the measurement. Market volatility makes measurement of the fair value of our securities portfolio even more difficult and subjective. More generally, as market conditions continue to be volatile, we cannot provide assurance with respect to the amount of future unrealized losses in the portfolio. To the extent that any portion of the unrealized losses in these portfolios is determined to be other than temporary, and the loss is related to credit factors, we would recognize a charge to our earnings in the quarter during which such determination is made, and our capital ratios could be adversely affected.

The failure of our Board and management to implement and maintain effective risk management programs may adversely affect our operations.

As a banking organization, we are exposed to a variety of risks across our operations. We define risk generally as the danger of not achieving our financial, operating, or strategic goals as planned. As a result, to ensure our long-term corporate success, we must effectively identify and analyze risks and then manage or mitigate them through appropriate control measures. We have developed a plan to establish and maintain effective risk management programs to address oversight, control, and supervision of management, major operations and activities across our functional areas. We believe that this plan enables us to recognize and analyze risks early on and to take the appropriate action.

It is important to note that our organization has grown substantially over the past two years. In May 2008, we merged with each of BOE, the then holding company for the Bank, and TFC, the holding company for TransCommunity Bank, N.A., and, in July 2008, TransCommunity Bank merged into the Bank. In November 2008, the Bank acquired certain assets and assumed all deposit liabilities of TCB and, in January 2009, the Bank acquired certain assets and assumed all deposit liabilities of SFSB. This significant growth has put considerable strain on our organizational structure and the effectiveness of risk management programs that are appropriate for the various functions of an organization of our size and complexity. Furthermore, this growth has strained our control structure, including the structure that supports the effective application of policies and the execution of procedures within the operation of financial reporting controls.

We have put in place internal remediation plans that address concerns that have arisen in maintaining the effectiveness of our risk management programs. While our Board and management are working diligently to ensure that our organization implements and maintains effective risk management programs, any failure to do so may adversely affect our operations. As a result, we may not be able to achieve our financial, operational and strategic goals.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 24 months. Recently, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

We may be adversely impacted by changes in the condition of financial markets.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives. Just a few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest and currency exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Accordingly, depending on the instruments or activities impacted, market risks can have adverse effects on our results of operations and our overall financial condition.

Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors.

We are subject to supervision by several governmental regulatory agencies, including the Federal Reserve Bank of Richmond and Virginia's Bureau of Financial Institutions. Bank regulations, and the interpretation and application of them by regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence earnings and growth. In addition, these regulations may limit our growth and the return to investors by restricting activities such as the payment of dividends, mergers with, or acquisitions by, other institutions, investments, loans and interest rates, interest rates paid on deposits and the opening of new branch offices. Although these regulations impose costs on us, they are intended to protect depositors, and should not be assumed to protect the interest of shareholders. The regulations to which we are subject may not always be in the best interest of investors.

A loss of our senior officers could impair our relationship with our customers and adversely affect our business.

Many community banks attract customers based on the personal relationships that the banks' officers and customers establish with each other and the confidence that the customers have in the officers. We depend on the performance of our senior officers. These officers have many years of experience in the banking industry and have numerous contacts in our market area. The loss of the services of any of our senior officers, or the failure of any of them to perform management functions in the manner anticipated by our board of directors, could have a material adverse effect on our business. Our success will be dependent upon the board's ability to attract and retain quality personnel, including these individuals.

Increases in FDIC insurance premiums may cause our earnings to decrease.

Since the financial crisis began several years ago, an increasing number of bank failures have imposed significant costs on the FDIC in resolving those failures, and the regulator's deposit insurance fund has been depleted. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC has increased, and may increase in the future, assessment rates of insured institutions, including the Bank.

Deposits are insured by the FDIC, subject to limits and conditions or applicable law and the FDIC's regulations. Pursuant to the Dodd-Frank Act, FDIC insurance coverage limits were permanently increased to $250,000 per customer. The Dodd-Frank Act also provides for unlimited FDIC insurance coverage for noninterest-bearing demand deposit accounts for a two-year period beginning on December 31, 2010 and ending on December 31, 2012. The FDIC administers the deposit insurance fund, and all insured depository institutions are required to pay assessments to the FDIC that fund the deposit insurance fund. The Dodd-Frank Act changed the methodology for calculating deposit insurance assessments by changing the assessment base from the amount of an insured depository institution's domestic deposits to its total assets minus tangible equity. On February 7, 2011, the FDIC issued a new regulation implementing revisions to the assessment system mandated by the Financial Reform Act. The new regulation will be effective April 1, 2011 and will be reflected in the June 30, 2011 FDIC fund balance and the invoices for assessments due September 30, 2011. As a result of the new regulations, we expect to incur higher annual deposit insurance assessments than we historically incurred before the financial crisis began several years ago. While the burden of replenishing the DIF will be placed primarily on institutions with assets of greater than $10 billion, any future increases in required deposit insurance premiums or other bank industry fees could have a significant adverse impact on our financial condition and results of operations.

We are subject to executive compensation restrictions because of our participation in the Treasury's Capital Purchase Program.

As a participant in the Capital Purchase Program, we are subject to the Department of the Treasury's standards for executive compensation and governance for the period during which the Department of the Treasury holds the preferred stock that we issued under this program. These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers and can also apply to a number of our other employees.

The standards include requirements to recover certain bonus payments if they were based on materially inaccurate financial statements or performance metric criteria, prohibitions on making certain golden parachute payments, prohibitions on paying or accruing certain bonus payments, except as otherwise permitted by the rules, prohibitions on maintaining any plan for senior executive officers that encourages such officers to take unnecessary and excessive risks that threaten our value, prohibitions on maintaining any employee compensation plan that encourages the manipulation of reported earnings to enhance the compensation of any employee and prohibitions on providing certain tax gross-ups. These restrictions and standards could limit our ability to recruit and retain executive officers.

In addition, while we believe that we have taken and continue to take the steps necessary to comply with the standards described above, we cannot make any assurance that the Department of the Treasury or our other regulators will agree that we have in every instance. As a result, we cannot make any assurances as to any penalties that the regulatory agencies may assess if we are deemed to have violated any of the standards above. Such penalties may include civil and criminal penalties and restitution of certain payments that we have made.

Our businesses and earnings are impacted by governmental, fiscal and monetary policy.

We are affected by domestic monetary policy. For example, the Federal Reserve Board regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve Board also can materially affect the value of financial instruments we hold, such as loans and debt securities, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Our businesses and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond our control and hard to predict.

Our profitability and the value of any equity investment in us may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking and other legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are generally intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably, and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Many of these regulations increase our costs and thus place other financial institutions that may not be subject to similar regulation in stronger, more favorable competitive positions.

The trading volume in our common stock is less than that of other larger financial services companies.

Although our common stock is listed for trading on NYSE Amex (formerly known as NYSE Alternext US), the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

As previously reported, on September 30, 2009, the Company received a comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") with respect to the disclosures in certain of its periodic reports filed in 2009, and the Company has received follow-up comment letters with respect to periodic reports filed in 2009 and 2010. The Company has addressed the Staff's comments in this Form 10-K and in the following documents:

- amendments to the Quarterly Report on Form 10-Q for each of the first three quarters of 2009, as filed on March 3, 2011;
- an amendment to its Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K"), as filed on January 14, 2011;
- an amendment to the Annual Report on Form 10-K for the year ended December 31, 2009, as filed on January 14, 2011; and
- supplemental information that the Company has provided the Staff.

The Company has represented to the Staff that it will file an additional amendment to the 2008 Form 10-K in order to address the following two unresolved comments:

- The Company will include a "restatement" note to the financial statements to quantify expressly changes in line items on its consolidated financial statements for the period ended December 31, 2008, following adjustments that the Company has previously made to correct valuation errors in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates.
- The Company will disclose a new material weakness as of December 31, 2008, and the remediation of it, related to the omission of certain financial and other information related to the Company's predecessors (TFC and BOE) from the original 2008 Form 10-K.

The Company believes that, with the filing of the additional amendment to the 2008 Form 10-K, there will be no unresolved written comments from the Staff with respect to Company's periodic or current reports.

ITEM 2. *PROPERTIES*

The Company operates the following offices:

Corporate Headquarters:

Innslake — 4235 Innslake Drive, Glen Allen, VA 23060

Virginia Markets:

Main Office of the Bank — 1325 Tappahannock Boulevard, Tappahannock, VA 22560
Burgess — 14598 Northumberland Highway, Burgess, VA 22432
Callao — 654 Northumberland Highway, Callao, VA 22435
Centerville — 100 Broad Street Road, Manakin-Sabot, VA 23103
Courthouse — 1949 Sandy Hook Road, Goochland, VA 23063
Flat Rock — 2320 Anderson Highway, Powhatan, VA 23139
King William — 4935 Richmond-Tappahannock Highway, Manquin, VA 23106
Louisa — 217 East Main Street, Louisa, VA 23093
Mechanicsville — 6315 Mechanicsville Turnpike, Mechanicsville, VA 23111
Prince Street — 323 Prince Street, Tappahannock, VA 22560
Rockbridge — 744 North Lee Highway, Lexington, VA 24450
Virginia Center — 9951 Brook Road, Glen Allen, VA 23060
West Point — 16th and Main Street, West Point, VA 23181
Winterfield — 3740 Winterfield Road, Midlothian, VA 23113

Georgia Market:

Covington — 10105 Highway 142, Covington, GA 30014
Grayson — 2001 Grayson Highway, Grayson, GA 30017
Loganville — 4581 Atlanta Highway, Loganville, GA 30052
Snellville — 2238 Main Street East, Snellville, GA 30078

Maryland Market:

Arnold — 1460 Ritchie Highway, Arnold, MD 21012
Catonsville — 1000 Ingleside Avenue, Catonsville, MD 21228
Clinton — 9023 Woodyard Road, Clinton, MD 20735
Crofton — 2120 Baldwin Avenue, Crofton, MD 21114
Landover Hills — 7467 Annapolis Road, Landover Hills, MD 20784
Rockville — 1101 Nelson Street, Rockville, MD 20850
Rosedale — 1230 Race Road, Rosedale, MD 21237

The Company leases its corporate headquarters, its Rockbridge and Winterfield offices in the Virginia markets and the Arnold, Clinton, Landover Hills and Rockville offices in the Maryland market. The Company also has loan production offices in Fairfax, Virginia and Cumming, Georgia, both of which are leased.

The Bank will close its Rockbridge office in April 2011.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated needs.

ITEM 3. *LEGAL PROCEEDINGS*

There are no material-pending legal proceedings to which the Company, including its subsidiaries, is a party or of which its property is the subject.

ITEM 4. *(REMOVED AND RESERVED)*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Price for Securities

The Company's common stock, warrants and units trade on NYSE Amex (formerly NYSE Alternext US and the American Stock Exchange) under the symbols "BTC," "BTC.WS," and "BTC.U," respectively.

The following table sets forth, for each quarter of 2009 and 2010, the quarterly high and low sales prices of the Company's common stock, warrants and units as reported on NYSE Amex.

	Common Stock		Warrants		Units	
	High	Low	High	Low	High	Low
2009						
Quarter ended March 31	$ 3.85	2.58	0.52	0.35	4.00	3.15
Quarter ended June 30	4.40	3.10	0.81	0.44	4.76	4.00
Quarter ended September 30	3.71	3.13	0.77	0.46	4.21	4.21
Quarter ended December 31	3.56	2.34	0.60	0.16	4.17	3.30
2010						
Quarter ended March 31	3.65	2.82	0.58	0.21	3.38	3.16
Quarter ended June 30	3.14	2.10	0.22	0.02	3.16	2.78
Quarter ended September 30	2.39	0.92	0.09	0.00	2.60	1.69
Quarter ended December 31	1.25	0.70	0.06	0.00	1.61	0.80

Holders of Record

As of December 31, 2010, there were 2,162 holders of record of the Company's common stock, four holders of record of its warrants and one holder of record of its units, not including beneficial holders of securities held in street name.

Dividends

The Company's dividend policy is subject to the discretion of the board of directors and future dividend payments will depend upon a number of factors, including future earnings, alternative investment opportunities, financial condition, cash requirements, and general business conditions. Under a capital plan that the Company adopted in October 2009, the Company's policy is to pay quarterly cash dividends. However, the Company has determined to limit any cash dividend payment to no more than 50% of its prior year's earnings, excluding any goodwill impairment. The Company retains the discretion to modify this determination if its capital ratios and related models indicate that such modification is prudent and consistent with the maintenance of targeted capital levels and the improvement of return on equity on a quarterly basis. In addition, if the Company's capital levels fall or are forecasted to fall below "well capitalized" levels, the Company will consider the suspension of the dividend payment.

The Company's ability to distribute cash dividends will depend primarily on the ability of its banking subsidiary to pay dividends to it. The Bank is subject to legal limitations on the amount of dividends that it is permitted to pay. Furthermore, neither the Company nor the Bank may declare or pay a cash dividend on any of its capital stock if it is insolvent or if the payment of the dividend would render the entity insolvent or unable to pay its obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Regulation and Supervision — Capital Requirements" in Item 1 above.

The Company commenced declaring dividends on its common stock in 2008 following the mergers with BOE and TFC. From the second quarter of 2008 through the first quarter of 2010, the Company paid a quarterly cash dividend of $0.04 per share to the holders of its common stock.

Following the payment of its cash dividend in February 2010, the Company determined to suspend the payment of its quarterly dividend to holders of common stock. While the Company believes that its capital and liquidity levels remain above the averages of its peers, the Company incurred a net loss to common stockholders for the 2009 year and remains concerned over asset quality and the uncertainty of the real estate markets and general economy in the central Virginia region. Due to these factors, the Company has determined that it is currently prudent to retain capital until such time as the Company experiences a return to consistent quarterly profitability.

In addition, on December 19, 2008, the Company received $17.680 million of capital funding from the Department of the Treasury, and the capital is considered senior preferred stock. Under the terms of the preferred stock, the Company is required to pay on a quarterly basis a dividend rate of 5% per year for the first five years, after which the dividend rate automatically increases to 9% per year. The Company made dividend payments for this capital on a quarterly basis from February 2009 through May 2010.

The Company may defer dividend payments, but the dividend is a cumulative dividend that accumulates for payment in the future, and the failure to pay dividends for six dividend periods would trigger board appointment rights for the holder of the preferred stock. The Company has deferred the August 2010, November 2010, and February 2011 payments of its regular quarterly cash dividend with respect to its preferred stock. The amount of the 2010 dividends that will accumulate and be unpaid is $442,000. The amount of the February 2011 dividend that will accumulate and be unpaid is $221,000. In addition, while shares of the senior preferred stock are outstanding, the Company could be subject to limitations on dividends on its common stock. Common stock dividends cannot be increased until the third anniversary of the Department of the Treasury's investment without its consent unless, prior to the third anniversary, the senior preferred stock is redeemed in whole or the Department of the Treasury has transferred all of its senior preferred stock to third parties.

Purchases of Equity Securities by the Issuer

The Company does not currently have in place a repurchase program with respect to any of its securities. In addition, the Company did not repurchase any of its securities during the year ended December 31, 2010.

Stock Performance Graph

The stock performance graph set forth below shows the cumulative stockholder return on the Company's common stock during the period from September 5, 2006, the date on which such stock first traded, to December 31, 2010, as compared with (i) an overall stock market index, the NASDAQ Composite Index, and (ii) a published industry index, the SNL Bank and Thrift Index. The graph assumes that $100 was invested on September 5, 2006 in the Company's common stock and in each of the comparable indices and that dividends were reinvested.


Total Return Performance
150
125
100
75
50
25
0
Index Value
Community Bankers Trust Corporation
NASDAQ Composite
09/05/06
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

Index	*Period Ending* 09/05/06	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Community Bankers Trust Corporation	100.00	100.70	104.37	43.15	49.13	16.04
NASDAQ Composite	100.00	109.76	121.46	72.90	105.96	125.20
SNL Bank and Thrift	100.00	106.93	81.54	46.89	46.26	51.65

ITEM 6. *SELECTED FINANCIAL DATA*

The selected financial data of the Company appear below. We have also provided below selected financial data for the Company's predecessors.

The Company's historical information is derived from its consolidated financial statements as of the year ended December 31, 2010, 2009 and 2008, included elsewhere in this report. Company historical information for the year ended March 31, 2007 and the nine months ended December 31, 2007 is derived from its consolidated financial statements, which are not included elsewhere in this report.

The historical information for TCF as predecessor is derived from its audited financial statements for the period ended May 31, 2008, included elsewhere in this report. TCF historical information for the years ended December 31, 2007, 2006 and 2005 is derived from its audited financial statements, which are not included elsewhere in this report.

The historical information for BOE as predecessor is derived from its audited financial statements for the period ended May 31, 2008, included elsewhere in this report. BOE historical information for the years ended December 31, 2007, 2006 and 2005 is derived from its audited financial statements, which are not included elsewhere in this report

The information provided below is only a summary and should be read in conjunction with each company's consolidated financial statements and related notes and Management's Discussion and Analysis contained elsewhere in this report. The historical results included below and elsewhere in this report are not indicative of the future performance of the Company and its subsidiaries.

Historical Financial Information of the Company

	Twelve months ended 12/31/2010	Twelve months ended 12/31/2009	Twelve months ended 12/31/2008	Nine months ended 12/31/2007	Twelve months ended 3/31/2007
	(dollars in thousands, except per share amounts)				
Results of Operations					
Interest and dividend income	$ 58,926	$ 64,520	$ 23,335	$ 1,944	$ 2,268
Interest expense	18,389	25,134	8,560	—	—
Net interest income	40,537	39,386	14,775	1,944	2,268
Provision for loan losses	27,363	19,089	2,572	—	—
Net interest income after provision for loan losses	13,174	20,297	12,203	1,944	2,268
Noninterest income	1,644	26,240	1,780	—	—
Noninterest expenses	45,253	75,960	12,627	263	338
(Loss)/income before income taxes	(30,435)	(29,423)	1,356	1,681	1,930
Income tax expense (benefit)	(9,442)	404	133	576	806
Net (loss) income	$ (20,993)	$ (29,827)	$ 1,223	$ 1,105	$ 1,124
Financial Condition					
Assets	$ 1,115,594	$ 1,226,723	$ 1,030,240	$ 59,411	$ 58,812
FDIC Indemnification asset	58,369	76,107	—	—	—
Loans, covered by FDIC shared-loss agreement	115,537	150,935	—	—	—
Loans, net of unearned income (excluding covered loans)	525,548	578,629	523,298	—	—
Deposits	961,725	1,031,402	806,348	—	—
Stockholders' equity	107,127	131,102	164,403	45,312	44,279

Historical Financial Information of the Company (continued)
(dollars in thousands, except per share amounts)

	Twelve months ended 12/31/2010	Twelve months ended 12/31/2009	Twelve months ended 12/31/2008	Nine months ended 12/31/2007	Twelve months ended 3/31/2007
Ratios					
Return on average assets	(1.75%)	(2.37%)	0.25%	1.87%	1.95%
Return on average equity	(17.53%)	(19.31%)	1.52%	2.47%	2.52%
Non-GAAP return on average tangible assets (1)	(1.17%)	0.30%	0.42%	—	—
Non-GAAP return on average tangible common equity (1)	(16.60%)	3.74%	4.61%	—	—
Efficiency ratio (2)	107.28%	115.75%	76.27%	13.53%	14.90%
Equity to assets	9.60%	10.69%	15.96%	76.23%	75.29%
Loan to deposit ratio	66.66%	70.74%	64.90%	—	—
Average tangible Common Equity / Average tangible Assets	7.04%	7.89%	9.11%	76.23%	75.29%
Per Share Data					
Earnings per common share, basic	$ (1.03)	$ (1.43)	$ 0.07	$ 0.12	$ 0.14
Earnings per common share, diluted	$ (1.03)	$ (1.43)	$ 0.07	$ 0.09	$ 0.11
Non-GAAP earnings per common share, diluted (1)	$ (0.64)	$ 0.17	$ 0.11	$ 0.09	$ 0.11
Cash dividends paid to common stockholder	$ 859	$ 3,435	$ 1,755	$ —	$ —
Market value per share	$ 1.05	$ 3.21	$ 3.00	$ 7.41	$ 7.26
Book value per tangible common share	$ 3.46	$ 4.21	$ 4.30	$ 4.83	$ 5.54
Price to earnings ratio, diluted	(1.02%)	(2.28%)	42.86%	82.33%	66.25%
Price to book value ratio	25.3%	60.9%	43.9%	153.3%	131.1%
Dividend payout ratio	(3.89%)	(11.15%)	143.50%	—	—
Weighted average shares outstanding, basic	21,468,455	21,468,455	16,429,894	9,375,000	7,997,740
Weighted average shares outstanding, diluted	21,468,455	21,468,455	17,517,895	11,807,432	10,256,708
Asset quality ratios					
Allowance for loan losses (non-covered)	$ 25,543	$ 18,169	$ 6,939	$ —	$ —
Allowance for loan losses (non-covered) / non-covered loans (3)	4.86%	3.14%	1.33%	—	—
Allowance for loan losses (non-covered) / nonperforming non-covered loans (3)	69.18%	89.69%	140.72%	—	—
Allowance for loan losses (non-covered) / nonaccrual non-covered loans (3)	69.92%	90.80%	153.04%	—	—
Nonperforming non-covered assets / non-covered loans and non-covered other real estate (3)	8.06%	3.77%	0.98%	—	—
Capital ratios					
Leverage ratio	8.12%	8.93%	12.54%	—	—
Tier 1 risk-based capital ratio	14.40%	14.82%	18.92%	—	—
Total risk-based capital ratio	15.58%	16.03%	20.00%	—	—

(1)Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Non GAAP Measures" for a reconciliation.
(2)The efficiency ratio is calculated by dividing noninterest expense over the sum of net interest income plus noninterest income.
(3)Excludes assets covered by FDIC shared-loss agreements.

Historical Financial Information of BOE as Predecessor

	Period ended 5/31/2008	For the Years Ended December 31 2007	2006
		(dollars in thousands, except per share amounts)	
Summary balance sheet data:			
Assets	$ 317,803	$ 302,431	$ 281,378
Investment securities	58,898	57,304	60,516
Loans	233,353	221,549	196,891
Allowance for loan losses	2,729	2,595	2,400
Deposits	256,382	244,593	230,865
Other borrowed funds	27,141	24,276	19,331
Stockholders' equity	29,681	30,110	28,047
Summary results of operations data:			
Interest and dividend income	$ 7,775	$ 18,694	$ 16,734
Interest expense	3,745	8,695	6,972
Net interest income	4,030	9,999	9,762
Provision for loan losses	200	6	125
Net interest income after provision for loan losses	3,830	9,993	9,637
Noninterest income	854	1,958	2,251
Noninterest expense	4,882	8,763	7,893
(Loss) income from continuing operations before income taxes	(198)	3,188	3,995
Income tax (benefit) expense	(10)	580	872
Net income (loss)	$ (188)	$ 2,608	$ 3,123
Per share data:			
Net income (loss) per share - basic	$ (0.15)	$ 2.16	$ 2.60
Net income (loss) per share - diluted	$ (0.15)	$ 2.15	$ 2.58
Book value	$ 24.46	$ 24.84	$ 23.22
Weighted average number of shares outstanding	1,213,285	1,214,944	1,210,922
Operating ratios:			
Loan to deposit ratio	91.02%	90.58%	85.28%
Asset quality ratios:			
Allowance for loan losses to nonperforming assets	687.41%	2276.32%	2352.94%
Allowance for loan losses to total loans	1.17%	1.17%	1.22%
Nonperforming assets to total loans	0.17%	0.05%	0.05%
Capital ratios: (1)			
Leverage ratio	11.00%	11.40%	11.70%
Tier 1 risk-based capital ratio	14.30%	14.70%	15.40%
Total risk-based capital ratio	15.20%	15.70%	16.40%

(1) Capital ratios for May 31, 2008 period were taken from March 31, 2008 data.

Historical Financial Information of TFC as Predecessor

	Period ended 5/31/2008	For the Years Ended December 31 2007	2006
		(dollars in thousands, except per share amounts)	
Summary balance sheet data:			
Assets	$ 270,053	$ 238,271	$ 198,445
Investment securities	11,285	16,643	35,017
Loans	241,880	205,480	151,399
Allowance for loan losses	3,426	3,036	2,065
Deposits	232,134	203,598	164,973
Other borrowed funds	5,218	—	2,017
Stockholders' equity	28,387	33,233	30,553
Summary results of operations data:			
Interest and dividend income	$ 7,111	$ 17,143	$ 14,307
Interest expense	3,318	6,676	4,958
Net interest income	3,793	10,467	9,349
Provision for loan losses	1,348	1,686	493
Net interest income after provision for loan losses	2,445	8,781	8,856
Noninterest income	429	1,110	1,011
Noninterest expense	8,229	10,643	8,933
(Loss) income from continuing operations before income taxes	(5,355)	(752)	934
Income tax (benefit) expense	(1,454)	(3,325)	15
Net income (loss) from continuing operations	(3,901)	2,573	919
Net loss from discontinued operations	—	(77)	(802)
Net income (loss)	$ (3,901)	$ 2,496	$ 117
Per share data:			
Net income (loss) per share from continuing operations - basic and diluted	$ (0.85)	$ 0.56	$ 0.20
Net income (loss) per share - basic and diluted	$ (0.85)	$ 0.54	$ 0.03
Book value	$ 6.19	$ 7.24	$ 6.67
Weighted average number of shares outstanding	4,586,741	4,586,741	4,581,741
Operating ratios:			
Loan to deposit ratio	104.20%	100.92%	91.78%
Asset quality ratios:			
Allowance for loan losses to nonperforming assets	87.53%	142.2%	214.86%
Allowance for loan losses to total loans	1.42%	1.48%	1.36%
Nonperforming assets to total loans	1.62%	1.04%	0.63%
Capital ratios: (1)			
Leverage ratio	13.36%	13.61%	15.86%
Tier 1 risk-based capital ratio	13.64%	13.95%	17.16%
Total risk-based capital ratio	14.89%	15.20%	18.32%

(1) Capital ratios for May 31, 2008 period were taken from March 31, 2008 data.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

GENERAL

Community Bankers Trust Corporation (the "Company") is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the "Bank"), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia.

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

The Company generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Company's cost of funds is a function of the average amount of interest-bearing deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. Additionally, the Bank earns non-interest income from service charges on deposit accounts and other fee or commission-based services and products. Other sources of non-interest income can include gains or losses on securities transactions, gains from loan sales, transactions involving bank-owned property, and income from Bank Owned Life Insurance ("BOLI") policies. The Company's income is offset by non-interest expense, which consists of goodwill impairment and other charges, salaries and benefits, occupancy and equipment costs, professional fees, and other operational expenses. The provision for loan losses and income taxes materially affect income.

CAUTION ABOUT FORWARD LOOKING STATEMENTS

The Company makes certain forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors, including, without limitation, the effects of and changes in the following:

- the quality or composition of the Company's loan or investment portfolios, including collateral values and the repayment abilities of borrowers and issuers;
- assumptions that underlie the Company's allowance for loan losses;
- general economic and market conditions, either nationally or in the Company's market areas;
- the ability of the Company to comply with regulatory actions, and the costs associated with doing so;
- the interest rate environment;
- competitive pressures among banks and financial institutions or from companies outside the banking industry;
- real estate values;
- the demand for deposit, loan, and investment products and other financial services;
- the demand, development and acceptance of new products and services;
- the Company's compliance with and, the timing of future reimbursements from the FDIC to the Company, under the shared loss agreements;
- consumer profiles and spending and savings habits;

- the securities and credit markets;
- costs associated with the integration of banking and other internal operations;
- management's evaluation of goodwill and other assets on a periodic basis, and any resulting impairment charges, under applicable accounting standards;
- the soundness of other financial institutions with which the Company does business;
- inflation;
- technology; and
- legislative and regulatory requirements.

These factors and additional risks and uncertainties are described in the "Risk Factors" discussion in Part I, Item 1A, of this report.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

CRITICAL ACCOUNTING POLICIES

The following is a summary of the Company's critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses on Non-covered Loans

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This quarterly evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, management believes that it is more likely than not that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, availability of current financial information, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In the third quarter of 2010, the Company refined the factors used to calculate the FASB ASC 450, *Contingencies*, component of the allowance for loan loss to include more quantifiable information supported by current economic data. The analysis consists of these components: a) linear regression analysis of historical loss data provided by the FDIC, b) historical losses for the Company since inception on May 31, 2008, c) risk grade migrations and delinquency migrations of the loan portfolio, and d) an unallocated component to capture management's view of the overall impact of those factors discussed in the above paragraph. This revision had an impact of a decrease to the amount of allowance for loan losses on non-covered loans of approximately $500,000.

Allowance for Loan Losses on Covered Loans

The assets acquired in the SFSB acquisition are covered by a shared-loss agreement with the FDIC. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million in losses of such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a "loss" on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made monthly until the end of the month in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements.

The Company evaluated the acquired covered loans and has elected to account for them under ASC 310-30.

The covered loans acquired are subject to credit review standards described above for non-covered loans. If and when credit deterioration occurs subsequent to the acquisition date, a provision for credit loss for covered loans will be charged to earnings for the full amount without regard to the FDIC shared-loss agreements. The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as an impairment in the current period through allowance for loan loss. Subsequent increases in expected cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

FDIC Indemnification Asset

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in FASB ASC 805. The FDIC indemnification asset is required to be measured in the same manner as the asset or liability to which it relates. The FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and other real estate owned and the loss sharing percentages outlined in the Purchase and Assumption Agreements with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding indemnification asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to changing loss expectations will also have an impact to the valuation of the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the value of the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

Goodwill and Other Intangible Assets

The Company adopted FASB ASC 350, *Intangibles - Goodwill and Others*. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. Goodwill impairment charges of $5.727 million and $31.949 million were realized in 2010 and 2009, respectively. All of the Company's goodwill has been impaired and the carrying value at December 31, 2010 is $0. There were no goodwill impairment charges in 2008. Additionally, under ASC 350, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. Any branch acquisition transactions were outside the scope of ASC 350 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of ASC 350. The costs of purchased deposit relationships and other intangible assets, based on independent valuation by a qualified third party, are being amortized over their estimated lives. Core deposit intangible amortization expense charged to operations was $2.261 million for the year ended December 31, 2010, $2.241 million for the year ended December 31, 2009 and $975,000 for the year ended December 31, 2008. The core deposit intangible is evaluated for impairment in accordance with ASC 350. The Company did not record any goodwill or other intangible prior to the TFC and BOE mergers.

OVERVIEW

As of December 31, 2010, the Company had total assets aggregating $1.116 billion versus $1.227 billion at the prior year end, representing a decrease of $111.129 million, or 9.06%. The decrease in assets for the year was the direct result of a decrease in non-covered and covered loans. Non-covered loans aggregated $525.548 million at December 31, 2010 compared with $578.629 million at December 31, 2009, representing a decrease of $53.081 million, or 9.17%. Loans covered by FDIC shared-loss agreements totaled $115.537 million at December 31, 2010 compared with $150.935 million at December 31, 2009, representing a decrease of $35.398 million, or 23.45%.

The securities portfolio increased $6.550 million, or 2.18% to aggregate $307.501 million at December 31, 2010 compared with $300.951 million at December 31, 2009. As of December 31, 2010 the Company had Federal funds sold of $2.000 million compared with $0 at December 31, 2009.

The Company is required to account for the effect of market changes in the value of securities available-for-sale ("AFS") under FASB ASC 320, *Investments - Debt and Equity Securities*. The market value of the December 31, 2010 and December 31, 2009 AFS portfolio was $215.560 and $179.440 million, respectively. At December 31, 2010, the Company had a net unrealized loss in the AFS portfolio of $219,000 versus a net unrealized gain of $3.079 million at December 31, 2009.

Total deposits declined $69.677 million, or 6.76%, to aggregate $961.725 million at December 31, 2010. This decrease was attributed to management lowering rates among all regions as loan demand remained weak, in an attempt to restructure the deposit mix away from higher priced time deposits and more into lower cost transactional accounts. The Company's total loan-to-deposit ratio was 66.7% at December 31, 2010 compared to 70.7% at December 31, 2009.

The Company had Federal Home Loan Bank (FHLB) advances aggregating $37.000 million at December 31, 2010 and 2009. Stockholders' equity aggregated $107.127 million at December 31, 2010 compared with $131.102 million at December 31, 2009. The decline in stockholders' equity was driven by a $5.727 million non-cash impairment of goodwill taken during the year coupled with $27.363 million of provision for loan losses, which drove the net loss in 2010. Total equity represented 9.60% and 10.69% of total assets at December 31, 2010 and 2009, respectively.

RESULTS OF OPERATIONS

Net income for 2009 reflects a full twelve months for the Company of consolidated operations for the holding company and the banking subsidiary, while net income for 2008 reflects five months for the Company and seven months of consolidated operations for the holding company and the banking subsidiary.

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company's operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company's predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company's operations, revenues and expenses after the acquisitions are most similar in all respects to those of TFC's and BOE's historical periods. Accordingly, the consolidated financial statements for the Predecessor Entities for the five months ended May 31, 2008 have been presented.

Net Income

For the year ended December 31, 2010, the Company recorded a net loss available to common shareholders of $22.071 million compared with a net loss of $30.804 million for 2009. Basic and fully diluted earnings per share were ($1.03) for 2010 versus ($1.43) for 2009, respectively. Losses for both years were primarily driven by two factors: $27.363 million and $19.089 million in loan loss provisions in 2010 and 2009, respectively, and non-tax deductible impairment of goodwill charges of $5.727 million in 2010 and $31.949 million in 2009.

For the year ended December 31, 2009, the Company recorded a net loss available to common shareholders of $30.804 million compared with net income of $1.223 million for 2008. Basic and fully diluted earnings per share were ($1.43) for 2009 versus $0.07

for 2008, respectively. The net loss for the year of 2009 was primarily driven by two non-cash goodwill impairment charges aggregating $31.949 million taken during the second and fourth quarters, coupled with $19.089 million in loan loss provisions for the year. These items were offset by a gain of $20.255 million on the SFSB transaction.

Net Interest Income

The Company's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, including securities and loans, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

For the year ended December 31, 2010, net interest income was $40.537 million, which generated a tax equivalent net interest margin of 4.10%. The net interest margin is defined as net interest income divided by average interest-earning assets. The Bank's net interest margin improved 27 basis points during 2010, from 3.83% in 2009, mainly from management lowering the cost of funds throughout the year.

For the year ended December 31, 2009, net interest income was $39.386 million, which generated a tax equivalent net interest margin of 3.83%. The Bank's net interest margin improved 22 basis points during 2009 from 3.61%, or $14.775 million in 2008, primarily from improved yields on earning assets. Most notably, the yields related to the fair market value of loans acquired from SFSB enhanced the margin. Concurrently, management proactively managed the deposit base in three states, lowering the overall cost of funds during the year.

Interest and fees on non-covered loans decreased $2.575 million, or 7.15%, to aggregate $33.444 million during 2010. Interest and fee income on covered loans equaled $13.759 million during 2010. In total, loan interest income continues to be the largest component driving the net interest margin. Cost of interest bearing liabilities totaled $18.389 million during 2010 of which interest on deposits was $17.041 million. This compares with $25.134 million in total interest expense and $23.717 million in interest on deposits, respectively in 2009.

Interest and fees on non-covered loans increased $16.325 million, or 82.90%, to aggregate $36.019 million during 2009. Interest and fee income on covered loans equaled $15.139 million during 2009. Total interest expense totaled $25.134 million during 2009 of which interest on deposits was $23.717 million. This compares with $8.560 million in total interest expense and $7.695 million in interest on deposits, respectively in 2008.

Net interest income was $14.775 million for the year ended December 31, 2008. Interest and fee income on loans equaled $19.694 million at December 31, 2008 and represented the largest component of interest income, despite a relatively low volume of loans relative to deposits at December 31, 2008. Total interest expense was primarily driven by deposit expense of $7.695 million during 2008.

The Company's total loan to deposit ratio was 66.67% at December 31, 2010 versus 70.74% at December 31, 2009. The ratio decreased during 2010 due to a decline in overall loan balances as management focused on the remediation of problem credits, but was partially offset by a decline in deposits, as management focused on lowering the cost of funds.

The Company's total loan to deposit ratio was 70.74% at December 31, 2009 versus 64.90% at December 31, 2008. The ratio increased during 2009 due to the new loans acquired during the SFSB acquisition. As noted in the prior year, this ratio was affected during the fourth quarter of 2008 by the TCB transaction which accounted for $305.197 million of deposits at December 31, 2008. These excess funds were primarily invested in U. S. Government and agency securities.

The following table presents the total amount of average balances, interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made. Any non-accruing loans have been included in the table as loans carrying a zero yield.

COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS
AVERAGE BALANCE SHEET
(Dollars in thousands)

	Twelve months ended December 31, 2010			Twelve months ended December 31, 2009		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS:						
Loans, including fees	$ 562,381	$ 33,444	5.95%	$ 554,875	$ 36,019	6.49%
Loans covered by FDIC loss share	132,492	13,759	10.38%	161,243	15,139	9.39%
Total loans	694,873	47,203	6.79%	716,118	51,158	7.14%
Interest bearing bank balances	20,443	100	0.49%	21,542	296	1.38%
Federal funds sold	4,906	9	0.20%	16,567	37	0.22%
Investments (taxable)	227,560	8,486	3.73%	228,871	9,635	4.21%
Investments (tax exempt) (1)	81,214	4,740	5.84%	90,209	5,142	5.70%
Total earning assets	1,028,996	60,538	5.88%	1,073,307	66,268	6.17%
Allowance for loan losses	(28,345)			(12,022)		
Non-earning assets	197,109			199,245		
Total assets	$ 1,197,760			$ 1,260,530		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Demand — interest bearing	$ 226,235	$ 1,525	0.67%	$ 196,259	$ 1,933	0.98%
Savings	62,513	356	0.57%	55,626	468	0.84%
Time deposits	674,961	15,160	2.25%	727,085	21,316	2.93%
Total deposits	963,709	17,041	1.77%	978,970	23,717	2.42%
Fed funds purchased	548	3	0.56%	971	8	0.82%
FHLB and other borrowings	41,475	1,345	3.24%	43,048	1,409	3.27%
Total interest-bearing liabilities	1,005,732	18,389	1.83%	1,022,989	25,134	2.46%
Non-interest bearing deposits	63,352			62,034		
Other liabilities	8,902			21,012		
Total liabilities	1,077,986			1,106,035		
Stockholders' equity	119,774			154,495		
Total liabilities and stockholders' equity	$ 1,197,760			$ 1,260,530		
Net interest earnings (tax equivalent)		$ 42,149			$ 41,134	
Interest spread			4.05%			3.71%
Net interest margin			4.10%			3.83%

(1) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

COMMUNITY BANKERS TRUST CORPORATION

EFFECT OF RATE-VOLUME CHANGE ON NET INTEREST INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 (Dollars in thousands)

	2010 compared to 2009 Increase (Decrease)		
	Volume	Rate	Total
Interest Income:			
Loans, including fees	$ 487	$ (3,062)	$ (2,575)
Loans covered by FDIC loss share	(2,700)	1,320	(1,380)
Interest bearing bank balances	(15)	(181)	(196)
Federal funds sold	(26)	(2)	(28)
Investments	(420)	(995)	(1,415)
Total Earning Assets	(2,674)	(2,920)	(5,594)
Interest Expense:			
Demand deposits	294	(702)	(408)
Savings deposits	58	(170)	(112)
Time deposits	(1,527)	(4,629)	(6,156)
Total deposits	(1,175)	(5,501)	(6,676)
Other borrowed funds	(64)	(5)	(69)
Total interest-bearing Liabilities	(1,239)	(5,506)	(6,745)
Net increase (decrease) in net interest income	$ (1,435)	$ 2,586	$ 1,151

Noninterest Income

For the year ended December 31, 2010, noninterest income was $1.644 million compared with $26.240 million for the year ended December 31, 2009. The magnitude of the $24.596 million change year over year was due to the one-time $20.255 million pre-tax gain related to the acquisition of SFSB in 2009. Excluding the one-time gain in 2009, noninterest income would have been $5.985 million for the year, which would have resulted in a decline in noninterest income of $4.341 million when comparing the year end periods.

Other noninterest income for the year ended December 31, 2010 included net write-downs and losses of $849,000 on covered other real estate in the FDIC acquired SFSB portfolio, comprised of $4.244 million of write-downs and sales offset by $3.395 million due from the FDIC. The net amount reflects the Company's 20% loss portion under the shared loss agreements with the FDIC.

In addition, lower than expected losses in the covered loan portfolio resulted in a reduction of the FDIC indemnification asset of $3.165 million during 2010. These losses are partially offset by increased loan yield on covered loans presented in the net interest margin calculation. Service charges on deposit accounts were $2.464 million for the year ended December 31, 2010 compared with $2.506 million for the year ended December 31, 2009. Securities gains totaled $3.588 million for the year ended December 31, 2010 compared with $856,000 for the year ended December 31, 2009. Noninterest income was $1.780 million for the year-ended December 31, 2008. Service charges on deposit accounts were $1.185 million and other noninterest income was $629,000. The largest components of service charge income were derived from NSF fees which aggregated $780,000 and deposit ATM fees which totaled $274,000 during 2008. The largest components of other noninterest income during 2008 were evidenced in Bank owned life insurance income of $161,000 and investment advisory fees of $72,000.

Provision for Loan Losses

Management actively monitors the Company's asset quality and provides specific loss provisions when necessary. Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on such factors as historical credit loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume growth and composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay and the value of collateral, the evaluation of the loan portfolio through the internal loan review function and other relevant factors. See *Allowance for Loan Losses on Non-covered loans* in the Critical Accounting Policies section above for further discussion.

Loans are charged-off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations.

Management also actively monitors its covered loan portfolio for impairment and necessary loan loss provisions. Provisions for covered loans may be necessary due to a change in expected cash flows or an increase in expected losses within a pool of loans.

The Company incurred $27.363 million in provision for loan losses for non-covered loans for the year ended December 31, 2010 and a $19.089 million provision for the year ended December 31, 2009, an increase of $8.274 million, or 43.34%. The ratio of the allowance for loan losses to nonperforming non-covered loans was 69.2% at December 31, 2010 compared with 89.7% at December 31, 2009. The ratio of allowance for loan losses to total non-covered loans was 4.86% at December 31, 2010 compared with 3.14% at December 31, 2009. . Net charge-offs were $19.160 million during 2010 compared with $7.859 million during 2009. The increase in charge-offs during 2010 was mainly the result of more aggressive action taken related to non-performing loans

The increase to the loan loss reserves as a percentage of total non-covered loans during 2010 reflects economic conditions that have continued to show signs of deterioration for classified assets. The significant loan loss provision for the year was due primarily to an increase in non-performing loans of $16.7 million since December 31, 2009 and a desire to further insulate from the economic downturn.

Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company's internal risk rating system.

For the year ended December 31, 2009, loan loss provisions were $19.089 million versus $2.572 million recorded for the seven months ended December 31, 2008. The ratio of the allowance for loan losses to nonperforming non-covered loans was 89.7% at December 31, 2009 compared with 140.7% at December 31, 2008. The ratio of allowance for loan losses to total non-covered loans was 3.14% at December 31, 2009 compared with 1.33% at December 31, 2008. Net charge-offs were $7.859 million during 2009 versus $938,000 during 2008.

At the end of 2008, the Company had not integrated to a point where its predecessor banks were operating with consistent allowance for loan losses and risk grade methodologies. In March 2009, the Company's new chief credit officer began a review of the Company's risk rating definitions, allowance methodology and recognition of impaired loans, including the calculation of the impairment. During 2009, the Company made a number of improvements to better recognize these issues and amounts. The redefinition of the allowance for loan losses and risk grade methodologies resulted in more precise calculations that, in turn, resulted in the trend of an increasing ratio of allowance for loan losses to total loans coupled with a decreasing ratio of allowance for loan losses to nonperforming loans noted above from December 31, 2008 to 2009.

Significant increases have been made to the loan loss reserve since the third quarter of 2009 as economic conditions continued to show signs of deterioration, which necessitated further provisions for impairments of classified assets. The most notable impetus for the provision was evidenced in one borrowing relationship which was previously impaired and on the Bank's watch list. Current information related to unwinding that credit necessitated further impairment which amounted to approximately 50% of the provision during the third quarter and subsequent charge-off in the fourth quarter. After a $3.0 million charge-off in the fourth quarter, the amount of this loan outstanding at December 31, 2009 was $4.246 million, with specific allowance of $62,000. The loan was placed on non-accrual status during June of 2009. The loan, classified as commercial/residential real estate development which was originated approximately 10 years ago, is collateralized by real estate. The most recent appraisal on the underlying collateral dated April 2009 equaled $9.0 million. Other evaluation procedures included discussions with professionals knowledgeable with similar developments and potential buyers and sellers. The remaining balance of the provision during the third and fourth quarters of the year was attributable to downgraded credits and further insulation from the economic downturn. Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company's internal risk rating system.

For the year ended December 31, 2010, a provision for loan losses on the covered loan portfolio of $880,000 established an allowance for covered loan losses of the same amount. This provision was due solely to timing differences in expected cash flows, not an increase in expected losses. This provision occurred in the second quarter of 2010 and is in accordance with ASC 310-30.

While the Maryland loan portfolio contains significant risk, it was considered in determining the initial fair value, which was reflected in adjustments recorded at the time of the SFSB transaction, less the FDIC guaranteed portion of losses on covered assets. Net-charge off activity has increased during recent quarters, a trend that is expected to continue until economic conditions improve. Please refer to the *Asset Quality* discussion below for further analysis.

Noninterest Expenses

For the year ended December 31, 2010, noninterest expenses aggregated $45.253 million compared with $75.960 million for the year ended December 31, 2009. The largest component of the 40.43% decrease was the $31.949 million in goodwill impairment charges during 2009. Excluding the goodwill impairment charges of $5.727 million and $31.949 million during 2010 and 2009, respectively, total noninterest expense declined $4.485 million or 10.19%. Salary and employee benefits were $19.190 million at December 31, 2010 versus $21.967 million at December 31, 2009, a decrease of $2.777 million, or 12.64%. Lower salary and employee benefit expense was the direct result of management implementing an expense reduction initiative that included the elimination of certain management level positions and the planned centralization of remaining support services from the Maryland and Georgia operations to the Company's Virginia headquarters.

During 2009, noninterest expenses were $75.960 million; inclusive of the aforementioned $31.949 million in goodwill impairment charges. Salaries and employee benefits were $21.967 million and represented 49.91% of noninterest expense, exclusive of the goodwill impairment charge. During 2009, the management team expanded, providing additional depth to the management of the Company, during a time of rapid growth.

In February 2010, the Company approved two transaction-based bonus awards in the aggregate amount of $2.986 million to the officer who was the Company's then chief strategic officer. The approval of the bonus awards was made pursuant to a provision in the officer's employment agreement that provides for a cash bonus payment for financial advisory and other services that the officer renders in connection with the negotiation and consummation of a merger or other business combination or the acquisition of a substantial portion of the assets or deposits of another financial institution. The bonus awards related to the officer's services with respect to the Bank's acquisition of certain assets and assumption of all deposit liabilities of four former branch offices of TCB in November 2008 and the Bank's acquisition of certain assets and assumption of all deposit liabilities of seven former branch offices of SFSB in January 2009. The amounts of the bonuses are based on, with respect to the TCB transaction, the total amount of non-brokered deposits that the Bank assumed in that transaction and, with respect to the SFSB transaction, the total amount of loans and other assets that the Bank acquired in that transaction, and the Company looked closely at a number of factors, including the value that each of the transactions provided the Company, in approving the bonuses. In accordance with generally accepted accounting principles, the Company reflected these bonuses in the financial statements for the year and three months ended December 31, 2009. See Note 27 to the Company's financial information for additional information with respect to these bonus awards.

Other noninterest expense costs during 2010 included other operating expenses of $6.774 million, data processing fees of $2.306 million, occupancy expenses of $2.948 million, FDIC assessments of $2.395 million, amortization of core deposit intangibles of $2.261 million, professional fees of $1.802 million, equipment expense of $1.394 million, and legal fees of $456,000.

Other noninterest expense costs during 2009 included other operating expenses of $6.791 million, data processing fees of $2.837 million, occupancy expenses of $2.662 million, FDIC assessments of $2.904 million, amortization of core deposit intangibles of $2.241 million, professional fees of $2.012 million, equipment expense of $1.595 million, and legal fees of $1.002 million.

During 2009, the Company successfully integrated the core processing systems of both TCB and SFSB. Management anticipates operational efficiencies for these measures in 2010 and beyond. During the fourth quarter of 2008, the Company consolidated its core processing systems for TFC and BOE. While this created economies of scale and increased capacity, there were significant installation, training and implementation costs.

Noninterest expenses were $12.627 million during 2008. Salaries and employee benefits were $5.590 million and represented the largest component of this category. Other noninterest expenses included other operating expenses of $3.120 million, amortization of intangibles of $975,000, occupancy expenses of $884,000, equipment expense of $665,000, data processing fees of $499,000 and legal fees of $429,000 for the operating period.

Income Taxes

The Company recorded an income tax benefit of $9.442 million for 2010 compared to income tax expense of $404,000 and $133,000 for the years ended December 31, 2009 and 2008, respectively.

The Company has evaluated the need for a deferred tax valuation allowance for the year ended December 31, 2010 in accordance with ASC 740, *Income Taxes.* Based on a three year taxable income projection, tax strategies which would result in potential securities gains and the effects of off-setting deferred tax liabilities, the Company believes that it is more likely than not that the deferred tax assets are realizable. Therefore, no allowance is required. The Company had a net deferred tax liability for the years ended December 31, 2009 and December 2008.

Income tax expense during 2009 relative to the net operating loss is directly attributable to the goodwill impairment charges taken during the year and the Company's inability to use it as a tax deduction, despite the substantial reduction to earnings.

The reduced income tax provision as a percentage of taxable income during 2008 was due in part to a net operating loss carry-forward afforded by the former TFC and by the addition of nontaxable interest income on bank-qualified state, county, and municipal securities.

Asset Quality – non-covered assets

The allowance for loan losses represents management's estimate of the amount appropriate to provide for probable losses inherent in the loan portfolio.

Non-covered loan quality is continually monitored, and the Company's management has established an allowance for loan losses that it believes is appropriate for the risks inherent in the loan portfolio. Among other factors, management considers the Company's historical loss experience, the size and composition of the loan portfolio, the value and appropriateness of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses, which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to appropriateness, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies. See *Allowance for Loan Losses on Non-covered loans* in the Critical Accounting Policies section above for further discussion.

The Company maintains a list of non-covered loans that have potential weaknesses which may need special attention. This nonperforming loan list is used to monitor such loans and is used in the determination of the appropriateness of the allowance for loan losses. At December 31, 2010, nonperforming assets totaled $42.849 million and net charge-offs were $19.109 million. This compares with nonperforming assets of $21.844 million and net charge-offs of $7.859 million for the year ended December 31, 2009.

Nonperforming non-covered loans increased $16.663 million during 2010, attributable to approximately $27.689 million being placed in nonaccrual status. Approximately $17.305 million of these additions relate to loans for commercial real estate and construction and land development, which are secured by real estate. The remaining increase in nonperforming loans during 2010 are all smaller credit relationships. These loans are primarily commercial real estate, construction and land development, and residential real estate and are secured by real estate. There were approximately $10.600 million in charge-offs taken relating primarily to commercial real estate, construction and land development, and residential real estate loans during 2010.

Nonperforming non-covered loans increased $15.327 million during 2009, primarily attributable to eight credit relationships aggregating approximately $14.928 million being placed in nonaccrual status. These borrowers are commercial/ residential land developers and their loans are secured by real estate. Approximately $3.0 million related to these loans was charged-off in the fourth quarter of 2009. The remaining increase in nonperforming loans during 2009 was all smaller credit relationships. These creditors were primarily commercial/residential land developers with loans secured by real estate.

The Company has excluded "watch/special mention" loans, for each reporting period beginning with and after the fourth quarter of 2009 from its definition of impaired loans. Watch loans are not reported as impaired loans because this status is considered a temporary rating until the potential weaknesses are confirmed and/or corrected, at which time the loans will either be upgraded to a "pass" grade or downgraded to Substandard or Doubtful. A loan should not remain in the watch category for more than six to nine months. The effect of this change resulted in a decrease in impaired loans of $68.9 million in the fourth quarter of 2009. The calculation of allowance for loan loss is not affected as these loans were appropriately included in the ASC 450-20 (formerly FAS 5) analysis with no specific reserve established.

During the second quarter of 2010, the Company added a new risk grade, Special Mention, to its risk grade methodology, which expanded the risk grades from eight to nine. The Company defines the population of potentially impaired loans as those classified as Substandard and Doubtful. The addition of the new risk grade had no material impact on the dollar amount of Substandard and Doubtful loans.

As a part of its risk grade migration plan, the Company hired an independent third party to evaluate, confirm and classify approximately 65% of the non-covered loan portfolio because of the new risk grade and consisting of the following described loans: all loans or loan relationships of $1 million or greater, all acquisition development and construction loans of $250,000 or greater, watch loans and classified/impaired loans $500,000 or greater, and a statistical sampling of all other loans with an exposure between $250,000 and $1 million. As a result of this credit review there was a migration of approximately $44.7 million from Special Mention into Substandard and Doubtful that are the impaired loan categories.

The above mentioned changes increased the dollar amount of impaired loans reported in the second quarter of 2010. These loans were analyzed pursuant to ASC 310 and incrementally increased the allowance for loans losses in the amount of $6.7 million.

In the fourth quarter of 2010, the Company determined that as a result of credit downgrades due to perceived credit weakness its risk grade definition that had previously comprised impaired loans (Substandard and Doubtful) included some loans that were not impaired under generally accepted accounting principles (GAAP). The GAAP definition states that an individual loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. As a consequence, the Company has determined that it has inadvertently overstated the amount of impaired loans during the second and third quarters of 2010, by $76 million and $77 million, respectively (based on the definition used at December 31, 2010) as the substandard and doubtful loans included loans rated such due to collateral deficiencies or financial documentation weaknesses which did not in itself indicate impairment. Notwithstanding this situation, the Company does not believe that this misstatement had any material impact on the allowance for loan losses calculation as the portion of the allowance for unimpaired loans would have increased as a result of the weaknesses identified.

The Company has modified its application of the definition of impaired loans to include all non-accrual loans, all Doubtful loans that are not on non-accrual status and all Substandard loans that are more than 60 days delinquent as of the statement date. On an on-going basis beginning with the first quarter of 2011, the Company will review all Substandard and Doubtful loans (excluding loans less than $100K) pursuant to and specifically for compliance with the accounting definition of impairment as described above as well as loans with other risk characteristics

The Company has identified a material weakness related to its process of identifying impaired loans. As part of the remediation of this material weakness, the Company continues to review its process for identifying impaired loans. To the extent the process is revised and impacts our allowance for loan loss calculation as a change in estimate, the Company will specifically identify the change in estimate that has been recorded based on this process.

The following table sets forth selected asset quality data and ratios with respect to our non-covered assets of December 31, 2010 and 2009 (dollars in thousands):

		2010		2009
Nonaccrual loans	$	36,532	$	20,011
Loans 90 days past due and accruing interest		389		247
Total nonperforming loans	$	36,921	$	20,258
Other real estate owned (OREO) - non-covered		5,928		1,586
Total nonperforming non-covered assets	$	42,849	$	21,844
Accruing troubled debt restructure loans	$	4,007	$	-
Nonperforming non-covered assets to non-covered loans and non-covered OREO		8.06%		3.77%
Allowance for loan losses to nonperforming non-covered loans		69.18%		89.69%

At December 31, 2010, the Company had 37construction and land development credit relationships. The borrowers under 32 of these relationships are residential land developers, and the borrowers under the remaining five are commercial land developers. All of the relationships are secured by the real estate to be developed, and almost all of such projects are in the Company's central Virginia market. Two relationships representing a total outstanding balance of $3.421 million were more than 50% and less than 75% complete, 11 relationships representing a total outstanding balance of $7.367 million were more than 75% and less than 100% complete, and 24 relationships representing a total outstanding balance of $6.066 million were 100% complete. The total amount of the credit exposure outstanding at December 31, 2010 was $16.854 million.

During the year ended 2010, the Company charged off $7.933 million with respect to 16 of these relationships, three of which were commercial land borrowers in the amount of $3.411 million. The total amount of the allowance to loan losses attributed to all 37 relationships was $3.393 million at December 31, 2010, or 20.1% of the total credit exposure outstanding. The Company establishes its reserves as described above in *Allowance for Loan Losses on Non-covered loans* in the Critical Accounting Policies section above for further discussion. As part of the impairment analysis that the Company performs as part of its allowance methodology, the Company ordered appraisals during 2010 for all loans with balances in excess of $250,000 unless there existed an appraisal that was not older than 12 months. The Company orders an automated valuation for balances between $100,000 and $250,000 and uses a ratio analysis for balances less than $100,000. The Company maintains detailed analysis and other information for its allowance methodology, both for internal purposes and for review by its regulators.

The Company performs troubled debt restructures and other various loan workouts whereby an existing loan may be restructured into multiple new loans. At December 31, 2010, the Company had 15 loans that met the definition of a troubled debt restructure ("TDR"), which are loans that for reasons related to the debtor's financial difficulties have been restructured on terms and conditions that would otherwise not be offered or granted. One of these loans was restructured using multiple new loans. The aggregated outstanding principal at that date of these loans was $10.459 million of which $6.452 million was classified as nonaccrual.

The primary benefit of the restructured multiple loan workout strategy is to maximize the potential return by restructuring the loan into a "good loan" (the A loan) and a "bad loan" (the B loan). The impact on interest is positive because the Bank is collecting interest on the A loan rather than potentially foregoing interest on the entire original loan structure. The A loan is underwritten pursuant to the Bank's standard requirements and graded accordingly. The B loan is classified as either "doubtful" or "loss". An impairment analysis is performed on the B loan, and, based on its results, all or a portion of the B note is charged-off or a specific loan loss reserve is established.

The Company does not modify its nonaccrual policies in this arrangement, and the A loan and the B loan stand on their own terms. At the time of its inception, this structure meets the definition of a TDR. If the loan is on nonaccrual at the time of restructure, the A loan is held on nonaccrual until six consecutive payments have been received, at which time it may be put back on an accrual status. Once the A loan has received 12 consecutive payments, it may no longer be reported as a TDR. The B loan is placed on nonaccrual. Under the terms of each loan, the borrower's payment is contractually due.

A further breakout of nonaccrual loans, excluding covered loans, at December 31, 2010 and 2009 is below:

	December 31, 2010			December 31, 2009		
	Amount of Non-Accrual	Non Covered Loans	Percentage of Non-Covered Loans	Amount of Non-Accrual	Non Covered Loans	Percentage of Non-Covered Loans
Mortgage loans on real estate						
Residential 1-4 family	$ 9,600	$ 137,522	6.98%	$ 4,750	$ 146,141	3.25%
Commercial	7,181	205,034	3.50%	3,861	188,991	2.04%
Construction and land development	16,854	103,763	16.24%	10,115	144,297	7.01%
Second mortgages	218	9,680	2.25%	194	13,935	1.39%
Multifamily	—	9,831	0.00%	—	11,995	0.00%
Agriculture	—	3,820	0.00%	—	5,516	0.00%
Total real estate loans	33,853	469,650	7.21%	18,920	510,875	3.70%
Commercial loans	2,619	44,368	5.90%	174	42,157	0.41%
Consumer installment loans						
Personal	60	9,811	0.61%	910	14,145	6.43%
All other loans	—	1,993	0.00%	7	12,205	0.06%
Gross loans	$ 36,352	$ 525,822	6.95%	$ 20,011	$ 579,382	3.45%

See Note 4 to the Company's financial statements for information related to the allowance for loan losses. As of December 31, 2010 and December 31, 2009, total impaired non-covered loans equaled $44.974 million and $56.456 million, respectively.

Asset Quality –covered assets

Loans accounted for under ASC 310-30 are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan. Accordingly, acquired impaired loans that are contractually past due are still considered to be accruing and performing loans.

The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as an impairment in the current period through allowance for loan losses. Subsequent increases in expected cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool. An impairment charge of $880,000 was posted to the allowance for loan losses as of December 31, 2010 and no impairment charge was taken as of December 31, 2009.

Covered assets that would normally be considered nonperforming except for the accounting requirements regarding purchased impaired loans and other real estate owned covered by FDIC shared-loss agreement, at December 31, 2010 and 2009 are as follows (dollars in thousands):

	2010	2009
Nonaccrual covered loans (1)	$ 21,986	$ 49,906
Fair value adjustment	(12,430)	(22,199)
Nonaccrual covered loans at fair value	9,556	27,707
Other real estate owned (OREO) - covered	9,889	12,822
Total nonperforming covered assets	$ 19,445	$ 40,529

(1) Amount is based on contractual book value. Contractual book value of total covered loans is $242.0 million. In accordance with ASC 310, covered loans are recorded at fair market value of $115.5 million $150.9 million at December 31, 2010 and 2009, respectively.

For more information regarding the FDIC shared-loss agreements, see the discussion of the allowance for covered loans under the "Critical Accounting Policies" section of this document.

As of December 31, 2010 and 2009, the outstanding balance of the covered loans is $191,476 and $242,016, respectively. The carrying amount as of December 31, 2010 and 2009 is comprised of the following (dollars in thousands):

	December 31, 2010			December 31, 2009		
	Amount	% of Covered Loans		Amount	% of Covered Loans	
Mortgage loans on real estate:						
Residential 1-4 family	$ 99,312	85.96	%	$ 119,065	78.88	%
Commercial	2,800	2.42		5,835	3.87	
Construction and land development	5,751	4.98		17,020	11.28	
Second mortgages	7,542	6.53		8,194	5.43	
Multifamily	38	0.03		—	—	
Agriculture	—	—		627	0.41	
Total real estate loans	115,443	99.92	%	150,741	99.87	%
Commercial loans	—	—		—	—	
Consumer installment loans	94	0.08		194	0.13	
All other loans	—	—		—	—	
Gross covered loans	$ 115,537	100.00	%	$ 150,935	100.00	%

Capital Requirements

The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Company seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Company.

The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. "Tier 1 Capital" is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. "Tier 2 Capital" is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. "Total Capital" is defined as Tier 1 Capital plus Tier 2 Capital. Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories according to degree of risk and assigned a risk-weighting and the resulting total is risk-weighted assets. "Tier 1 risk-based capital" is Tier 1 Capital divided by risk-weighted assets. "Total risk-based capital" is Total Capital divided by risk-weighted assets. The Leverage ratio is Tier 1 Capital divided by total average assets.

The Company's ratio of total capital to risk-weighted assets was 15.58% on December 31, 2010. The ratio of Tier 1 Capital to risk-weighted assets was 14.40% on December 31, 2010. The Company's leverage ratio (Tier 1 capital to average adjusted total assets) was 8.12% on December 31, 2010.

The Company's ratio of total capital to risk-weighted assets was 16.03% on December 31, 2009. The ratio of Tier 1 Capital to risk-weighted assets was 14.82% on December 31, 2009. The Company's leverage ratio (Tier 1 capital to average adjusted total assets) was 8.93% on December 31, 2009. It is important to note that the decline in the leverage ratio for the year was the direct result of adding assets to the balance sheet for the SFSB transaction. While these assets are partially guaranteed by the FDIC, this ratio does not adjust average assets accordingly for the "covered" risk associated with the FDIC guarantee.

All capital ratios exceed regulatory minimums for well capitalized institutions as referenced in Note 21 to the Consolidated Financial Statements. In the fourth quarter of 2003, BOE issued trust preferred subordinated debt that qualifies as regulatory capital. This trust preferred debt has a 30-year maturity with a 5-year call option and was issued at a rate of three month LIBOR plus 3.00%. The weighted average cost of this instrument was 3.34% and 3.89% during 2010 and 2009, respectively.

Loans

Total loans, including FDIC covered loans, at December 31, 2010 were $641.085 million, a decrease of $88.479 million, or 12.13%, compared with $729.564 million at December 31, 2009. The fair value of covered loans aggregated $115.537 million and $150.935 million at December 31, 2010 and 2009, respectively. Accordingly, the non-covered loan portfolio decreased $53.081 million, or 9.17% during 2010. The decline in loan volume within the non-covered loan portfolio was the direct result of $19.109 million in net charge-offs coupled with loan run-off and an overall decrease in loan demand. The Company is aggressively working to change the mix of the non-covered portfolio away from large construction and land development loans and more into commercial and consumer secured installment loans.

Asset growth during 2009 was centered in loans related to the SFSB transaction (the "covered loans"). Total loans, including FDIC covered loans, at December 31, 2009 were $729.564 million, an increase of $206.266 million, or 39.42%, compared with $523.298 million at December 31, 2008. The fair value of SFSB loans aggregated $150.935 million at December 31, 2009. Accordingly, the non-covered loan portfolio increased $55.331 million, or 10.57%, during the year. Of this amount, approximately $21 million of additional loans were purchased from the FDIC during 2009 related to the TCB transaction in 2008.

The following table indicates the total dollar amount of loans outstanding and the percentage of gross loans as of December 31, 2010 and December 31, 2009 (dollars in thousands):

	2010					
	Non-covered loans		Covered Loans		Total Loans	
Mortgage loans on real estate						
Residential 1-4 family	$ 137,522	26.15%	$ 99,312	85.96%	$ 236,834	36.92%
Commercial	205,034	38.99%	2,800	2.42%	207,834	32.40%
Construction and land development	103,763	19.73%	5,751	4.98%	109,514	17.08%
Second mortgages	9,680	1.84%	7,542	6.53%	17,222	2.69%
Multifamily	9,831	1.87%	38	0.03%	9,869	1.54%
Agriculture	3,820	0.73%	—	—	3,820	0.60%
Total real estate loans	469,650	89.32%	115,443	99.92%	585,093	91.23%
Commercial loans	44,368	8.44%	—	—	44,368	6.92%
Consumer installment loans						
Personal	9,811	1.87%	94	0.08%	9,905	1.54%
All other loans	1,993	0.38%	—	—	1,993	0.31%
Gross loans	525,822	100.00%	115,537	100.00%	641,359	100.00%
Less unearned income on loans	(274)		—		(274)	
Loans, net of unearned income	$ 525,548		$ 115,537		$ 641,085	

	2009					
	Non-covered loans		Covered Loans		Total Loans	
Mortgage loans on real estate						
Residential 1-4 family	$ 146,141	25.22%	$ 119,065	78.88%	$ 265,206	36.31%
Commercial	188,991	32.62%	5,835	3.87%	194,826	26.68%
Construction and land development	144,297	24.91%	17,020	11.28%	161,317	22.09%
Second mortgages	13,935	2.41%	8,194	5.43%	22,129	3.03%
Multifamily	11,995	2.07%	—	—	11,995	1.64%
Agriculture	5,516	0.95%	627	0.41%	6,143	0.84%
Total real estate loans	510,875	88.18%	150,741	99.87%	661,616	90.59%
Commercial loans	42,157	7.28%	—	—	42,157	5.77%
Consumer installment loans						
Personal	14,145	2.44%	194	0.13%	14,339	1.97%
All other loans	12,205	2.10%	—	—	12,205	1.67%
Gross loans	579,382	100.00%	150,935	100.00%	730,317	100.00%
Less unearned income on loans	(753)		—		(753)	
Loans, net of unearned income	$ 578,629		$ 150,935		$ 729,564	

The Company has a significant portion of its loan portfolio in real estate secured borrowings. The following table indicates the contractual maturity of commercial and real estate construction loans as of December 31, 2010:

(dollars in thousands)	Non-covered loans		Covered loans	
	Commercial	Real Estate Construction	Commercial	Real Estate Construction
Within 1 year	$ 26,949	$ 86,446	$ —	$ 706
Variable Rate				
One to Five Years	$ 2,635	$ 3,152	$ —	$ 211
After Five Years	473	3,833	—	4,425
Total	$ 3,108	$ 6,985	$ —	$ 4,636
Fixed Rate				
One to Five Years	$ 12,852	$ 10,156	$ —	$ 153
After Five Years	1,459	176	—	256
Total	$ 14,311	$ 10,332	$ —	$ 409
Total Maturities	$ 44,368	$ 103,763	$ —	$ 5,751

Most of the 1-4 family residential loans have contractual maturities exceeding five years.

Allowance for Credit Losses on Non-covered loans

The following table indicates the dollar amount of the allowance for loan losses, including charge-offs and recoveries by loan type as of December 31 and related ratios:

(Dollars in thousands)	2010	2009
Balance, beginning of year	$ 18,169	$ 6,939
Allowance from acquired predecessor banks	—	—
Loans charged-off:		
Commercial	2,125	434
Real estate	17,307	7,753
Consumer and other loans	628	414
Total loans charged-off	20,060	8,601
Recoveries:		
Commercial	178	22
Real estate	691	614
Consumer and other loans	82	106
Total recoveries	951	742
Net charge-offs (recoveries)	19,109	7,859
Provision for loan losses	26,483	19,089
Balance, end of year	$ 25,543	$ 18,169
Allowance for loan losses to non-covered loans	4.86%	3.14%
Net charge-offs (recoveries) to average non-covered loans	3.40%	1.42%
Allowance to nonperforming non-covered loans	69.18%	89.69%

During 2010, the Bank's net charge-offs increased $11.250 million from the prior year and were primarily centered in real estate. Net charge-offs by loan category to total net charge-offs were the following for 2010: 10.19% for commercial loans, 86.95% for real estate loans, and 2.86% for consumer loans.

During 2009, the Bank's net charge-offs increased $6.921 million from the prior year and were primarily centered in real estate. Net charge-offs by loan category to total net charge-offs were the following for 2009: 5.24% for commercial loans, 90.84% for real estate loans, and 3.92% for consumer loans.

During 2008, net charge-offs for commercial loans were 57.46% of total net charge-offs. Net charge-offs for real estate loans were 22.60% of net charge-offs, while net charge-offs for consumer loans were 19.94% of net charge-offs.

While the entire allowance is available to cover charge-offs from all loan types, the following table indicates the dollar amount allocation of the allowance for loan losses by loan type, as well as the ratio of the related outstanding loan balances to non-covered loans as of December 31, 2010 and December 31, 2009 (dollars in thousands):

	2010		2009	
	amount	%(1)	amount	%(1)
Commercial	$ 2,691	8.44%	$ 2,442	7.28%
Real estate construction and land development	10,039	19.73%	4,972	24.91%
Real estate mortgage	12,481	69.58%	10,284	63.27%
Consumer and other	332	2.25%	471	4.54%
	$ 25,543	100.0%	$ 18,169	100.0%

(1) The percent represents the loan balance divided by total non-covered loans.

Allowance for Credit Losses on Covered Loans

The covered loans acquired are subject to credit review standards described above for non-covered loans. If and when credit deterioration occurs subsequent to the acquisition date, a provision for credit loss for covered loans will be charged to earnings for the full amount without regard to the FDIC shared-loss agreements. The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss. Subsequent increases in expected cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

Securities

As of December 31, 2010, securities equaled $307.501 million, an increase of $6.550 million, or 2.18%, from the prior year. At December 31, 2010, the Company had securities designated available for sale of $215.560 million and held to maturity of $84.771 million, with equity securities totaling $7.170 million. The increase in the securities portfolio was due to the decline in total loan demand, as excess deposit balances were invested accordingly. The Company realized gains on securities of $2.368 million, net of tax, in 2010, primarily through the fourth quarter sale of longer term tax-exempt municipal and agency mortgage-backed securities, and reinvested in shorter term U.S. Treasury bonds, thus enhancing risk-based capital ratios and protecting against potential future interest rate risk.

The Company invests funds in securities primarily to provide liquidity while earning income. At December 31, 2009 the investment portfolio aggregated $300.951 million increasing 2.90%, or $8.482 million, from the prior year. While investment growth was nominal in dollars during 2009, the composition of the securities portfolio shifted from being heavily concentrated in mortgage backed-securities to state county and municipal securities. This shift in the securities mix was made in an effort to maximize earnings without compromising the credit quality of the portfolio. At December 31, 2009, the Company had securities designated available for sale of $179.440 million, and held to maturity of $113.165 million, with equity securities totaling $8.346 million. The Company does not hold as investments any trust preferred securities, private label CMO's, or other esoteric instruments that have evidenced credit deterioration throughout the financial industry.

The following table summarizes the securities portfolio, except restricted stock and equity securities, by issuer as of the dates indicated (available for sale securities are not adjusted for unrealized gains or losses):

	December 31	
	2010	2009
(amortized cost)	(Dollars in thousands)	
US government and agency securities	$ 90,849	$ 18,141
Obligations of states and political subdivisions	82,935	117,928
Corporate and other securities	4,578	2,535
Mortgage-backed securities	122,188	149,730
	$ 300,550	$ 288,334

The following table summarizes the securities portfolio by contractual maturity and issuer, including their weighted average yields as of December 31, 2010, excluding restricted stock (dollars in thousands):

	1 Year or Less	1-5 Years	5-10 Years	Over 10 Years	Total
U.S. Treasury Issue and other U.S. Government agencies					
Amortized Cost	$ 4,936	$ 85,413	$ 500	$ —	$ 90,849
Fair Value	5,099	84,002	473	—	89,574
Weighted Avg. Yield	3.73%	1.25%	3.00%	—	1.39%
State, county and municipal					
Amortized Cost	4,059	20,977	45,245	12,654	82,935
Fair Value	4,089	21,569	45,998	12,441	84,097
Weighted Avg. Yield	5.38%	5.00%	5.17%	5.01%	5.17%
Corporate and other securities					
Amortized Cost	1,252	3,326	—	—	4,578
Fair Value	1,263	3,315	—	—	4,578
Weighted Avg. Yield	4.55%	1.58%	—	—	2.39%
Mortgage Backed securities					
Amortized Cost	4,866	53,841	61,781	1,700	122,188
Fair Value	5,046	55,945	63,535	1,810	126,336
Weighted Avg. Yield	3.17%	3.66%	4.10%	5.68%	3.89%
Total					
Amortized Cost	15,113	163,557	107,526	14,354	300,550
Fair Value	15,497	164,832	110,006	14,251	304,586
Weighted Avg. Yield	4.06%	2.53%	4.59%	5.09%	3.47%

The amortized cost and fair value of securities available for sale and held to maturity as of December 31 are as follows (dollars in thousands):

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 90,849	$ 246	$ (1,521)	$ 89.574
State, county and municipal	69,865	1,219	(749)	70,335
Corporate and other securities	3,576	14	(17)	3,573
Mortgage backed securities	51,489	610	(21)	52,078
Total securities available for sale	$ 215,779	$ 2,089	$ (2,308)	$ 215,560
Securities Held to Maturity				
State, county and municipal	$ 13,070	$ 693	$ —	$ 13,763
Corporate and other securities	1,002	3	—	1,005
Mortgage backed securities	70,699	3,559	—	74,258
Total securities held to maturity	$ 84,771	$ 4,255	$ —	$ 89,026

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 17,393	$ 434	$ (1)	$ 17,826
State, county and municipal	104,831	1,864	(557)	106,138
Corporate and other securities	1,511	93	—	1,604
Mortgage backed securities	51,434	1,573	(3)	53,004
Financial institution securities	1,192	113	(437)	868
Total securities available for sale	$ 176,361	$ 4,077	$ (998)	$ 179,440
Securities Held to Maturity				
U.S. Treasury issue and other U.S. Government agencies	$ 748	$ 2	$ —	$ 750
State, county and municipal	13,097	516	(4)	13,609
Corporate and other securities	1,024	29	—	1,053
Mortgage backed securities	98,296	3,308	(8)	101,596
Total securities held to maturity	$ 113,165	$ 3,855	$ (12)	$ 117,008

Deposits

The Company's lending and investing activities are funded primarily through its deposits. The following table summarizes the average balance and average rate paid on deposits by product for the periods ended December 31, 2010 and 2009 (dollars in thousands):

	2010			2009		
	Average Balance Sheet	Interest Expense	Average Rates Paid	Average Balance Sheet	Interest Expense	Average Rates Paid
NOW	$ 98,535	$ 274	0.28%	$ 110,677	$ 710	0.64%
MMDA	127,700	1,248	0.98%	85,582	1,223	1.43%
Savings	62,513	356	0.57%	55,626	468	0.84%
Time deposits less than $100,000	419,358	9,325	2.22%	487,455	15,110	3.10%
Time deposits $100,000 and over	255,603	5,837	2.28%	239,630	6,206	2.59%
Total deposits	$ 963,709	$ 17,041	1.77%	$ 978,970	$ 23,717	2.42%

The Company derives a significant amount of its deposits through time deposits, and certificates of deposit specifically. The following tables summarize the contractual maturity of time deposits, including those $100,000 or more, as of December 31, 2010:

Scheduled maturities of time deposits

	Total (Dollars in thousands)
2011	$ 430,855
2012	99,281
2013	40,931
2014	8,773
2015	21,563
Total	$ 601,403

Maturities of time deposits of $100,000 and over

	Total	(Dollars in thousands)	% of Deposits
Within 3 months	$ 56,947		5.9%
3-6 months	38,369		4.0%
6-12 months	72,986		7.6%
over 12 months	65,768		6.8%
Total	$ 234,070		24.3%

Other Borrowings

The Company uses borrowings in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term and long-term nature. Short-term funding includes overnight borrowings from correspondent banks. Long-term borrowings are obtained through the FHLB of Atlanta. The following information is provided for borrowings balances, rates, and maturities (dollars in thousands):

	As of December 31	
	2010	2009
Short-term:		
Fed Funds purchased	$ —	$ 8,999
Maximum month-end outstanding balance	$ 6,000	$ 8,999
Average outstanding balance during the year	$ 548	$ 971
Average interest rate during the year	0.56%	0.82%
Average interest rate at end of year	—	0.60%
Long-term:		
Federal Home Loan Bank advances	$ 37,000	$ 37,000
Maximum month-end outstanding balance	$ 41,000	$ 74,900
Average outstanding balance during the year	$ 37,351	$ 38,904
Average interest rate during the year	3.23%	3.23%
Average interest rate at end of year	3.21%	3.21%

Maturities	Fixed Rate
2011	$ —
2012	22,000
2013	10,000
2014	—
2015	5,000
Thereafter	—
Total	$ 37,000

Liquidity

Liquidity represents the Company's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

The Company's results of operations are significantly affected by its ability to manage effectively the interest rate sensitivity and maturity of its interest-earning assets and interest-bearing liabilities. At December 31, 2010, the Company's interest-earning assets exceeded its interest-bearing liabilities by approximately $32.9 million versus $29.8 million at December 31, 2009.

Summary of Liquid Assets

	December 31,	
	2010	2009
	(Dollars in thousands)	
Cash and due from banks	$ 8,604	$ 13,575
Interest bearing bank deposits	22,777	18,660
Federal funds sold	2,000	—
Available for sale securities, at fair value, unpledged	177,527	169,432
Total liquid assets	$ 210,908	$ 201,667
Deposits and other liabilities	1,008,467	1,095,621
Ratio of liquid assets to deposits and other liabilities	20.91%	18.40%

Capital Resources

Capital resources are obtained and accumulated through earnings with which financial institutions may exercise control in comparison with deposits and borrowed funds. The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of the Company's balance sheet. Moreover, capital levels are regulated and compared with industry standards. Management seeks to maintain a capital level exceeding regulatory statutes of "well capitalized" which is consistent to its overall growth plans, yet allows the Company to provide the optimal return to its shareholders.

On December 19, 2008, the Company entered into a Purchase Agreement with the U.S. Treasury pursuant to which it issued 17,680 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, for a total price of $17.68 million. The issuance was made pursuant to the Treasury's Capital Purchase Plan under TARP. The Preferred Stock pays a cumulative dividend at a rate of 5% per year during the first five years and thereafter at 9% per year. As part of its purchase of the Series A Preferred Stock, the Treasury Department received a warrant (the "Warrant") to purchase 780,000 shares of the Company's common stock at an initial per share exercise price of $3.40.

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of BOE, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.124 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. The average interest rate at December 31, 2010 and 2009 was 3.34% and 3.89%, respectively. Since May 31, 2008 through December 31, 2008, the average interest rate was 6.33%. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions which began December 12, 2008. The trust preferred notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred not considered as Tier 1 capital may be included in Tier 2 capital. At December 31, 2010 and December 31, 2009, all trust preferred notes were included in Tier 1 capital.

The following table shows the Company's capital ratios:

(Dollars in thousands)	As of December 31			
	2010		2009	
	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets				
CBTC consolidated	$ 99,707	15.58%	$ 116,410	16.03%
Essex Bank	98,700	15.49%	117,008	16.15%
Tier 1 Capital to risk weighted assets				
CBTC consolidated	92,114	14.40%	107,603	14.82%
Essex Bank	91,138	14.30%	108,223	14.94%
Tier 1 Capital to average adjusted assets				
CBTC consolidated	92,114	8.12%	107,603	8.93%
Essex Bank	91,138	8.04%	108,223	9.01%

Financial Ratios

Financial ratios give investors a way to compare companies within industries to analyze financial performance. Return on average assets is net income as a percentage of average total assets. It is a key profitability ratio that indicates how effectively a bank has used its total resources. Return on average equity is net income as a percentage of average shareholders' equity. It provides a measure of how productively a Company's equity has been employed. Dividend payout ratio is the percentage of net income paid to shareholders as cash dividends during a given period. It is computed by dividing dividends per share by net income per common share. The Company utilizes leverage within guidelines prescribed by federal banking regulators as described in the section "Capital Requirements" in the preceding section. Leverage is average stockholders' equity divided by total average assets.

	Year Ended December 31	
	2010	2009
Return on average assets	(1.75%)	(2.37%)
Return on average equity	(17.53%)	(19.31%)
Dividend payout ratio	(3.89%)	(11.15%)
Average equity to average asset ratio	10.00%	12.26%

Off-Balance Sheet Arrangements

A summary of the contract amount of the Bank's exposure to off-balance sheet risk as of December 31, is as follows (dollars in thousands):

	2010	2009
Commitments with off-balance sheet risk:		
Commitments to extend credit	$ 63,659	$ 88,668
Standby letters of credit	12,114	15,284
Total commitments with off-balance sheet risk	$ 75,773	$ 103,952
Commitments with balance sheet risk:		
Loans held for sale	$ —	$ —
Total commitments with balance sheet risk	—	—
Total other commitments	$ 75,773	$ 103,952

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing clients. Those lines of credit may be drawn upon only to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a client to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. The Bank holds certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the Corporation's contractual obligations at December 31, 2010 is as follows (dollars in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Trust preferred debt	$ 4,124	$ —	$ —	$ —	$ 4,124
Federal Home Loan Bank advances	37,000	—	32,000	5,000	—
Operating leases	6,846	630	1,034	443	4,739
Total contractual obligations	$ 47,970	$ 630	$ 33,034	$ 5,443	$ 8,863

Non GAAP Measures

Beginning January 1, 2009, business combinations must be accounted for under ASC 805, *Business Combinations*, using the acquisition method of accounting. The Company has accounted for its previous business combinations under the purchase method of accounting. The original merger between the Company, TFC and BOE as well as acquisition of SFSB were business combinations accounted for using the purchase method of accounting. TCB transaction was accounted for as an asset purchase. At December 31, 2010, core deposit intangible assets and goodwill totaled $14.819 million and $0, respectively, compared with $17.080 million and $5.727 million, respectively, in 2009.

In reporting the results of 2010 and 2009 in Item 6 above, the Company has provided supplemental performance measures on an operating or tangible basis. Such measures exclude amortization expense related to intangible assets, such as core deposit intangibles. In addition, the most significant impact on the Company's GAAP earnings in 2009 arose from the goodwill impairment charge described earlier in this section. The goodwill impairment charge was a non-cash, traditionally non-recurring item that created the GAAP loss for the year, and thus the supplemental performance measures exclude this item. The Company believes these measures are useful to investors as they exclude non-operating adjustments resulting from acquisition activity and allow investors to see the combined economic results of the organization. Non-GAAP operating earnings per share was $(0.64) for the year ended December 31, 2010 compared with $0.17 in 2009 and $0.11 in 2008. Non-GAAP return on average tangible common equity and assets for the year ended December 31, 2010 was (16.60%) and (1.17%), respectively, compared with 3.74% and 0.30%, respectively, in 2009 and 4.61% and 0.42%, respectively, in 2008.

These measures are a supplement to GAAP used to prepare the Company's financial statements and should not be viewed as a substitute for GAAP measures. In addition, the Company's non-GAAP measures may not be comparable to non-GAAP measures of other companies. The following table reconciles these non-GAAP measures from their respective GAAP basis measures for the years ended December 31, (dollars in thousands):

		2010		2009		2008
Net (loss) income	$	(20,993)	$	(29,827)	$	1,223
Plus: core deposit intangible amortization, net of tax		1,492		1,479		645
Plus: goodwill impairment		5,727		31,949		-
Non-GAAP operating earnings	$	(13,774)	$	3,601	$	1,868
Average assets	$	1,197,760	$	1,260,530	$	484,205
Less: average goodwill		2,885		22,547		30,462
Less: average core deposit intangibles		15,995		17,961		8,830
Average tangible assets	$	1,178,880	$	1,220,022	$	444,913
Average equity	$	119,775	$	154,495	$	80,352
Less: average goodwill		2,885		22,547		30,462
Less: average core deposit intangibles		15,995		17,961		8,830
Less: average preferred equity		17,936		17,775		533
Average tangible common equity	$	82,959	$	96,212	$	40,527
Weighted average shares outstanding, diluted		21,468		21,468		17,518
Non-GAAP earnings per share, diluted	$	(0.64)	$	0.17	$	0.11
Average tangible common equity/average tangible assets		7.04%		7.89%		9.11%
Non-GAAP return on average tangible assets		1.17%)		0.30%		0.42%
Non-GAAP return on average tangible common equity		(16.60%)		3.74%		4.61%

SUPPLEMENTAL INFORMATION ON PREDECESSOR ENTITIES

The following information represents a discussion and analysis of the results of operations of each of the Company's Predecessor Entities for the five months ended May 31, 2008.

TransCommunity Financial Corporation (TFC)

Results of Operations for the five months ended May 31, 2008

For the five months ended May 31, 2008, net losses were $3.9 million or $(.85) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company as well as an increase in the provision for loan losses.

Net interest income was $3.8 million for the five months ended May 31, 2008. Net interest margin was 3.86%. During this period, the Federal Reserve decreased interest rates four times for a total of 225 basis points. Most of TFC's earning assets were centered in loans, and approximately two-thirds of those loans were adjustable rate. As a result, the balance sheet was considered to be asset sensitive. Therefore, the rate cuts were unfavorable to the net interest margin, which declined approximately 127 basis points for the five months ended May 31, 2008.

For the five months ended May 31, 2008, TFC's provision for loan losses was $1.3 million. The increase in loan loss reserves was due to a combination of the provisions required to support loan growth, plus downgraded loans and seasoning of the loan portfolio. The ratio of net charge-offs to average loans was 0.43% for the five month period ended May 31, 2008.

For the five months ended May 31, 2008, noninterest income was $429,000. Service charges on bank accounts made up $342,000 of this amount.

For the five months ended May 31, 2008, noninterest expenses were $8.2 million. Salaries and employee benefits were $3.7 million and represented 45.06% of all noninterest expenses for the period. Additionally, TFC incurred occupancy expenses of

$318,000, equipment expense of $295,000, and other noninterest expenses of $3.9 million, which were comprised of data processing fees of $1.9 million, professional fees of $1.0 million, legal and accounting fees of $260,000, and other expenses totaling $702,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $1.3 million in salaries and benefits related to severance and bonuses, $1.7 million in data processing resulting from the termination of a data processing contract and $1.0 million in professional fees.

An income tax benefit of $1.5 million was recorded for the five months ended May 31, 2008.

BOE Financial Services of Virginia, Inc. (BOE)

Results of Operations for the five months ended May 31, 2008

For the five months ended May 31, 2008, net losses were $188,000 or $(0.15) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company.

Net interest income was $4.0 million for the five months ended May 31, 2008. Net interest margin was 3.62%. During this period the Federal Reserve decreased interest rates.

For the five months ended May 31, 2008, the Company's provision for loan losses was $200,000. Increases were made to the loan loss reserve due to general seasoning of the portfolio. The ratio of net charge-offs to average loans was 0.03% for the five month period ended May 31, 2008.

For the five months ended May 31, 2008, noninterest income was $854,000. Comprising this amount, service charge income was $464,000 and other income was $390,000. Included in other income for the five months ended May 31, 2008 is a $92,000 loss on sale of other real estate.

For the five months ended May 31, 2008, noninterest expenses were $4.9 million. Salaries and employee benefits were $2.5 million and represented 51.07% of all noninterest expenses for the period. Additionally BOE incurred data processing fees of $394,000, legal fees of $306,000, equipment expense of $286,000, professional fees of $258,000, and occupancy expenses of $216,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $375,000 in salaries and benefits, $160,000 in professional fees, $84,000 in legal fees, $54,000 in equipment expenses, and $167,000 in data processing expenses.

An income tax benefit of $10,000 was recorded for the five months ended May 31, 2008.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of interest rate risk is an important component of the Company's asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Committee ("ALCO") of the Bank. In this capacity, ALCO develops guidelines and strategies that govern the Company's asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change, affecting net interest income, the primary component of the Company's earnings. ALCO uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over various periods, it also employs additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's balance sheet. The simulation model is prepared and updated monthly. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given a 200 basis point upward shift and a 200 basis point downward shift in interest rates. A parallel shift in rates over a 12-month period is assumed.

The following table represents the change to net interest income given interest rate shocks up and down 100 and 200 basis points at December 31, 2010:

	Change in net interest income			
	2010		2009	
	%	$	%	$
Change in Yield curve				
+200 bp	(3.2)%	(1,161)	(3.4)%	(1,453)
+100 bp	(2.0)%	(733)	(2.3)%	(994)
most likely	0%	—	0%	—
−100 bp	5.8%	2,120	3.7%	1,568
−200 bp	11.8%	4,266	8.4%	3,598

At December 31, 2010, the Company's interest rate risk model indicated that, in a rising rate environment of 200 basis points over a 12 month period, net interest income could decrease by 3.2%. For the same time period, the interest rate risk model indicated that in a declining rate environment of 200 basis points, net interest income could increase by 11.8%. While these percentages are subjective based upon assumptions used within the model, management believes the balance sheet is appropriately balanced with acceptable risk to changes in interest rates.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels such as yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to, or in anticipation of, changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Community Bankers Trust Corporation	Page
Reports of Independent Registered Public Accounting Firm	50
Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009	52
Consolidated Statements of Income (Loss) for the years ended December 31, 2010, December 31, 2009 and December 31, 2008	53
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2010, December 31, 2009 and December 31, 2008	54
Consolidated Statements of Cash Flows for the years ended December 31, 2010, December 31, 2009 and December 31, 2008	55
Notes to Consolidated Financial Statements	56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Community Bankers Trust Corporation
Glen Allen, Virginia

We have audited the accompanying consolidated balance sheets of Community Bankers Trust Corporation and subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankers Trust Corporation and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Our report dated March 31, 2011 expressed an opinion that Community Bankers Trust Corporation and subsidiary had not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

/s/ ELLIOTT DAVIS, LLC

Galax, Virginia
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Community Bankers Trust Corporation
Glen Allen, Virginia

We have audited the internal control over financial reporting of Community Bankers Trust Corporation and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

We have identified a material weakness related to the process of determining impaired loans. During 2010 management changed the criteria used to define impaired loans. This change in criteria resulted in many loans being identified as impaired that did not meet the definition under Generally Accepted Accounting Principles.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements, and this report does not affect our report dated March 31, 2011 on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and December 31, 2009 and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 31, 2011 expressed an unqualified opinion.

/s/ ELLIOTT DAVIS, LLC

Galax, Virginia
March 31, 2011

COMMUNITY BANKERS TRUST CORPORATION
CONSOLIDATED BALANCE SHEETS
as of December 31, 2010 and 2009

	(Dollars in thousands) 2010	2009
ASSETS		
Cash and due from banks	$ 8,604	$ 13,575
Interest bearing bank deposits	22,777	18,660
Federal funds sold	2,000	—
Total cash and cash equivalents	33,381	32,235
Securities available for sale, at fair value	215,560	179,440
Securities held to maturity, at cost (fair value of $89,026 and $117,008, respectively)	84,771	113,165
Equity securities, restricted, at cost	7,170	8,346
Total securities	307,501	300,951
Loans not covered by FDIC shared loss agreement	525,548	578,629
Loans covered by FDIC shared loss agreement	115,537	150,935
Total loans	641,085	729,564
Allowance for loan losses (non-covered loans of $25,543 and $18,169, respectively; covered loans of $829 and $0, respectively)	(26,372)	(18,169)
Net loans	614,713	711,395
FDIC indemnification asset	58,369	76,107
Bank premises and equipment, net	35,587	37,105
Other real estate owned, covered by FDIC shared loss agreement	9,889	12,822
Other real estate owned, non-covered	5,928	1,586
Bank owned life insurance	6,829	6,534
FDIC receivable under shared loss agreement	7,250	7,950
Core deposit intangibles, net	14,819	17,080
Goodwill	—	5,727
Other assets	21,328	17,231
Total assets	$ 1,115,594	$ 1,226,723
LIABILITIES		
Deposits:		
Noninterest bearing	$ 62,359	$ 62,198
Interest bearing	899,366	969,204
Total deposits	961,725	1,031,402
Federal funds purchased	—	8,999
Federal Home Loan Bank advances	37,000	37,000
Trust preferred capital notes	4,124	4,124
Other liabilities	5,618	14,096
Total liabilities	1,008,467	1,095,621
STOCKHOLDERS' EQUITY		
Preferred stock (5,000,000 shares authorized, $0.01 par value; 17,680 shares issued and outstanding)	17,680	17,680
Warrants on preferred stock	1,037	1,037
Discount on preferred stock	(660)	(854)
Common stock (200,000,000 shares authorized, $0.01 par value; 21,468,455 shares issued and outstanding)	215	215
Additional paid in capital	143,999	143,999
Retained deficit	(54,999)	(32,511)
Accumulated other comprehensive income	(145)	1,536
Total stockholders' equity	107,127	131,102
Total liabilities and stockholders' equity	$ 1,115,594	$ 1,226,723

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31, 2010, 2009 and 2008 (dollars and shares in thousands, except per share data)

	2010	2009	2008
Interest and dividend income			
Interest and fees on non-covered loans	$ 33,444	$ 36,019	$ 19,694
Interest and fees on FDIC covered loans	13,759	15,139	—
Interest on federal funds sold	9	37	90
Interest on deposits in other banks	100	296	356
Interest and dividends on securities			
Taxable	8,486	9,635	2,297
Nontaxable	3,128	3,394	898
Total interest and dividend income	58,926	64,520	23,335
Interest expense			
Interest on deposits	17,041	23,717	7,695
Interest on federal funds purchased	3	8	131
Interest on other borrowed funds	1,345	1,409	734
Total interest expense	18,389	25,134	8,560
Net interest income	40,537	39,386	14,775
Provision for loan losses	27,363	19,089	2,572
Net interest income after provision for loan losses	13,174	20,297	12,203
Noninterest income			
Service charges on deposit accounts	2,464	2,506	1,185
Gain on bank acquisition transaction	—	20,255	—
Gain (loss) on securities transactions, net	3,588	856	—
Gain (loss) on sale of other real estate, net	(5,052)	656	(34)
Other	644	1,967	629
Total noninterest income	1,644	26,240	1,780
Noninterest expense			
Salaries and employee benefits	19,190	21,967	5,590
Occupancy expenses	2,948	2,662	884
Equipment expenses	1,394	1,595	665
Legal fees	456	1,002	429
Professional fees	1,802	2,012	226
FDIC assessment	2,395	2,904	239
Data processing fees	2,306	2,837	499
Amortization of intangibles	2,261	2,241	975
Impairment of goodwill	5,727	31,949	—
Other operating expenses	6,774	6,791	3,120
Total noninterest expense	45,253	75,960	12,627
Income (loss) before income taxes	(30,435)	(29,423)	1,356
Income tax benefit (expense)	9,442	(404)	(133)
Net (loss) income	$ (20,993)	$ (29,827)	$ 1,223
Dividends accrued on preferred stock	442	800	—
Accretion of discount on preferred stock	194	177	—
Accumulated preferred dividends	442	—	—
Net loss available to common stockholders	$ (22,071)	$ (30,804)	$ 1,223
Net loss per share — basic	$ (1.03)	$ (1.43)	$ 0.07
Net loss per share — diluted	$ (1.03)	$ (1.43)	$ 0.07
Weighted average number of shares outstanding			
basic	21,468	21,468	16,430
diluted	21,468	21,468	17,518

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010, 2009 and 2008
(Dollars and shares in thousands)

	Preferred Stock	Warrants	Discount on Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance December 31, 2007	$ —	$ —	$ —	9,375	$ 94	$ 42,989	$ 2,229	$ —	$ 45,312
Issuance of preferred stock and related warrants	17,680	1,037	(1,037)	—	—	—	—	—	17,680
Amortization of preferred stock warrants	—	—	6	—	—	—	(6)	—	—
Redemption of shares related to appraisal rights	—	—	—	(2)	—	(11)	—	—	(11)
Transfer of shares previously subject to conversion	—	—	—	—		11,690	—	—	11,690
Issuance of stock related to business combination	—	—	—	13,502	135	100,769	—	—	100,904
Issuance of options and stock awards related to business combination	—	—	—	—	—	1,487	—	—	1,487
Redemption of shares, net of fractional shares	—	—	—	(1,407)	(14)	(10,813)	—	—	(10,827)
Repurchase of warrants	—	—	—	—	—	(35)	—	—	(35)
Comprehensive income:									
Net income	—	—	—	—	—	—	1,223	—	1,223
Change in unrealized gain in investment securities, net of tax of $238	—	—	—	—	—	—	—	(462)	(462)
Change in funded status of pension plan, net of tax of $413	—	—	—	—	—	—	—	(803)	(803)
Total comprehensive income (loss)									(42)
Dividends paid on common stock ($.08 per share)	—	—	—	—	—	—	(1,755)	—	(1,755)
Balance December 31, 2008	$ 17,680	$ 1,037	$ (1,031)	21,468	$ 215	$ 146,076	$ 1,691	$ (1,265)	$164,403
Amortization of preferred stock warrants	—	—	177	—	—	—	(177)	—	—
Reclassification for preferred stock dividends	—	—	—	—	—	—	37	—	37
Repurchase of warrants	—	—	—	—	—	(2,077)	—	—	(2,077)
Dividend paid on preferred stock	—	—	—	—	—	—	(800)	—	(800)
Comprehensive income:									
Net loss	—	—	—	—	—	—	(29,827)	—	(29,827)
Change in net unrealized gain or loss in investment securities, net of tax of $1,576	—	—	—	—	—	—	—	3,059	3,059
Less: Reclassification adjustment for gain on securities sold, net of tax of $291	—	—	—	—	—	—	—	(565)	(565)
Change in funded status of pension plan, net of tax of $158	—	—	—	—	—	—	—	307	307
Total comprehensive income (loss)	—	—	—	—	—	—	—		(27,026)
Dividends paid on common stock ($.16 per share)	—	—	—	—	—	—	(3,435)	—	(3,435)
Balance December 31, 2009	$ 17,680	$ 1,037	$ (854)	21,468	$ 215	$ 143,999	$ (32,511)	$ 1,536	$131,102
Amortization of preferred stock warrants	—	—	194	—	—	—	(194)	—	—
Dividends paid on preferred stock	—	—	—	—	—	—	(442)	—	(442)
Comprehensive income:	—	—	—	—	—	—		—	
Net loss							(20,993)	—	(20,993)
Change in unrealized gain/loss in equity securities	—	—	—	—	—	—	—	(6)	(6)
Change in unrealized gain/loss in investment securities, net of tax of $2,338	—	—	—	—	—	—	—	(4,539)	(4,539)
Less: Reclassification adjustment for gain on securities sold, net of tax of $1,064	—	—	—	—	—	—	—	2,065	2,065
Less: Reclassification adjustment for loss on securities available for sale related to other than temporary impairments, net of tax of $156	—	—	—	—	—	—	—	303	303
Change in funded status of pension plan, net of tax of $256	—	—	—	—	—	—	—	496	1,046
Total comprehensive loss									(22,674)
Dividends paid on common stock ($.04 per share)	—	—	—	—	—	—	(859)	—	(859)
Balance December 31, 2010	$ 17,680	$ 1,037	$ (660)	21,468	$ 215	$ 143,999	$ (54,999)	$ (145)	$107,127

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(Dollars in thousands)		
Operating activities:			
Net income (loss)	$ (20,993)	$ (29,827)	$ 1,223
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and intangibles amortization	4,270	4,227	1,663
Provision for loan losses	27,363	19,089	2,572
Deferred tax (benefit) expense	(9)	336	110
Amortization of security premiums and accretion of discounts, net	1,752637	1,833	117
Net decrease in loans held for sale	—	200	506
Net gain on SFSB transaction	—	(20,255)	—
Impairment of goodwill	5,727	31,949	—
Net (gain) on sale of securities	(3,588)	(856)	—
Net loss (gain) on sale of other real estate owned	5,052	(656)	34
Changes in assets and liabilities:			
Decrease (increase) in other assets	23,910	(6,172)	(6,860)
(Decrease) increase in accrued expenses and other liabilities	(6,982)	(6,509)	5,357
Net cash provided by (used in) operating activities	26,874	(6,641)	4,722
Investing activities:			
Proceeds from securities sales, calls, maturities and paydowns	166,116	170,294	68,562
Proceeds from sale of other real estate	6,855	—	—
Purchase of securities	(173,805)	(168,949)	(204,549)
Net decrease (increase) in loans excluding covered loans	26,499	(65,296)	(48,034)
Net decrease in loans covered by FDIC shared-loss agreement	27,919	47,318	—
Principal recoveries of loans previously charged off	1,156	742	42
Purchase of premises and equipment, net	(491)	(14,944)	(2,655)
Securities acquired in bank acquisition	—	—	(29,420)
Cash acquired in bank acquisitions	—	54,717	10,016
Net cash provided by (used in) investing activities	54,249	23,882	(206,038)
Financing activities:			
Net (decrease) increase in noninterest bearing and interest bearing demand deposits	(69,677)	(77,701)	9,689
Net increase (decrease) in federal funds purchased	(8,999)	8,999	(10,335)
Increase in deposits from bank acquisition	—	—	305,197
Net increase (decrease) in Federal Home Loan Bank advances	—	(38,425)	20,000
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	—	(2,077)	(46)
Cash dividends paid	(1,301)	(4,235)	(1,755)
Issuance of preferred stock	—	—	17,680
Cash paid to shareholders for converted shares	—	—	(10,843)
Net cash provided by (used in) financing activities	(79,977)	(113,439)	329,587
Net increase (decrease) in cash and cash equivalents	1,146	(96,198)	128,271
Cash and cash equivalents:			
Beginning of the period	32,235	128,433	162
End of the period	$ 33,381	$ 32,235	$ 128,433
Supplemental disclosures of cash flow information:			
Interest paid	$ 19,472	$ 26,819	$ 5,780
Income taxes paid	250	269	406
Transfers of other real estate owned property	13,745	1,363	223
Non-cash transactions related to business combinations			
Increase in assets and liabilities:			
Loans	$ —	$ 198,253	$ 471,864
Other real estate owned	—	9,416	179
Securities	—	7,410	71,123
FDIC indemnification assets	—	84,584	—
Fixed assets	—	37	22,145
Other assets	—	10,332	61,340
Deposits	—	302,756	491,462
Borrowings	—	37,525	32,359
Other Liabilities	—	1,757	10,216

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

Organization

Community Bankers Trust Corporation (the "Company") is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the "Bank"), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia.

The Company was initially formed as a special purpose acquisition company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company's activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation ("TFC"), and BOE Financial Services of Virginia, Inc., a Virginia corporation ("BOE"). The Company changed its corporate name in connection with the acquisitions. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank ("TCB"), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland ("SFSB").

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

Predecessors

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company's operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company's predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company's operations, revenues and expenses after the acquisitions are most similar in all respects to those of BOE's and TFC's historical periods. Accordingly, the statements should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements of TFC and BOE for the periods ended May 31, 2008 and December 31, 2007. These statements have also been presented.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. FASB ASC 810, *Consolidation* requires that the Company no longer eliminate through consolidation the equity investment in BOE Statutory Trust I, which approximated $124,000 at December 31, 2010 and 2009. The subordinated debt of the Trust is reflected as a liability of the Company.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as cash and due from banks, interest-bearing bank balances, and federal funds sold.

Restricted Cash

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $25,000 for the years ended December 31, 2010 and 2009.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of certain correspondent banks. The Company's investment in these securities is recorded at cost.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are sold with the mortgage servicing rights released by the Company.

The Company enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, the gain or loss that occurs on the rate lock commitments is immaterial.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A significant portion of the loan portfolio is represented by 1-4 family residential mortgage loans. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Bank's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses on Non-covered loans

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

In the third quarter of 2010, the Company refined the factors used to calculate the FASB ASC 450, *Contingencies*, component of the allowance for loan loss to include more quantifiable information supported by current economic data. The analysis consists of these components: a) linear regression analysis of historical loss data provided by the FDIC, b) historical losses for the Company since inception on May 31, 2008, c) risk grade migrations and delinquency migrations of the loan portfolio, and d) an unallocated component to capture management's view of the overall impact of those factors discussed in the above paragraph. This revision had an impact of a decrease to the amount of allowance for loan losses on non-covered loans of approximately $500,000.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Allowance for Loan Losses on Covered Loans

The covered loans acquired are subject to credit review standards described above for non-covered loans. If and when credit deterioration occurs subsequent to the acquisition date, a provision for credit loss for covered loans will be charged to earnings for the full amount without regard to the FDIC shared-loss agreements. The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

FASB ASC 310, *Receivables* requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit arrangements are excluded from the scope of ASC 310 which limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairments through allowance for loan losses.

In our acquisition of TFC and BOE, the fair value of ASC 310 loans was determined based on assigned risk ratings, expected cash flows and the fair value of the collateral. The fair value of non FASB ASC 310 loans was determined based on preliminary estimates of default probabilities. The Company determined which purchased loans were impaired at the time of the acquisition, and considered those loans for ASC 310 application. Those loans that were not considered impaired at the time of acquisition were not considered for ASC 310.

The Company's acquired loans from the SFSB acquisition (the "covered loans"), subject to FASB ASC Topic 805, *Business Combinations* (formerly SFAS 141(R)), are recorded at fair value and no separate valuation allowance was recorded at the date of acquisition. FASB ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality* (formerly SOP 03-3) applies to loans acquired in a transfer with evidence of deterioration of credit quality for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company is applying the provisions of FASB ASC 310-30 to all loans acquired in the SFSB acquisition. The Company has grouped loans together based on common risk characteristics including product type, delinquency status and loan documentation requirements among others.

The Company has made an estimate of the total cash flows it expects to collect from each pool of loans, which includes undiscounted expected principal and interest. The excess of that amount over the fair value of the pool is referred to as accretable yield. Accretable yield is recognized as interest income on a constant yield basis over the life of the pool. The Company also determines each pool's contractual principal and contractual interest payments. The excess of that amount over the total cash flows it expects to collect from the pool is referred to as nonaccretable difference, which is not accreted into income. Judgmental prepayment assumptions are applied to both contractually required payments and cash flows expected to be collected at acquisition. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as an impairment in the current period through allowance for loan loss. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the accretable yield with the amount of periodic accretion adjusted over the remaining life of the pool.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation of bank premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 3 to 20 years for equipment, furniture and fixtures.

Costs of maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the determination of income.

Other Real Estate Owned

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at the fair value at the date of foreclosure net of estimated disposal costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Company had $5,928,000 and $1,586,000 in other real estate, non-covered at December 31, 2010 and 2009, respectively, and $9,889,000 and $12,822,000 in other real estate, covered at December 31, 2010 and 2009, respectively.

Goodwill and Other Intangibles

FASB ASC 805, *Business Combinations*, requires that the purchase method of accounting be used for all business combinations after June 30, 2001. With purchase acquisitions, the Company is required to record assets acquired, including any intangible assets, and liabilities assumed at fair value, which involves relying on estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation methods. The Company records goodwill per ASC 350, *Intangibles-Goodwill and Others*. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. Additionally, under ASC 350, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. ASC 350 discontinues any amortization of goodwill and other intangible assets with indefinite lives, but requires an impairment review at least annually or more often if certain conditions exist. The Company followed ASC 350 and determined that any core deposit intangibles will be amortized over the estimated useful life. Core deposit intangible are evaluated for impairment in accordance with ASC 350.

Advertising Costs

The Company follows the policy of expensing advertising costs as incurred, which totaled $345,000, $494,000, and $308,000 for 2010, 2009, and 2008, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

As of December 31, 2010 and 2009, the Company did not have any tax benefit disallowed under FASB ASC 740, *Income Taxes*.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In management's opinion, based on a three year taxable income projection, tax strategies which would result in potential securities gains and the effects of off-setting deferred tax liabilities, it is more likely than not that the deferred tax assets are realizable. Included in deferred tax assets are the tax benefits derived from net operating loss carryforwards totaling $3.4 million. Management expects to utilize all of these carryforward amounts prior to expiration.

The Company and its subsidiaries are subject to U. S. federal income tax as well as various state income taxes. All years from 2006 through 2010 are open to examination by the respective tax authorities.

Earnings Per Share

Basic earnings per share (EPS) is computed based on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted EPS is computed, in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method. Preferred stock was issued on December 19, 2008. The Company declared and paid $442,000 and $800,000 in dividends on preferred stock in 2010 and 2009, respectively. No dividend was declared on this stock during 2008.

Stock-Based Compensation

Prior to the Company's mergers with BOE and TFC, both of these entities had stock-based compensation plans. In April 2009, the Company adopted the Community Bankers Trust Corporation 2009 Stock Incentive Plan which is authorized to issue up to 2,650,000 shares of common stock. See Note 14 for details regarding these plans.

Recent Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* The objective of this ASU is for an entity to provide disclosures that facilitate financial statement users' evaluation of the nature of credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. Disclosures should be provided based on portfolio segment and class of financing receivable. Additional disclosures by class of financing receivable will be required relating to credit quality indicators, aging of past due financing receivables, and the nature and extent of troubled debt restructurings during the period. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosure about Troubled Debt Restructurings in Update 2010-20.* The amendments in ASU 2011-01 temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Business Combinations and Acquisitions

On September 5, 2007, the Company entered into an Agreement and Plan of Merger, with TFC (the "TFC Agreement"), which provided for the merger of TFC with and into the Company. Effective May 31, 2008 at 11:58 p.m., the Company consummated the merger between the Company and TFC pursuant to the terms of the TFC Agreement (the "TFC Merger"). In connection with the TFC Merger, TransCommunity Bank, N.A., a wholly-owned subsidiary of TFC, became a wholly-owned subsidiary of the Company. The material terms of the TFC Agreement and certain financial and other information about the Company and TFC are contained in the Company's registration statement on Form S-4 (SEC File No. 333-148675) originally filed January 15, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the "TFC Merger Proxy"), TFC's annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-33355), and TFC's quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-33355).

On December 14, 2007, the Company entered into an Agreement and Plan of Merger, with BOE Financial Services of Virginia, Inc. (the "BOE Agreement"), which provided for the merger of BOE with and into the Company. Effective May 31, 2008 at 11:59 p.m., the Company consummated the merger between the Company and BOE pursuant to the terms of the BOE Agreement (the "BOE Merger"). In connection with the BOE Merger, the Bank, a wholly-owned subsidiary of BOE, became a wholly-owned subsidiary of the Company. The material terms of the BOE Agreement and certain financial and other information about the Company and BOE are contained in the Company's registration statement on Form S-4 (SEC File No. 333-149384) originally filed February 26, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the "BOE Merger Proxy"), BOE's annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-31711), and BOE's quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-31711).

Prior to the mergers, $54.34 million of the net proceeds from the CBTC initial public offering including $2.1 million of deferred underwriting discounts and commissions was held in trust by CBTC for the purpose of completing a business combination. Of such funds, $45.6 million was released to the Company upon completion of the TFC Merger and BOE Merger, after payment of the deferred discount and $10.8 million to stockholders who converted their shares to cash.

On November 21, 2008, the Bank acquired limited assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank ("TCB"), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation ("FDIC"), as Receiver for The Community Bank and the Bank. Management evaluated the applicability of FASB ASC 805, *Business Combinations* in determining the accounting for this transaction. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net liabilities assumed did not meet the definition of a "Business" as required by this guidance. Accordingly, the transaction was accounted for as an asset purchase.

On January 30, 2009, the Bank acquired substantially all assets and assumed all deposit and certain other liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB and the Bank. Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $362 million in loans (based on contract value) and other assets and agreed to provide loan servicing to SFSB's existing loan customers. The Bank bid a negative $45 million for the net assets acquired. The Bank has entered into shared-loss agreements with the FDIC with respect to certain assets acquired. These are referred to as covered assets. Refer to Notes 4 and 5 for further discussion on covered loans and the FDIC shared-loss agreements. In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in FASB ASC 805, *Business Combinations*. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, projected cash flows relating to certain acquired loans, the value of the indemnification asset, and the valuation of deferred tax assets.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentations.

Correction of an Immaterial Error

During the fourth quarter of 2010, the Company discovered an immaterial error in the purchase accounting entries related to the BOE merger. It was determined that a liability related to a change in control provision in the directors and executive officers retirement plans had inadvertently been omitted. Correction of this error would have resulted in an increase to goodwill related to the transaction in the amount of $492,000 and consequently, an increase in the impairment charge taken in May 2009. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 108 (SAB 108), the Company has determined this error to be immaterial and has therefore chosen to revise the December 31, 2009 financials presented in this document. SAB 108 does not require restatement of previously filed financial statements for corrections of immaterial errors.

Note 2. Securities

The amortized cost and fair value of securities available for sale and held to maturity as of December 31 are as follows (dollars in thousands):

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 90,849	$ 246	$ (1,521)	$ 89.574
State, county and municipal	69,865	1,219	(749)	70,335
Corporate and other securities	3,576	14	(17)	3,573
Mortgage backed securities	51,489	610	(21)	52,078
Total securities available for sale	$ 215,779	$ 2,089	$ (2,308)	$ 215,560
Securities Held to Maturity				
State, county and municipal	$ 13,070	$ 693	$ —	$ 13,763
Corporate and other securities	1,002	3	—	1,005
Mortgage backed securities	70,699	3,559	—	74,258
Total securities held to maturity	$ 84,771	$ 4,255	$ —	$ 89,026

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 17,393	$ 434	$ (1)	$ 17,826
State, county and municipal	104,831	1,864	(557)	106,138
Corporate and other securities	1,511	93	—	1,604
Mortgage backed securities	51,434	1,573	(3)	53,004
Financial institution securities	1,192	113	(437)	868
Total securities available for sale	$ 176,361	$ 4,077	$ (998)	$ 179,440
Securities Held to Maturity				
U.S. Treasury issue and other U.S. Government agencies	$ 748	$ 2	$ —	$ 750
State, county and municipal	13,097	516	(4)	13,609
Corporate and other securities	1,024	29	—	1,053
Mortgage backed securities	98,296	3,308	(8)	101,596
Total securities held to maturity	$ 113,165	$ 3,855	$ (12)	$ 117,008

Included in other U.S. Government agencies are U.S. Government sponsored agency securities of $5.8 million with an amortized cost of $5.8 million as of December 31, 2010 and $13.3 million with an amortized cost of $13.1 million as of December 31, 2009. U.S. Government sponsored agency securities included in mortgage backed securities available for sale totaled $3.9 million with an amortized cost of $4.0 million as of December 31, 2010 and $41.0 million with an amortized cost of $39.8 million as of December 31, 2009. U.S. Government sponsored agency securities included in mortgage backed securities held to maturity totaled $54.3 million with a fair value of $57.0 million as of December 31, 2010 and $76.6 million with a fair value of $79.2 million as of December 31, 2009.

In estimating other than temporary impairment ("OTTI") losses, management considers, the length of time and the extent to which the fair value has been less than cost, the financial condition and short-term prospects for the issuer, and the intent and ability of management to hold its investment for a period of time to allow a recovery in fair value. As of December 31, 2010 and December 31, 2009, there were no investments held that had other than temporary impairment losses.

Presented below is a summary of securities with unrealized losses segregated at December 31:

(in thousands)	2010					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$ 83,989	$ (1,521)	$ —	$ —	$ 83,989	$ (1,521)
State, county and municipal	19,103	(644)	818	(105)	19,921	(749)
Corporate and other securities	3,059	(17)	—	—	3,059	(17)
Mortgage backed securities	3,695	(21)	—	—	3,695	(21)
Total securities	$109,846	$ (2,203)	$ 818	$ (105)	$110,664	$ (2,308)

(in thousands)	2009					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$ 1,078	$ (1)	$ —	$ —	$ 1,078	$ (1)
State, county and municipal	25,771	(514)	1,948	(47)	27,719	(561)
Corporate and other securities	—	—	—	—	—	—
Mortgage backed securities	4,897	(8)	615	(3)	5,512	(11)
Financial institution securities	1,127	(437)	—	—	1,127	(437)
Total securities	$ 32,873	$ (960)	$2,563	$ (50)	$ 35,436	$ (1,010)

The unrealized losses (impairments) in the investment portfolio as of December 31, 2010 and 2009 are generally a result of market fluctuations that occur daily. The unrealized losses are from 61 securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. The Company considers the reason for impairment, length of impairment and ability to hold until the full value is recovered in determining if the impairment is temporary in nature. Based on this analysis, the Company has determined these impairments to be temporary in nature. The Company does not intend to sell and it is more likely than not that the Company will not be required to sell these securities until they recover in value.

Market prices are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company's income statement and balance sheet.

The amortized cost and fair value of securities as of December 31, 2010, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,653	$ 5,831	$ 9,459	$ 9,665
Due after one year through five years	46,222	48,427	117,335	116,406
Due after five years through ten years	31,195	32,958	76,331	77,048
Due after ten years	1,701	1,810	12,654	12,441
Total securities	$ 84,771	$ 89,026	$ 215,779	$ 215,560

Proceeds from sales, principal repayments, calls and maturities of securities available for sale during the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Proceeds from sales	$ 113,149	$ 68,469	$ 110
Proceeds from call, maturities and paydowns	52,967	101,825	68,452
Total proceeds	$ 166,116	$ 170,294	$ 68,562
Gross realized gains	$ 4,538	$ 1,122	$ —
Gross realized losses	(491)	(266)	—
Other than temporary impairment	(459)	—	—
Net realized gain	$ 3,588	$ 856	$ —

Securities with amortized costs of $36.596 million and $30.103 million at December 31, 2010 and 2009, respectively were pledged to secure public deposits and for other purposes required or permitted by law. On December 31, 2010 and 2009, there were no securities purchased from a single issuer, other than U.S. Treasury issue and other U.S. Government agencies, that comprised more than 10% of the consolidated shareholders' equity.

Note 3. Loans excluding covered loans

The loan portfolio excluding covered loans (non-covered loans) consisted of various loan types as follows (dollars in thousands):

	December 31, 2010		December 31, 2009	
	Amount	% of Non-Covered Loans	Amount	% of Non-Covered Loans
Mortgage loans on real estate:				
Residential 1-4 family	$137,522	26.15 %	$ 146,141	25.22 %
Commercial	205,034	38.99	188,991	32.62
Construction and land development	103,763	19.73	144,297	24.91
Second mortgages	9,680	1.84	13,935	2.41
Multifamily	9,831	1.87	11,995	2.07
Agriculture	3,820	0.73	5,516	0.95
Total real estate loans	469,650	89.31	510,875	88.18
Commercial loans	44,368	8.44	42,157	7.28
Consumer installment loans	9,811	1.87	14,145	2.44
All other loans	1,993	0.38	12,205	2.10
Gross loans	525,822	100.00 %	579,382	100.00 %
Less unearned income on loans	(274)		(753)	
Non-covered loans, net of unearned income	$ 525,548		$ 578,629	

At December 31, 2010 and 2009, the Company's allowance for credit losses is comprised of the following: (i) any specific valuation allowances calculated in accordance with FASB ASC 310, *Receivables,* (ii) general valuation allowances calculated in accordance with FASB ASC 450, *Contingencies*, based on economic conditions and other qualitative risk factors, and (iii) historical valuation allowances calculated using historical loan loss experience of the former banks. Management identified loans subject to impairment in accordance with ASC 310.

At December 31, 2010 and 2009, a portion of the construction and land development loans presented above contain interest reserve provisions. The Company follows standard industry practice to include interest reserves and capitalized interest in a construction loan. This practice recognizes interest as an additional cost of the project and, as a result, requires the borrower to put additional equity into the project. In order to monitor the project throughout its life to make sure the property is moving along as planned to ensure appropriateness of continuing to capitalize interest, the Company coordinates an independent property inspection in connection with each disbursement of loan funds. Until completion, there is generally no cash flow from which to make the interest payment. The Company does not advance additional interest reserves to keep a loan from becoming nonperforming.

For the year ended December 31, 2010, the total amount of interest reserves recognized as interest income on construction loans with interest reserves, all of which was capitalized interest recorded in the Company's loan portfolio, was $584,000. There were no construction loans with interest reserves that were nonperforming at December 31, 2010.

The following is a summary of information for impaired and nonaccrual loans at December 31, 2010 and 2009 (dollars in thousands):

(dollars in thousands)	December 31	
	2010	2009
Impaired loans without a valuation allowance	$ 24,518	$ 23,109
Impaired loans with a valuation allowance	20,456	33,347
Total impaired loans	$ 44,974	$ 56,456
Valuation allowance related to impaired loans	$ 7,666	$ 8,779
Total nonaccrual loans	36,532	20,011
Total loans ninety days or more past due and still accruing	389	247
Average investment in impaired loans	47,907	45,692
Interest income recognized on impaired loans	142	2,213
Interest income recognized on a cash basis on impaired loans	142	2,213

Interest income on nonaccrual loans, if recognized, is recorded using the cash basis method of accounting. There were no significant amounts recognized during the period ended December 31, 2010 and 2009. For the period ended December 31, 2010 and 2009, estimated interest income of $2.9 million and $977,000, respectively, would have been recorded if all such loans had been accruing interest according to their original contractual terms.

The following table summarizes information related to impaired loans as of December 31, 2010 (dollars in thousands):

With an allowance recorded:	Recorded Investment	Unpaid Principal Balance	Related Allowance	Interest Income Recognized
Mortgage loans on real estate:				
Residential 1-4 family	$ 5,886	$ 5,858	$ 1,558	$ 28
Commercial	3,314	3,314	901	—
Construction and land development	9,189	9,094	3,605	95
Second mortgages	165	161	161	4
Multifamily	—	—	—	—
Agriculture	294	288	100	6
Total real estate loans	18,848	18,715	6,325	133
Commercial loans	1,741	1,741	1,341	—
Consumer installment loans	—	—	—	—
All other loans	—	—	—	—
Subtotal impaired loans with valuation	$ 20,589	$ 20,456	$ 7,666	$ 133
With no related allowance recorded:				
Mortgage loans on real estate:				
Residential 1-4 family	$ 5,666	$ 5,662	$ —	$ 4
Commercial	3,867	3,867	—	—
Construction and land development	13,776	13,774	—	2
Second mortgages	218	218	—	—
Multifamily	—	—	—	—
Agriculture	—	—	—	—
Total real estate loans	23,527	23,521	—	6
Commercial loans	909	907	—	2
Consumer installment loans	91	90	—	1
All other loans	—	—	—	—
Subtotal impaired loans without valuation	$ 24,527	$ 24,518	$ —	$ 9
Total:				
Mortgage loans on real estate:				
Residential 1-4 family	$ 11,552	$ 11,520	$ 1,558	$ 32
Commercial	7,181	7,181	901	—
Construction and land development	22,965	22,868	3,605	97
Second mortgages	383	379	161	4
Multifamily	—	—	—	—
Agriculture	294	288	100	6
Total real estate loans	42,375	42,236	6,325	139
Commercial loans	2,650	2,648	1,341	2
Consumer installment loans	91	90	—	1
All other loans	—	—	—	—
Total impaired loans	$ 45,116	$ 44,974	$ 7,666	$ 142

The recorded investment in impaired loans includes the unpaid principal balance of the loans plus the interest income recognized during the time within that period that the loans were impaired.

The following table summarizes non-accrual loans by category (dollars in thousands):

	December 31	
	2010	2009
Mortgage loans on real estate:		
Residential 1-4 family	$ 9,600	$ 4,750
Commercial	7,181	3,861
Construction and land development	16,854	10,115
Second mortgages	218	194
Multifamily	—	—
Agriculture	—	—
Total real estate loans	33,853	18,920
Commercial loans	2,619	174
Consumer installment loans	60	910
All other loans	—	7
Total loans	$ 36,532	$ 20,011

Substandard and doubtful loans still accruing interest are loans that management expects to ultimately collect all principle and interest due, but not under the terms of the original contract. A reconciliation of impaired loans to nonaccrual loans at December 31, 2010 and 2009 is set forth in the table below (dollars in thousands):

	December 31, 2010	December 31, 2009
Nonaccruals	$ 36,532	$ 20,011
Substandard and still accruing	8,088	35,952
Doubtful and still accruing	354	493
Total impaired	$ 44,974	$ 56,456

Impaired loans at December 31, 2009 included a significant portion of substandard accruing loans for which sufficient weaknesses existed warranting their classification as impaired. Changes in this category at December 31, 2010 reflect the subsequent improvement in the performance of these loans or reclassification to nonaccrual.

The following table presents an age analysis of past due status of loans by category (dollars in thousands):

	December 31, 2010					
	30-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Mortgage loans on real estate:						
Residential 1-4 family	$ 3,444	$ 9,989	$ 13,433	$ 124,089	$ 137,522	$ 389
Commercial	1,711	7,181	8,892	196,142	205,034	—
Construction and land development	8,241	16,854	25,095	78,668	103,763	—
Second mortgages	194	218	412	9,268	9,680	—
Multifamily	—	—	—	9,831	9,831	—
Agriculture	288	—	288	3,532	3,820	—
Total real estate loans	13,878	34,242	48,120	421,530	469,650	389
Commercial loans	610	2,619	3,229	41,139	44,368	—
Consumer installment loans	121	60	181	9,630	9,811	—
All other loans	—	—	—	1,993	1,993	—
Total loans	$ 14,609	$ 36,921	$ 51,530	$ 474,292	$ 525,822	$ 389

Activity in the allowance for loan losses on non-covered loans for the twelve months ended December 31, 2010 and 2009, was comprised of the following (dollars in thousands):

	December 31 2010	December 31 2009
Balance, beginning of year	$ 18,169	$ 6,939
Loans charged off	(20,060)	(8,601)
Recoveries of loans charged off	951	742
Provision for loan losses	26,483	19,089
Balance at end of period	$ 25,543	$ 18,169

The following table presents information on the non-covered loans evaluated for impairment in the allowance for loan losses (dollars in thousands):

	December 31, 2010					
	Allowance for Loan Losses			Recorded Investment in Loans		
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Mortgage loans on real estate:						
Residential 1-4 family	$ 2,753	$ 3,509	$ 6,262	$ 14,347	$ 123,175	$ 137,522
Commercial	2,967	2,320	5,287	48,552	156,482	205,034
Construction and land development	5,392	4,647	10,039	39,712	64,051	103,763
Second mortgages	179	227	406	339	9,341	9,680
Multifamily	—	260	260	—	9,831	9,831
Agriculture	174	92	266	1,027	2,793	3,820
Total real estate loans	11,465	11,055	22,520	103,977	365,673	469,650
Commercial loans	1,347	1,344	2,691	4,975	39,393	44,368
Consumer installment loans	30	227	257	209	9,602	9,811
All other loans	—	75	75	—	1,993	1,993
Total loans	$ 12,842	$ 12,701	$ 25,543	$ 109,161	$ 416,661	$ 525,822

Loans individually evaluated for impairment include all loans reviewed regardless of whether or not they were deemed impaired.

The following table present charge-offs and recoveries for non-covered loans by loan category for the years ended December 31, 2010 and 2009 (dollars in thousands):

	Year ended December 31, 2010			Year ended December 31, 2009		
	Charge-offs	Recoveries	Net Charge-offs	Charge-offs	Recoveries	Net Charge-offs
Mortgage loans on real estate:						
Residential 1-4 family	$ 2,461	$ (1)	$ 2,460	$ 778	$ -	$ 778
Commercial	1,352	(508)	844	1,456	(50)	1,406
Construction and land development	12,759	(103)	12,656	5,258	(563)	4,695
Second mortgages	360	(79)	281	248	(1)	247
Multifamily	375	-	375	-	-	-
Agriculture	-	-	-	13	-	13
Total real estate loans	17,307	(691)	16,616	7,753	(614)	7,139
Commercial loans	2,125	(178)	1,947	434	(22)	412
Consumer installment loans	497	(19)	478	170	(74)	96
All other loans	131	(63)	68	244	(32)	212
Total non-covered loans	$ 20,060	$ (951)	$ 19,109	$ 8,601	$ (742)	$ 7,859

Non-covered loans are monitored for credit quality on a recurring basis. These credit quality indicators are defined as follows:

Pass - A pass related loan is not adversely classified, as it does not display any of the characteristics for adverse classification.

Special Mention - A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention loans are not adversely classified and do not warrant adverse classification.

Substandard - A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful - A doubtful loan has all the weaknesses inherent in a loan classified as substandard with the added characteristics that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

The following table presents the composition of non-covered loans by credit quality indicator at December 31, 2010 (dollars in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:					
Residential 1-4 family	$ 112,595	$ 8,444	$ 13,839	$ 2,644	$ 137,522
Commercial	140,064	15,619	48,816	535	205,034
Construction and land development	45,448	17,156	39,183	1,976	103,763
Second mortgages	8,615	550	352	163	9,680
Multifamily	6,726	3,105	—	—	9,831
Agriculture	2,440	345	1,035	—	3,820
Total real estate loans	315,888	45,219	103,225	5,318	469,650
Commercial loans	36,452	1,506	4,604	1,806	44,368
Consumer installment loans	9,028	471	278	34	9,811
All other loans	1,993	—	—	—	1,993
Total loans	$ 363,361	$ 47,196	$ 108,107	$ 7,158	$ 525,822

Note 4. Covered Loans

The Company is applying the provisions of FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, to all loans acquired in the SFSB acquisition (the "covered loans"). Of the total $198.3 million in loans acquired, $49.1 million met the criteria of ASC 310-30. These loans, consisting mainly of construction loans, were deemed impaired at the acquisition date. The remaining $149.1 million of loans acquired, comprised mainly of residential 1-4 family, was analogized to meet the criteria of ASC 310-30. Analysis of this portfolio revealed that SFSB utilized weak underwriting and documentation standards, which led the Company to believe that significant losses were probable given the economic environment at the time.

The following table reflects the contractual cash flows, cash flows expected at acquisition, and fair value of loans as of the acquisition date. These amounts were determined based upon the estimated remaining life of the covered loans, which includes the effects of prepayments.

(dollars in thousands)	Total Loans
Contractually required principal and interest at acquisition	$ 431,081
Nonaccretable discount (expected losses of $99,648 and foregone interest of $72,157)	171,805
Cash flows expected to be collected as of acquisition date	$ 259,276
Accretable yield (interest component of expected cash flows)	61,023
Fair value of acquired loans at acquisition	$ 198,253

As of December 31, 2010 and 2009, the outstanding balance of the covered loans is $191,476 and $242,016, respectively. The carrying amount as of December 31, 2010 and 2009 is comprised of the following (dollars in thousands):

	December 31, 2010			December 31, 2009		
	Amount	% of Covered Loans		Amount	% of Covered Loans	
Mortgage loans on real estate:						
Residential 1-4 family	$ 99,312	85.96	%	$ 119,065	78.88	%
Commercial	2,800	2.42		5,835	3.87	
Construction and land development	5,751	4.98		17,020	11.28	
Second mortgages	7,542	6.53		8,194	5.43	
Multifamily	38	0.03		—	—	
Agriculture	—	—		627	0.41	
Total real estate loans	115,443	99.92	%	150,741	99.87	%
Commercial loans	—	—		—	—	
Consumer installment loans	94	0.08		194	0.13	
All other loans	—	—		—	—	
Gross covered loans	$ 115,537	100.00	%	$ 150,935	100.00	%

Activity in the allowance for loan losses on covered loans for the years ended December 31, 2010 and 2009, was comprised of the following (dollars in thousands):

	December 31, 2010	December 31, 2009
Beginning allowance	$ —	$ —
Provision for loan losses	880	—
Recoveries of loans charged off	205	—
Loans charged off	(256)	—
Allowance at end of period	$ 829	$ —

The following table presents information on the covered loans collectively evaluated for impairment in the allowance for loan losses at December 31, 2010 (dollars in thousands):

	December 31, 2010	
	Allowance for loan losses	Recorded Investment in loans
Mortgage loans on real estate:		
Residential 1-4 family	$ 526	$ 99,312
Commercial	303	2,800
Construction and land development	—	5,751
Second mortgages	—	7,542
Multifamily	—	38
Agriculture	—	—
Total real estate loans	829	115,443
Commercial loans	—	—
Consumer installment loans	—	94
All other loans	—	—
Total loans	$ 829	$ 115,537

The following table present charge-offs and recoveries for covered loans by loan category for the years ended December 31, 2010 and 2009 (dollars in thousands). Recoveries are in fact reimbursements received from the FDIC under the shared-loss agreement:

	Year ended December 31, 2010			Year ended December 31, 2009		
	Charge-offs	Recoveries	Net Charge-offs	Charge-offs	Recoveries	Net Charge-offs
Mortgage loans on real estate:						
Residential 1-4 family	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	-	-	-	-	-	-
Construction and land development	256	(205)	51	-	-	-
Second mortgages	-	-	-	-	-	-
Multifamily	-	-	-	-	-	-
Agriculture	-	-	-	-	-	-
Total real estate loans	256	(205)	51	-	-	-
Commercial loans	-	-	-	-	-	-
Consumer installment loans	-	-	-	-	-	-
All other loans	-	-	-	-	-	-
Total non-covered loans	$ 256	$ (205)	$ 51	$ -	$ -	$ -

The change in the accretable yield balance since January 1, 2009 is as follows:

Balance at January 1, 2009	$ —
Additions	61,023
Less accretion	(15,139)
Reclassification from (to) Nonaccretable Yield	10,908
Balance at December 31, 2009	$ 56,792
Additions	—
Less accretion	(13,759)
Reclassification from (to) Nonaccretable Yield	32,685
Balance at December 31, 2010	$ 75,718

These loans are not classified as nonperforming assets at December 31, 2010 as the loans are accounted for on a pooled basis and interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at December 31, 2009.

Note 5. FDIC Agreements and FDIC Indemnification Asset

On January 30, 2009, the Company entered into a Purchase and Assumption Agreement with the FDIC to assume all of the deposits and certain other liabilities and acquire substantially all assets of SFSB. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million in losses of such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a "loss" on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made monthly until the end of the month in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements. The fair value of this loss sharing agreement is detailed below.

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in FASB ASC 805. The FDIC indemnification asset is required to be measured in the same manner as the asset or liability to which it relates. The

FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and other real estate owned and the loss sharing percentages outlined in the Purchase and Assumption Agreements with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding indemnification asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to changing loss expectations will also have an impact to the valuation of the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the value of the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

In addition to the premium amortization, the balance of the FDIC indemnification asset is affected by expected payments from the FDIC. Under the terms of the shared-loss agreements, the FDIC will reimburse the Company for loss events incurred related to the covered loan portfolio. These events include such things as future writedowns due to decreases in the fair market value of other real estate owned (OREO), net loan charge-offs and recoveries, and net gains and losses on OREO sales.

The following tables present the balances of the FDIC indemnification asset related to the SFSB transaction at December 31, 2010 and 2009 (dollars in thousands):

	Anticipated Expected Losses	Estimated Loss Sharing Value	Amortizable Premium (Discount) at PV	FDIC Indemnification Asset Total
January 1, 2009	$ 108,735	$ 86,988	$ (2,404)	$ 84,584
Increases:				
Writedown of OREO property to FMV		-		-
Amortization of discount			662	662
Decreases:				
Reclassifications to FDIC receivable:				
Net loan charge-offs and recoveries		(4,929)		(4,929)
OREO sales		(4,210)		(4,210)
Reimbursements requested from FDIC		-		-
Reforecasted Change in Anticipated Expected Losses		(6,759)	6,759	-
December 31, 2009	88,943	71,090	5,017	76,107
Increases:				
Writedown of OREO property to FMV		2,422		2,422
Decreases:				
Net accretion of premium			(3,165)	(3,165)
Reclassifications to FDIC receivable:				
Net loan charge-offs and recoveries		(6,817)		(6,817)
OREO sales		(7,086)		(7,086)
Reimbursements requested from FDIC		(3,092)		(3,092)
Reforecasted Change in Anticipated Expected Losses		(19,517)	19,517	-
December 31, 2010	$ 46,250	$ 37,000	$ 21,369	$ 58,369

Note 6. Premises and Equipment

A summary of the bank premises and equipment is as follows:

(dollars in thousands)	December 31	
	2010	2009
Land	$ 11,108	$ 11,108
Land improvements and buildings	23,649	23,398
Leasehold improvements	54	54
Furniture and equipment	5,259	4,790
Construction in progress	45	269

Total	40,115	39,619
Less accumulated depreciation and amortization	(4,528)	(2,514)
Bank premises and equipment, net	$ 35,587	$ 37,105

Depreciation expense for the year ended December 31, 2010, 2009, and 2008 amounted to $2,009,000, $1,986,000 and $640,000, respectively.

Note 7. Mergers and Acquisitions

In relation to the mergers with TFC and BOE on May 31, 2008, which is further described in Note 1, the Company followed the acquisition method of accounting as outlined in ASC 805, *Business Combinations*. Under ASC 805, the Company is required to implement purchase accounting rules, where the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Management relied on external analysis by appraisers in determining the fair value of the assets acquired and liabilities assumed. Based on that appraisal, the following table provides the calculation and allocation of the purchase price used in the financial statements:

	BOE	TFC
	(Dollars in thousands)	
Value of shares issues ($7.42 per share)	$ 51,624	$ 48,563
Value of stock options issued	997	1,207
Merger related costs	1,928	2,068
Purchase price	54,549	51,838
Book value of net assets acquired	29,604	29,052
Excess of purchase over book value of net assets	$ 29,945	$ 22,786
Allocation of excess purchase price:		
Core deposit intangible	$ 9,643	$ 5,309
Fair value adjustments:		
Loans	656	1,423
Investment securities	2	—
Bank premises	2,684	675
Time deposits	(992)	(1,954)
Deferred taxes	(4,738)	(2,653)
Goodwill	17,690	19,986
	$ 24,945	$ 22,786
Fair value of assets acquired		
Cash and cash equivalents	$ 5,784	$ 4,232
Investment securities	57,021	11,285
Loans	234,715	243,303
Bank premises and equipment	13,296	8,770
Bank owned life insurance	6,158	—
Core deposit intangibles	9,643	5,309
Goodwill	17,690	19,986
Fair value of assets acquired	$344,307	$292,885
Fair value of liabilities assumed		
Deposits	$257,374	$234,088
FHLB advances	17,900	—
Trust preferred capital notes	4,124	—
Other	9,699	6,160
Fair value of liabilities assumed	$289,097	$240,248
Net assets acquired, at fair value	$ 55,210	$ 52,637

The merger transaction was accounted for under the purchase method of accounting and is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in $37.7 million of estimated goodwill and $15.0 million of core deposit intangible assets. The estimated goodwill is subject to possible adjustments during the one year period from the date of the merger. See Note 8 for further discussion regarding subsequent valuation of goodwill. The core deposit intangible asset was based on an independent valuation and will be amortized over the estimated life of the core deposits ranging from 2.6 to nine years. There were no funds borrowed by the Company to finance these mergers.

The Company analyzed the effect of canceling certain contracts between the Bank and their vendors in order to produce efficiencies from the merger. Data processing, ATM network, and employment contracts were cancelled for a total expense of $2.8 million affecting the amount of goodwill associated with the merger.

The Company's consolidated financial statements include the results of operations of the Bank only from the date of acquisition. A pro forma condensed consolidated income statement for the year ended December 31, 2008, is shown as if the merger occurred at the beginning of the year as follows:

Pro forma information	2008 (Dollars in thousands, except per share data)
Interest income	$ 38,221
Interest expense	(15,622)
Net interest income	22,599
Provision for loan losses	(4,120)
Other income	3,063
Other expenses	(25,740)
Income tax expense	(40)
Discontinued operations	—
Net (loss) income	$ (4,238)
Earnings per share	$ (0.19)

Acquisition of Georgia Operations

On November 21, 2008, the Bank acquired limited assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank ("TCB"), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation ("FDIC"), as Receiver for The Community Bank and the Bank. Management evaluated the applicability of FASB ASC 805, *Business Combinations* in determining the accounting for this transaction. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net liabilities assumed did not meet the definition of a "Business" as required by these authoritative standards. Accordingly, the transaction was accounted for as an asset purchase.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619.0 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on the core deposits amounting to approximately $3.2 million. All deposits insured prior to the closing of the transaction maintained their current insurance coverage.

Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired substantially all assets and assumed all deposit and certain other liabilities relating to seven former branch offices of Suburban Federal Savings Bank (SFSB), Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB and the Bank.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $362 million in loans (based on contract value) and other assets. The Bank bid a negative $45 million for the net assets acquired.

The Bank has entered into shared-loss agreements with the FDIC with respect to certain covered assets acquired. See Notes 4 and 5 for additional information related to certain assets covered under the FDIC shared-loss agreements.

In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in ASC 805. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed. The following table provides the allocation of the negative bid in the financial statements, based on those analyses (dollars in thousands):

Negative bid on SFSB transaction	$ 45,000
Adjustments to assets acquired and liabilities assumed:	
Fair value adjustments:	
Loans	(102,011)
Foreclosed real estate	(10,428)
FDIC indemnification	84,584
Deposits	(1,455)
Core deposit intangible	2,158
Other adjustments	2,407
Net assets acquired, pre-tax	20,255
Deferred tax liability	(6,886)
Net assets acquired, net of tax	$ 13,369
Fair value of assets acquired	
Cash and cash equivalents	$ 54,717
Investment securities	4,954
Loans receivable	198,253
Foreclosed real estate	9,416
FDIC indemnification asset	84,584
Other assets	10,369
Fair value of assets acquired	$ 362,293
Fair value of liabilities assumed	
Deposits	$ 302,756
FHLB advances	37,525
Deferred taxes	6,886
Other liabilities	1,757
Fair value of liabilities assumed	$ 348,924
Net assets acquired at fair value	$ 13,369

As a result of the acquisition of the operations of SFSB, the Company recorded a gain of $20.3 million in the first quarter of 2009 represented by net assets acquired, pre-tax.

The Company engaged two external firms to assess credit quality and fair market value of the loan portfolio. An external firm reviewed the entire portfolio and classified each of the loans into several homogenous pools of credit risk and levels of impairment. An external firm specializing in fair market valuations then used the credit review results to determine the current fair market as defined in ASC 820, *Fair Value Measurements and Disclosures*. The fair value assessment was based on several measures, including asset quality, contractual interest rates, current market interest rates, and other underlying factors and the analysis divided the portfolio into the following segments:

- Acquisition, development, and construction loans
- Residential first mortgage loans
- Consumer real estate loans
- Commercial real estate loans

The following three general approaches were used in the valuation analyses – the asset-based approach, the market approach, and the income approach.

Certificate of deposits (CDs) and the core deposit intangible (premium paid to acquire the core deposits of SFSB) were marked to market using a third-party analysis of cash flow, interest rate, maturity dates or weighted average life, balances, attrition rates, and current market rates.

The Company reviewed certain contracts between SFSB and its vendors in order to identify any efficiencies from the merger through contract cancellation. The costs of cancelling certain contracts were not material enough to change the amount of the gain recorded.

Supplemental pro forma information reflecting the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination had occurred at the beginning of the annual reporting period, and similar comparative information for the prior year, has not been disclosed. Management has determined that it is impracticable to provide this information due to a lack of reliability of financial information produced by SFSB prior to the acquisition and the costs that would be incurred to reproduce the information with an appropriate level of reliability.

Note 8. Goodwill and Other Intangibles

The Company follows FASB ASC 350 *Intangibles – Goodwill and Other*, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Provisions within ASC 350 discontinue any amortization of goodwill and intangible assets with indefinite lives, and require at least an annual impairment review or more often if certain impairment conditions exist. With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded. Goodwill was initially assessed for potential impairment as of May 31, 2009, the anniversary date of the mergers, and again in December 2009, in order to coincide the assessment with the Company's fiscal year end, both resulting in impairment charges totaling $31.9 million. Economic conditions, evidenced by the significant loan loss provision taken during the second quarter, warranted an impairment evaluation of goodwill that resulted in $5.7 million in impairment charges for the year ended December 31, 2010.

Since the mergers in 2008, there has been further decline in economic conditions, which has significantly affected the banking sector and the Company's financial condition and results. The Company's average closing stock price by fiscal quarter since the merger was as follows:

	2010	2009	2008
1st Quarter	$3.01	$ 3.28	$ —
2nd Quarter	$2.67	$ 3.67	$ 6.64
3rd Quarter	$1.54	$ 3.41	$ 4.36
4th Quarter	$0.91	$ 3.04	$ 3.31

The initial step in identifying potential impairment involves comparing the current fair value of the reporting unit to its recorded or carrying amount. If the carrying value exceeds such fair value, there is possible impairment. Next, a second step is performed to determine the amount of the impairment, if any. This step requires a determination of the implied fair value of goodwill based upon the fair value of the reporting unit and the fair value of its assets, liabilities, and identifiable intangible assets. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment charge must be recorded in an amount equal to the excess. Management retained a business valuation expert to assist in determining the level and extent to which goodwill was impaired. The

Company determined that goodwill was impaired as of May 31, 2009 and again as of December 31, 2009 and June 30, 2010 and impairment charges of $24.5 million, $7.4 million and $5.7 million were recorded as of the respective dates. Because the acquisitions were considered tax-free exchanges, the goodwill impairment charge cannot be deducted for tax purposes, and as such, an income tax benefit cannot be recorded. Due to this tax treatment, the goodwill impairment charge will be reflected as a permanent difference in the deferred tax calculation.

In determining the goodwill impairment charge, the reporting unit was defined as "Community Bankers Trust Corporation," as the Company has determined that it has no reportable segments or "components" of a segment, as defined in ASC 350 *Intangibles – Goodwill and Other*.

In the May 31, 2009 valuation, the Company used and weighted two valuation methods in determining the fair value of the reporting unit – the guideline transaction method and the discounted cash flow method. The guideline transaction method uses actual change-of-control transactions involving entities similar to the reporting unit. These transactions consist of merger and acquisition transactions involving financial institutions, and the Company derived the fair value of the reporting unit based on the price/tangible book value multiples and core deposit premiums reported in these transactions. The Company used this method as it reflects the guidance in ASC 350 that fair value refers to "the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the valuation date" (ASC 350-20-35-22; formerly SFAS 142, paragraph 23).

The discounted cash flow analysis relies upon a projection of future cash flows, the present value of which represents the value of the reporting unit. Management supplied projections of the reporting unit's future balance sheets and income statements, which were used in the analysis. Under the discounted cash flow method, the value of the reporting unit is the sum of the distributable cash flows generated by the reporting unit and a terminal value at the end of the projection period representing the value of all future cash flows. The Company used the discounted cash flow method because market participants commonly use discounted cash flow analyses in acquisitions of financial institutions, as the value of an enterprise is equal to its future cash flows. In addition, ASC 820 describes the use of discounted cash flow techniques for fair value measurements (see ASC 820-10-55-4 to ASC 820-10-55-20).

In the December 31, 2009 and June 30, 2010 valuations, the Company again used and weighted the guideline transaction method and the discounted cash flow method in determining the fair value of the reporting unit. The Company also used an additional method, the transaction value method. The transaction value method relies upon the market capitalization of the Company's common stock as of December 31, 2009, plus a control premium to derive the value of a controlling interest in the reporting unit. The use of a control premium is consistent with ASC 350, which notes that the market capitalization of a company may not necessarily represent the fair value of the reporting unit (ASC 350-20-35-22).

The Company then compared the conclusion of value indicated by the preceding valuation methods to the Company's market capitalization and the valuation multiples for a group of comparable publicly traded banks to the Company.

May 31, 2009 Valuation

In determining a conclusion of value for the reporting unit, the guideline transactions method received two-thirds of the total weight (split equally between the indications of value based on tangible book value and core deposits), and the discounted cash flow method received one-third of the total weighting. This weighting methodology reflects that actual transactions involving enterprises with similar characteristics to the subject reporting unit provide the most meaningful indication of value. The Company weighted the discounted cash flow method as it is commonly employed in the financial services industry and represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the two valuation methods used are as follows:

- The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit's tangible book value and core deposits at May 31, 2009 and (b) multiples of tangible book value and core deposits derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between June 1, 2008 and May 31, 2009 involving banks located nationwide with assets greater than $250 million and (b) transactions announced between June 1, 2008 and May 31, 2009 involving banks and thrifts located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by a like amount. A change in the core deposit premium by 10% would affect the value by approximately 2%.

- The discounted cash flow method relies upon a projection of the reporting unit's future financial performance, including assumptions as to its future balance sheet growth, asset composition, funding mix, asset quality, capital levels, net interest income, non-interest income, non-interest expenses, loan loss provision, income taxes, and distributable cash flows. In addition, the discounted cash flow method requires a terminal value, which reflects the value of the reporting unit after the end of the finite forecast period. The terminal value is a function of the reporting unit's projected 2013 net income and tangible book value, and multiples of net income and tangible book value. The Company then discounts the projected future cash flows and terminal value to the present at a discount rate derived from marketplace assumptions as to returns demanded on equity investments.
- Particularly significant assumptions in the discounted cash flow method include (a) the reporting unit's future net income and distributable cash flows, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

December 31, 2009 Valuation

In determining a conclusion of value for the reporting unit, the guideline transactions method received 25% of the total weight (placed on tangible book value), the transaction value method received 25%, and the discounted cash flow method received 50% of the total weighting. This weighting methodology reflected equal consideration of the transaction value and guideline transactions methods, which are market approaches that rely on transactions in the Company's stock and comparable banks acquired in recent acquisitions, and the discounted cash flow method, which represents a value based on the future cash flows generated by the reporting unit. Less weight was placed on the guideline transactions method in the December valuation, as compared to the May valuation, because fewer comparable transactions occurred in the period preceding the December valuation.

The material assumptions used and the sensitivity in them for the three valuation methods used are as follows:

- The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit's tangible book value at December 31, 2009 and (b) multiples of tangible book value derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between September 30, 2008 and December 31, 2009 involving target banks located nationwide with assets between $250 million and $5 billion and (b) transactions announced between September 30, 2008 and December 31, 2009 involving target banks located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by approximately 10%.
- The transaction value method derived the fair value of the reporting unit using (a) the Company's closing price per share at December 31, 2009, (b) the number of common shares outstanding, and (c) a control premium. The control premium was estimated based upon an analysis of implied control premiums for bank transactions announced in 2009 and also over a longer time period from year-end 2005 through 2009. A change in the control premium applied by 10% would affect the value by approximately 2%.
- The discounted cash flow method was prepared in a manner consistent with the May 31, 2009 analysis and includes assumptions as to (a) the reporting unit's future income statements and balance sheets, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

June 30, 2010 Valuation

In determining a conclusion of value for the reporting unit, the guideline transactions method received 25% of the total weight (placed on tangible book value), the transaction value method received 25%, and the discounted cash flow method received 50%. This weighting methodology reflected equal consideration of the transaction value and guideline transactions methods, which are market approaches that rely on transactions in the Company's stock and comparable banks acquired in recent acquisitions, and the discounted cash flow method, which represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the three valuation methods used are as follows:

- The guideline transactions method derived the fair value of the reporting unit using (a) the reporting unit's tangible book value at May 31, 2010 and (b) multiples of tangible book value derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between September 30, 2008 and May 31, 2010 involving target banks located nationwide with assets between $250 million and $5 billion and

(b) transactions announced between September 30, 2008 and May 31, 2010 involving target banks located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by approximately 10%.

- The transaction value method derived the fair value of the reporting unit using (a) the Company's closing price per share at May 31, 2010, (b) the number of common shares outstanding, and (c) a control premium. The control premium was estimated based upon an analysis of implied control premiums for bank transactions announced in 2010 and also over a longer time period from year-end 2005 through 2010. A change in the control premium applied by 10% would affect the value by approximately 2%.

- The discounted cash flow method was prepared in a manner consistent with the May 31, 2009 (as discussed in the Company's Annual Report on Form 10-K for the period ended December 31, 2009) analysis and includes assumptions as to (a) the reporting unit's future income statements and balance sheets, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

Core deposit intangible assets are amortized over the period of expected benefit, ranging from 2.6 to 9 years. Core deposit intangibles are recognized, amortized and evaluated for impairment as required by *ASC 350 Intangibles – Goodwill and Other*. Due to the mergers with TFC and BOE on May 31, 2008, the Company recorded approximately $15.0 million in core deposit intangible assets. Core deposit intangibles related to the Georgia and Maryland transactions equaled $3.2 million and $2.2 million, respectively, and will be amortized over approximately 9 years.

Goodwill and other intangible assets are presented in the following table (dollars in thousands):

	Goodwill	Core deposit intangibles
Balance, May 31, 2008	$ —	$ —
Acquisition of TFC	19,986	5,308
Acquisition of BOE	17,690	9,643
Acquisition of TCB	—	3,181
Amortization	—	(969)
Balance, December 31, 2008	$ 37,676	$ 17,163
Acquisition of SFSB	—	2,158
Amortization	—	(2,241)
Impairment charge to earnings	(31,949)	—
Balance, December 31, 2009	$ 5,727	$ 17,080
Amortization	—	(2,261)
Impairment charge to earnings	(5,727)	—
Balance, December 31, 2010	$ —	$ 14,819

Note 9. Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, trading securities and derivatives, if present, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value each reporting period. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

The Company utilizes a third party vendor to provide fair value data for purposes of determining the fair value of its securities available for sale portfolio. The third party vendor uses a reputable pricing company for security market data. The third party vendor has controls and edits in place for month-to month market checks and zero pricing and an AICPA Statement on Auditing Standard Number 70 (SAS 70) report is obtained from the third party vendor on an annual basis. The Company makes no adjustments to the pricing service data received for its securities available for sale.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Impaired Loans

The Company does not record unimpaired loans held for investment at fair value each reporting period. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the impairment in accordance with FASB ASC 310, *Receivables*. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, and liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosure*, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. The Bank frequently obtains appraisals prepared by external professional appraisers for classified loans greater than $250,000 when the most recent appraisal is greater than 12 months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral's location being other determinants. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

The Bank may also identify collateral deterioration based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank's collateral or where the collateral is located. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. In instances where an appraisal received subsequent to an internally prepared estimate reflects a higher collateral value, management does not revise the carrying amount.

Reviews of classified loans are performed by management on a quarterly basis. At December 31, 2010, substantially all of the impaired loans were evaluated based on the fair value of the collateral.

Other real estate owned (OREO) – non covered

Other real estate owned (OREO) – non covered assets are adjusted to fair value upon transfer of the loans to OREO assets. Subsequently, OREO assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Other real estate owned (OREO) – covered by FDIC shared-loss agreement

Other real estate owned (OREO), covered by FDIC shared-loss agreement (covered) is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, it is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Goodwill

See note 8 for a description of the valuation methodologies for goodwill.

Assets and Liabilities recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

(in thousands)	December 31, 2010			
	Total	Level 1	Level 2	Level 3
U.S. Treasury issue and other U.S. Government agencies	$ 89,574	$ 3,254	$ 86,320	$ —
State, county and municipal	70,335	—	70,335	—
Corporate and other securities	3,573	—	3,573	—
Mortgage backed securities	52,078	—	52,078	—
Financial securities	—	—	—	
Total securities available for sale	215,560	3,254	212,306	—
Total assets at fair value	$ 215,560	$ 3,254	$ 212,306	$ —
Total liabilities at fair value	$ —	$ —	$ —	$ —

(in thousands)	December 31, 2009			
	Total	Level 1	Level 2	Level 3
U.S. Treasury issue and other U.S. Government agencies	$ 17,826	$ 5,137	$ 12,689	$ —
State, county and municipal	106,138	12,074	94,064	—
Corporate and other securities	1,604	—	1,604	—
Mortgage backed securities	53,004	—	53,004	—
Financial securities	868	868	—	
Total securities available for sale	179,440	18,079	161,361	—
Total assets at fair value	$ 179,440	$ 18,079	$ 161,361	$ —
Total liabilities at fair value	$ —	$ —	$ —	$ —

State, county and municipal securities in the amount of $8.1 million transferred from level 1 at December 31, 2009 to level 2 at December 31, 2010. These securities were purchased at year end 2009, and were therefore deemed to be valued at quoted prices for identical instruments traded in active markets. At December 31, 2010, these securities were valued based on quoted prices for similar instruments, since identical instruments were no longer available in active markets.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Impaired loans, non-covered	$ 14,083	$ —	$ 8,741	$ 5,342
Other real estate owned (OREO), non-covered	5,928	—	—	5,928
Other real estate owned (OREO), covered	9,889	—	1,060	8,829
Total assets at fair value	$ 29,900	$ —	$ 9,801	$ 20,099
Total liabilities at fair value	$ —	$ —	$ —	$ —

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Impaired loans, non-covered	$ 24,568	$ —	$ 22,714	$ 1,854
Other real estate owned (OREO), non-covered	1,586	—	1,586	—
Other real estate owned (OREO), covered	12,822	—	3,909	8,913
Goodwill	5,727	—	—	5,727
Total assets at fair value	$ 44,703	$ —	$ 28,209	$ 16,494
Total liabilities at fair value	$ —	$ —	$ —	$ —

Note 10. Deposits

Interest bearing deposits by type	As of December 31	
	2010	2009
NOW	$106,248	$ 94,711
MMDA	127,594	113,071
Savings	64,121	58,373
Time deposits less than $100,000	367,333	423,902
Time deposits $100,000 and over	234,070	279,147
Total interest-bearing deposits	$899,366	$969,204

The scheduled maturities of time deposits at December 31, 2010 (dollars in thousands) are as follows:

2011	$ 430,855
2012	99,281
2013	40,931
2014	8,773
2015	21,563
Total	$ 601,403

Note 11. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, follows (dollars in thousands):

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 8,929	$ 6,040
Deferred compensation	542	423
Nonaccrual loan interest	1,569	1,009
Accrued pension	363	390
FAS 158 adjustment pension	—	539
Stock based compensation	70	70
Net operating loss carryforward	3,433	2,856
Alternative minimum tax credit	527	444
Unrealized loss on available for sale securities	29	—
Other	213	182
	$ 15,675	$ 11,953
Deferred tax liabilities:		
Depreciation	47	312
Purchase accounting adjustment	6,265	11,404
Unrealized gain on available for sale securities	—	997
Other	46	49
	$ 6,358	$ 12,762
Net deferred tax asset (liability)	$ 9,317	$ (809)

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with ASC 740.

The Company has evaluated the need for a deferred tax valuation allowance for the year ended December 31, 2010 in accordance with ASC 740, *Income Taxes.* Based on a three year income projection of taxable income and a tax strategies which would result in potential securities gains and the effects of off-setting deferred tax liabilities, the Company believes that it is more likely than not that the deferred tax assets are realizable. Therefore, no allowance is required. All years from 2006 through 2010 are subject to audit by taxing authorities. As of December 31, 2010, 2009 and 2008 the Company had $10.097 million, $8.673 million and $8.661 million, respectively of net operating losses which expire in 2021 through 2025.

Allocation of the income tax expense between current and deferred portions is as follows (dollars in thousands):

	2010	2009	2008
Current tax provision	$ 195	$ 68	$ 243
Deferred tax expense (benefit)	(9,637)	336	(110)
	$ (9,442)	$ 404	$ 133

The following is a reconciliation of the expected income tax expense with the reported expense for each year:

	2010	2009	2008
Statutory federal income tax rate	34.0%	34.0%	34.0%
(Reduction) Increase in taxes resulting from:			
Municipal interest	3.5	3.3	(21.0)
Bank owned life insurance income	0.3	0.3	(4.1)
Nondeductible bonuses	—	(2.9)	—
Goodwill impairment	(6.4)	(36.9)	—
Other, net	(0.4)	0.7	0.9
	31.0%	(1.5)%	9.8%

Note 12. Borrowings

The Company uses borrowings in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term and long-term nature. Short-term funding includes overnight borrowings from correspondent banks. Long-term borrowings are obtained through the Federal Home Loan Bank (FHLB) of Atlanta. As of December 31, 2010, the Company had 1-4 family mortgages in the amount of $189.5 million pledged as collateral to the FHLB for a total borrowing capacity of $131.3 million. The following information is provided for borrowings balances, rates, and maturities (dollars in thousands):

	As of December 31	
	2010	2009
Short-term:		
Fed Funds purchased	$ —	$ 8,999
Maximum month-end outstanding balance	$ 6,000	$ 8,999
Average outstanding balance during the year	$ 548	$ 971
Average interest rate during the year	0.56%	0.82%
Average interest rate at end of year	—	0.60%
Long-term:		
Federal Home Loan Bank advances	$ 37,000	$ 37,000
Maximum month-end outstanding balance	$ 41,000	$ 74,900
Average outstanding balance during the year	$ 37,351	$ 38,904
Average interest rate during the year	3.23%	3.23%
Average interest rate at end of year	3.21%	3.21%

Maturities of fixed rate long-term debt at December 31, 2010 are as follows (dollars in thousands):

2011	$ —
2012	22,000
2013	10,000
2014	—
2015	5,000
Thereafter	—
Total	$37,000

The Company has unsecured lines of credit with correspondent banks available for overnight borrowing totaling approximately $26 million.

Note 13. Employee Benefit Plans

The Company adopted the Bank of Essex noncontributory, defined benefit pension plan for all full-time pre-merger Bank of Essex employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. The Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The Company has frozen the plan benefits for all the Defined Benefit Plan participants effective December 31, 2010, resulting in a curtailment gain included in pension expense of $210,000 in 2010.

The following table provides a reconciliation of the changes in the plan's benefit obligations and fair value of assets for the year ended December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 6,122	5,439
Service cost	369	367
Interest cost	364	324
Actuarial gain/(loss)	842	186
Benefits paid	(459)	(194)
Decrease in obligation due to curtailment	(2,455)	—
Benefit obligation, ending	$ 4,783	6,122
Change in Plan Assets		
Fair value of plan assets, beginning of year	$ 3,394	2,550
Actual return on plan assets	407	773
Employer contributions	379	265
Benefits paid	(459)	(194)
Fair value of plan assets, ending	$ 3,721	3,394
Funded Status	$ (1,062)	(2,728)
Amounts Recognized in the Balance Sheet		
Other assets	$ —	—
Other liabilities	1,062	2,728
Amounts Recognized in Accumulated Other Comprehensive Income		
Net loss	$ —	1,585
Prior service cost	—	6
Net obligation at transition	—	(6)
Deferred tax	—	(539)
Other	—	64
Total amount recognized	$ —	1,110

The accumulated benefit obligation for the defined benefit pension plan at December 31, 2010 and 2009 was $4,784 million and $4,218 million, respectively.

The following table provides the components of net periodic benefit cost for the plan for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Components of Net Periodic Benefit Cost			
Service cost	$ 369	$ 367	$ 218
Interest cost	364	324	180
Expected return on plan assets	(282)	(211)	(187)
Amortization of prior service cost	6	3	2
Amortization of net obligation at transition	(6)	(3)	(2)
Recognized net (gain)/loss due to curtailment	(210)	—	—
Recognized net actuarial loss	58	88	10
Net periodic benefit cost	$ 299	$ 568	$ 221
Total recognized in net periodic benefit cost and accumulated other comprehensive (loss)	$(1,286)	$ 103	$(1,204)

The weighted-average assumptions used in the measurement of the Company's benefit obligation and net periodic benefit cost are shown in the following table:

	2010	2009	2008
Discount rate	5.50%	6.00%	6.00%
Expected return on plan assets	8.00%	8.00%	8.50%
Rate of compensation	n/a	4.00%	4.00%

Other changes in plan assets and benefit obligations recognized in other comprehensive income during 2010 are as follows (dollars in thousands):

Net (gain)/loss	$(1,584)
Prior service cost	(6)
Net obligation at transition	6
Total amount recognized	$(1,584)

As a result of the plan curtailment, there are no amounts remaining in accumulated other comprehensive income to be amortized. No determination has been made and the Company has not determined the financial impact of the termination of the plan.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at December 31 by asset category are as follows:

Asset Category	2010	2009
Mutual funds — fixed income	37.00%	37.00%
Mutual funds — equity	63.00%	62.00%
Cash and equivalents	0.00%	1.00%
Total	100.00%	100.00%

The fair value of plan assets is measured based on the fair value hierarchy as discussed in Note 7, "Fair Value Measurements" to the Consolidated Financial Statements. The valuations are based on third party data received as of the balance sheet date. All plan assets are considered Level 1 assets, as quoted prices exist in active markets for identical assets.

The following table presents the fair value of plan assets as of December 31, 2010 (dollars in thousands):

	Assets measured at Fair Value at December 31, 2010 (Level 1)
Cash	$ 5
Mutual funds:	
Fixed income funds	1,390
International funds	416
Large cap funds	629
Mid cap funds	410
Small cap funds	180
Stock fund	319
Venture fund	274
Index fund	98
	$ 3,721

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

Estimated future contributions and benefit payments, which reflect expected future service, as appropriate, are as follows (dollars in thousands):

Expected Employer Contributions	
2011	$ 105
Expected Benefit Payments	
2011	114
2012	150
2013	150
2014	168
2015	209
2016-2020	1,309

401(k) Plan

The Company adopted the 401(k) Plans that previously existed with both TFC and BOE prior to the merger. Under the BOE 401(k) Plan, employees have a contributory 401(k) profit sharing plan which covers substantially all employees. The employee may contribute up to 100% of compensation, subject to statutory limitations. The Company matches 50% of employee contributions up to 4% of compensation. The plan also provides for an additional discretionary contribution to be made by the Company as determined each year. Any employees that started with the Company after the merger, and meet the service requirements, would be included in the BOE 401(k) Plan.

Under the TFC 401(k) Plan, employees have a contributory 401(k) profit share plan which covers substantially all employees. The employee may contribute up to 100% of compensation, subject to statutory limitations. The Company matches 100% of employee contributions on the first 3% of compensation, then the Company matches 50% of employee contributions on the next 2% of compensation. The plan also provides for additional discretionary contributions to be made by the Company as determined each year.

The Company combined the BOE 401(k) plan and the TFC 401(k) plan into the Essex Bank 401(k) plan effective October 1, 2010. The employee may contribute up to 100% of compensation, subject to statutory limitations. The Company matches 100% of employee contributions on the first 3% of compensation, then the Company matches 50% of employee contributions on the next 2% of compensation.

The amounts charged to expense under these plans for the years ended December 31, 2010, 2009 and 2008 were $489,000, $510,000, and $201,000 respectively.

Deferred Compensation Agreements

The Company has deferred compensation agreements with certain key employees and the Board of Directors. The retirement benefits to be provided are fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to $218,000, $208,000, and $150,000 for the years ended December 31, 2010, 2009 and 2008, respectively. These contracts are funded by life insurance policies.

Note 14. Stock Option Plans and Warrants

2009 Stock Option Plan

In 2009, the company adopted the Community Bankers Trust Corporation 2009 Stock Incentive Plan (the Plan). The purpose of the Plan is to further the long-term stability and financial success of the Company by attracting and retaining employees and directors through the use of stock incentives and other rights that promote and recognize the financial success and growth of the Company. The Company believes that ownership of company stock will stimulate the efforts of such employees and directors by further aligning their interests with the interest of the Company's stockholders. The Plan is to be used to grant restricted stock awards, stock options in the form of incentive stock options and non-statutory stock options, stock appreciation rights and other stock-based awards to employees and directors of the Company for up to 2,650,000 shares of common stock. No more than 1,500,000 shares may be issued in connection with the exercise of incentive stock options. Annual grants of stock options are limited to 500,000 shares for each participant.

The exercise price of an incentive stock option cannot be not less than 100% of the fair market value of such shares on the date of grant, provided that if the participant owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of an incentive stock option shall not be less than 110% of the fair market value of such shares on the date of grant. The exercise price of non-statutory stock option awards cannot be less than 100% of the fair market value of such shares on the date of grant. The option exercise price may be paid in cash or with shares of common stock, or a combination of cash and common stock, if permitted under the participant's option agreement. The Plan will expire on June 17, 2019, unless terminated sooner by the Board of Directors.

The fair value of each option granted is estimated on the date of grant using the "Black Scholes Option Pricing" method with the following assumptions for the year ended December 31, 2010:

Expected volatility	50.0 %
Expected dividend	10.0 %
Expected term (years)	6.25
Risk free rate	2.55 %

The expected volatility is an estimate of the volatility of the Company's share price based on historical performance. The risk free interest rates for periods within the contractual life of the awards are based on the U. S. Treasury 6 1/4 year Zero Coupon implied yield at the time of the grant. The expected life is based on the simplified method as provided by the Securities and Exchange Commission Staff Accounting Bulletin No 110 (SAB 110). In accordance with SAB 110, the Company has chosen to use the simplified method, as this is the first plan issued by the Company as Community Bankers Trust Corporation; and therefore, no historical exercise data exists. The dividend yield assumption is based on the Company history and expectation of dividend payouts over the life of the options.

A summary of the options outstanding at December 31, 2010 is shown in the following table. There were no options issued during 2009:

	2010	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	-	$ -
Granted	205,000	2.78
Forfeited	(50,500)	2.78
Exercised	-	2.78
Expired	-	2.78
Outstanding at end of the period	154,500	$ 2.78
Options exercisable at end of period	-	$ 2.78
Weighted-average fair value per option of options granted during the year	$ .52	
Weighted-average remaining contracted life for outstanding and exercisable shares at December 31, 2010.	113 months	

There was no total intrinsic value of the options outstanding and exercisable as December 31, 2010. As of December 31, 2010, compensation expense recognized was $12,000 and the unrecognized compensation expense related to non-vested options was $69,000.

The following table summarizes non-vested options outstanding at December 31, 2010:

	2010	
	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested at January 1	—	$ —
Granted	205,000	2.78
Less: Vested	—	—
Forfeited	50,500	2.78
Non-vested at December 31, 2010	154,500	$ 2.78

TFC and BOE Stock Option Plans

Prior to the mergers, both TFC and BOE maintained stock option plans as incentives for certain officers and directors. During 2007, TFC replaced its stock option plan with an equity compensation plan that issued restricted stock awards. Under the terms of these plans, all options and awards were fully vested and exercisable, and any unrecognized compensation expenses were accelerated. Due to the mergers on May 31, 2008, these plans were terminated and the Company issued replacement options amounting to 332,351 and 161,426 to former employees of TFC and BOE, which represented exchange rates of 1.42 and 5.7278, respectively.

The options were valued at $1.488 million using the Black-Shoals model at the time of acquisition of TFC and BOE by the Company. The options were considered part of the acquisition price and, therefore, were not expensed by the Company. Assumptions were for a discount rate of 4.06% and 25% volatility with a remaining term of 4.83 years for TFC options and 5.25 years for BOE options.

A summary of the status of the stock plans follows:

	2010		2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	486,763	$ 5.96	493,777	$ 5.95	493,777	$ 5.95
Granted	—	—	—	—	—	—
Forfeited	262,257	$ 6.70	7,014	$ 5.3	—	—
Exercised	—	—	—	—	—	—
Outstanding at end of the period	224,506	$ 5.09	486,763	$ 5.96	493,777	$ 5.95
Options exercisable at end of period	224,506	$ 5.09	486,763	$ 5.96	493,777	$ 5.95
Weighted-average remaining contractual life of outstanding and exercisable shares at December 31, 2010, 2009 and 2008.	28 months		37 months		52 months	
Aggregate intrinsic value	$ —		$ 32,100		$ 24,000	

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by option holders had all option holders exercised their options on December 31, 2009 and 2008. This amount changes with changes in the market value of the Company's stock.

On June 8, 2006, the Company sold 7,500,000 units ("Units") in the Offering. Each Unit consists of one share of the Company's common stock, $0.01 par value, and one Redeemable Common Stock Purchase Warrant ("Warrant"). Each Warrant entitles the holder to purchase one share of common stock from the Company at an exercise price of $5.00 commencing on the completion of a Business Combination and expiring five years from the date of the Offering. The Warrants are redeemable by the Company at a price of $0.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of the redemption is given.

In addition, the Company sold an option to purchase an aggregate of up to 525,000 units for $100, to I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc. or their designees, the representatives of the underwriters (the "Underwriters"). The units issuable upon exercise of this option are identical to those offered in the Initial Public Offering, except that each of the warrants underlying this option entitles the holder to purchase one share of common stock at a price of $7.50. This option is exercisable at $10.00 per unit commencing on the later of the consummation of a Business Combination or one year from the date of the Offering. This option expires June 4, 2011. In lieu of the payment of the exercise price, this option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of this option. This option may only be exercised or converted by the option holder and cannot be redeemed by the Company for cash.

On November 20, 2008, the Company approved a buyback program with respect to the repurchase of up to $2.0 million of the Company's outstanding warrants, authorizing the Company to purchase the warrants during a period of up to one year. The Company has repurchased 3.8 million warrants for $2.1 million, or $0.55 per warrant. The amount of repurchases in excess of the $2.0 million was ratified by the Company's board of directors in 2009.

Note 15. Earnings Per Common Share

Basic (loss) earnings per share ("EPS") is computed by dividing net income or loss available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, including the effect of all potentially dilutive potential common shares outstanding attributable to stock instruments.

(dollars and shares in thousands, except per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the Twelve Months ended December 31, 2010			
Basic EPS	$ (22,071)	21,468	$ (1.03)
Effect of dilutive stock awards and options		—	—
Diluted EPS	$ (22,071)	21,468	$ (1.03)
For the Twelve Months ended December 31, 2009			
Basic EPS	$ (30,312)	21,468	$ (1.41)
Effect of dilutive stock awards and options		—	—
Diluted EPS	$ (30,312)	21,468	$ (1.41)
For the Twelve Months ended December 31, 2008			
Basic EPS	$ 1,223	16,430	$ 0.07
Effect of dilutive stock awards and options		1,088	—
Diluted EPS	$ 1,223	17,518	$ 0.07

Excluded from the computation of diluted earnings per share were approximately 5.0 million, 5.2 million and 8.9 million of awards, options or warrants, during 2010, 2009 and 2008, respectively, because their inclusion would be antidilutive.

Note 16. Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its executive officers, directors, and their affiliates. All such loans are made on substantially the same terms as those prevailing at the time for comparable loans to unrelated persons.

With the merger of the entities on May 31, 2008, a new Corporate directorate and Executive officer staff was named for Community Bankers Trust Corporation. Various directors and executive officers had loans outstanding with their respective Bank's prior to the merger. The table below depicts both direct and indirect loans assumed by the new entity as well as advances and repayments subsequent to May 31, 2008 (dollars in thousands).

	2010	2009
Balance, beginning of year	$ 7,220	$ 4,678
Principal additions	786	3,480
Repayments and reclassifications	(4,221)	(938)
Balance, end of year	$ 3,785	$ 7,220

Indirect loans assumed at the merger equaled $1.118 million of the amount stated above, and $1.872 million and $3.786 million of the balance at year-end 2010 and 2009, respectively.

Note 17. Commitments and Contingent Liabilities

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated financial statements. The Bank does not anticipate losses as a result of these transactions. See Note 20 with respect to financial instruments with off-balance-sheet risk.

The following table presents the Company's contractual obligations and scheduled payment amounts due at the various intervals over the next five years and beyond as of December 31, 2010 (dollar in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Trust preferred debt	$ 4,124	$ —	$ —	$ —	$ 4,124
Federal Home Loan Bank advances	37,000	—	32,000	5,000	—
Operating leases	6,846	630	1,034	443	4,739
Total contractual obligations	$ 47,970	$ 630	$ 33,034	$ 5,443	$ 8,863

In February 2010, the Company's Board of Directors approved two transaction-based bonus awards to the officer who was the Company's then chief strategic officer. The approval of the bonus awards was made pursuant to a provision in the officer's employment agreement that provides for a cash bonus payment for financial advisory and other services that the officer renders in connection with the negotiation and consummation of a merger or other business combination involving the Company or any of its affiliates or the acquisition by the Company or any of its affiliates of a substantial portion of the assets or deposits of another financial institution. The bonus awards related to the officer's financial advisory and other services with respect to the Bank's acquisition of certain assets and assumption of all deposit liabilities of four former branch offices of TCB on November 21, 2008 and the Bank's acquisition of certain assets and assumption of all deposit liabilities of seven former branch offices of SFSB on January 30, 2009. The amounts of the bonus awards are (i) $1,169,445, calculated as 0.50% of the total amount of non-brokered deposits that the Bank assumed in the November 2008 transaction and (ii) $1,816,430, calculated as 0.50% of the total amount of loans and other assets that the Bank acquired in the January 2009 transaction. The Company believes that these bonus awards are permitted under the rules and regulations of the TARP Capital Purchase Program. In accordance with generally accepted accounting principles, the Company has reflected these bonus awards in the financial statements for the year ended December 31, 2009. The Company made payment of the entire amount of these bonus awards to the individual in six equal installments during a period from February 12, 2010 to June 30, 2010.

During the first two quarters of 2010, the Company discussed with the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions certain issues with respect to the payment of these bonus awards. These issues include the compliance of the terms and structure of the bonus awards with Federal Reserve System Regulation W and the rules and regulations of the TARP Capital Purchase Program. The Company has worked diligently to resolve these issues, but, as of March 31, 2011, these issues remain open with its regulators. The Company cannot make any assurances as to the amount of these bonus awards, if any, that will ultimately be permissible following the resolution of these issues. In addition, the Company cannot make any assurances as to any penalties that the regulatory agencies may assess if the Company is determined to have violated any of the rules and regulations described above. Such penalties may include, with respect to any Federal Reserve violations, formal or informal action directing the Company to make immediate corrections, civil penalties if it is determined that the violation was caused with intent, undertaken with reckless disregard for the Company's financial safety and soundness, or results in gain to the Company. In addition, such penalties may include, with respect to any TARP violations, civil and criminal penalties and restitution of payments paid by the Company to the officer. The Company is unable to make an estimate of the possible loss or range of loss that it may incur as a result of these issues.

Note 18. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2010 and 2009, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $0. As of December 31, 2009, the Bank has agreed not to make dividend payments to the holding company without prior regulatory approval.

Note 19. Concentration of Credit Risk

At December 31, 2010 and 2009, the Bank's loan portfolio consisted of commercial, real estate and consumer (installment) loans. Real estate secured loans represented the largest concentration at 91.23% and 90.59% of the loan portfolio for 2010 and 2009, respectively.

The Bank maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured balances were approximately $3.803 million and $8.142 million at December 31, 2010 and 2009, respectively

Note 20. Financial Instruments With Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contract amounts of the Bank's exposure to off-balance sheet risk as of December 31 are as follows (dollars in thousands):

	2010	2009
Commitments with off-balance sheet risk:		
Commitments to extend credit	$ 63,659	$ 88,668
Standby letters of credit	12,114	15,284
Total commitments with off-balance sheet risk	$ 75,773	$ 103,952

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are generally uncollateralized and usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's evaluation of the counterparty. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Note 21. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010 and 2009, that the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2010, based on regulatory guidelines, we believe that the Company is well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, CBTC and Essex Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the bank's category.

The Company's and the bank's actual capital amounts and ratios are presented in the following table.

	Actual		Required for Capital Adequacy Purposes		Required in Order to be Well Capitalized Under PCA	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2010:						
Total Capital to risk weighted assets						
CBTC consolidated	$ 99,707	15.58%	$ 51,189	8.00%	NA	NA
Essex Bank	98,700	15.49%	50,988	8.00%	63,736	10.00%
Tier 1 Capital to risk weighted assets						
CBTC consolidated	92,114	14.40%	25,594	4.00%	NA	NA
Essex Bank	91,138	14.30%	25,494	4.00%	38,241	6.00%
Tier 1 Capital to average adjusted assets						
CBTC consolidated	92,114	8.12%	45,369	4.00%	NA	NA
Essex Bank	91,138	8.04%	45,351	4.00%	56,689	5.00%
As of December 31, 2009:						
Total Capital to risk weighted assets						
CBTC consolidated	$ 116,410	16.03%	$ 46,704	8.00%	NA	NA
Essex Bank	117,008	16.15%	46,485	8.00%	58,106	10.00%
Tier 1 Capital to risk weighted assets						
CBTC consolidated	107,603	14.82%	23,352	4.00%	NA	NA
Essex Bank	108,223	14.94%	23,242	4.00%	34,864	6.00%
Tier 1 Capital to average adjusted assets						
CBTC consolidated	107,603	8.93%	48,225	4.00%	NA	NA
Essex Bank	108,223	9.01%	48,032	4.00%	60,040	5.00%

On February 11, 2009, the Company invested $50 million in the Bank which resulted in an increase in the Bank's regulatory capital.

Note 22. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB ASC 825, *Financial Instruments*, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Financial Assets

Cash and cash equivalents

The carrying amounts of cash and due from banks, interest bearing bank deposits, and federal funds sold approximate fair value.

Securities held to maturity

For securities held for investment, fair values are based on quoted market prices or dealer quotes.

Restricted securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective issuer.

Loans not covered by FDIC shared loss agreement (non-covered loans)

For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans covered by FDIC shared loss agreement (covered loans)

Fair values for covered loans are based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, term of loan and whether or not the loans are amortizing. Loans were pooled together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The discount rates used for loans are based on the rates used at acquisition (which were based on market rates for new originations of comparable loans) adjusted for any material changes in interest rates since acquisition. Increases in cash flow expectations since acquisition resulted in estimated fair value being higher than carrying value. The increase in cash flows is also reflected in a transfer from unaccretable yield to accretable yield as disclosed in Note 4.

FDIC indemnification asset

Loss sharing assets are measured separately from the related covered assets as they are not contractually embedded in the covered assets and are not transferable with the assets should the Company choose to dispose of them. Fair value is estimated using projected cash flows related to the obligations under the shared loss agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These expected reimbursements do not include reimbursable amounts related to future covered expenditures. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. A reduction in loss expectations has resulted in the estimated fair value of the FDIC indemnification asset being lower than its carrying value. This creates a premium that is amortized over the life of the asset and is reflected in Note 5.

Accrued interest receivable

The carrying amounts of accrued interest receivable approximate fair value.

Financial Liabilities

Noninterest bearing deposits

The carrying amount approximates fair value.

Interest bearing deposits

The fair value of NOW accounts, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-term borrowings

The fair values of the Company's long-term borrowings, such as FHLB advances, are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest payable

The carrying amounts of accrued interest payable approximate fair value.

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The Company's off-balance sheet commitments are funded at current market rates at the date they are drawn upon. It is management's opinion that the fair value of these commitments would approximate their carrying value, if drawn upon.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2010		December 31, 2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 33,381	$ 33,381	$ 32,235	$ 32,235
Securities available for sale	215,560	215,560	179,440	179,440
Securities held to maturity	84,771	89,026	113,165	117,008
Equity securities, restricted	7,170	7,170	8,346	8,346
Loans, non-covered	500,005	491,621	560,460	560,781
Loans, covered	114,708	139,952	150,935	150,935
FDIC indemnification asset	58,369	49,765	76,107	76,107
Accrued interest receivable	3,826	3,826	5,556	5,556
Financial liabilities:				
Noninterest bearing deposits	62,359	62,359	62,198	62,198
Interest bearing deposits	899,366	898,508	969,204	973,061
Borrowings	41,124	45,210	50,123	53,640
Accrued interest payable	1,557	1,557	2,640	2,640

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 23. Trust Preferred Capital Notes

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.124 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. The average interest rate at December 31, 2010 and 2009 was 3.34% and 3.89%, respectively. Since May 31, 2008 through December 31, 2008, the average interest rate was 6.33%. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions which began December 12, 2008. The principal asset of the Trust is $4.124 million of the Company's junior subordinated debt securities with the like maturities and like interest rates to the capital securities.

The trust preferred notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred not considered as Tier 1 capital may be included in Tier 2 capital. At December 31, 2010, all trust preferred notes were included in Tier 1 capital.

The obligations of the Company with respect to the issuance of the capital securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the capital securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

During 2010, the Company accrued and elected to defer $72,000 in total interest payments for September and December related to its trust preferred notes.

Note 24. Lease Commitments

The following table represents a summary of non-cancelable operating leases for bank premises that have initial or remaining terms in excess of one year as of December 31, 2010 are as follows (dollars in thousands):

2011	$ 630
2012	534
2013	500
2014	279
2015	164
Thereafter	4,739
Total of future payments	$6,846

Rent expense for the years ended December 31, 2010, 2009 and 2008 was $700,000, $592,000, and $240,000 respectively.

Note 25. Other Noninterest Expense

Other noninterest expense totals are presented in the following tables. Components of these expenses exceeding 1% of the aggregate of total net interest income and total noninterest income for any of the past three years is stated separately.

(dollars in thousands)	December 31		
	2010	2009	2008
Marketing & advertising expense	$ 345	$ 494	$ 308
Bank franchise tax	600	711	416
Telephone and internet line	852	886	193
Stationery, printing & supplies	832	905	222
Travel and entertainment	333	456	205
Exam and professional fees	1,032	990	403
Directors fees	498	409	365
Other expenses	2,282	1,940	1,008
Total other operating expenses	$ 6,774	$ 6,791	$ 3,120

Note 26. Parent Corporation Only Financial Statements

COMMUNITY BANKERS TRUST CORPORATION
PARENT COMPANY ONLY STATEMENT OF CONDITION
as of DECEMBER 31, 2010 and 2009
(dollars in thousands)

	2010	2009
Assets		
Cash	$ 606	$ 444
Certificates of Deposit held for investment purposes	—	250
Equity securities, restricted, at cost	—	868
Loans	—	750
Accrued int. receivable	—	18
Other assets	1,371	906
Investments in subsidiaries	109,384	132,337
Total assets	$ 111,361	$ 135,573
Liabilities		
Other liabilities	$ 110	$ 153
Balances due to Subsidiary Bank	—	194
Balances due to Non-Bank Subsidiary	4,124	4,124
Total liabilities	4,234	4,471
Stockholders' Equity		
Preferred stock (5,000,000 shares authorized, $0.01 par value) 17,680 issued and outstanding	17,680	17,680
Warrants on Preferred Stock	1,037	1,037
Discount on Preferred Stock	(660)	(854)
Common stock (200,000,000 and 50,000,000 shares authorized at December 31, 2010 and 2009, respectively, $0.01 par value) 21,468,455 shares issued and outstanding	215	215
Additional paid in capital	143,999	143,999
Retained earnings	(54,999)	(32,511)
Accumulated other comprehensive income (loss)	(145)	1,536
Total stockholders' equity	$ 107,127	$ 131,102
Total liabilities and stockholders' equity	$ 111,361	$ 135,573

COMMUNITY BANKERS TRUST CORPORATION
PARENT COMPANY ONLY STATEMENT OF INCOME (LOSS)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010, 2009 and 2008

	2010	2009	2008
Income:			
Interest and dividend income	$ 40	$ 83	$ 556
Dividends received from subsidiaries	1,500	859	—
Gains on sale of securities, net	(927)	118	—
Total income	613	1,060	556
Expenses			
Interest expense	140	162	71
Management fee paid to subsidiaries	223	540	—
Bad debt	673	—	—
Furniture and equipment expenses	—	—	6
Bank franchise taxes	226	128	159
Professional and legal expenses	190	289	434
Other operating expenses	(120)	58	517
Total expenses	1,332	1,177	1,187
Equity in income / (loss) of subsidiaries	(21,008)	(30,049)	1,987
Net income (loss) before income taxes	(21,727)	(30,166)	1,356
Income tax (expense) benefit	734	339	(133)
Net income (loss)	$ (20,993)	$ (29,827)	$ 1,223

COMMUNITY BANKERS TRUST CORPORATION
PARENT COMPANY ONLY STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010, 2009 and 2008

	2010	2009	2008
Operating activities:			
Net income / (loss)	$ (20,993)	$ (29,827)	$ 1,223
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed equity in (income) / loss of subsidiary	21,008	30,049	(1,987)
Depreciation	—	—	5
Gains (losses) on sale of investment securities	927	(118)	—
(Increase)/decrease in other assets	(833)	559	(3,702)
Decrease in other liabilities, net	(237)	(366)	(620)
Provision for loan loss	673	—	—
Net cash and cash equivalents provided by (used in) operating activities	545	297	(5,081)
Investing activities:			
Purchases of investment securities	—	(1,261)	(242)
Sale of securities	591	392	—
1Maturity of securities held in trust	—	—	58,453
Net increase in loans	—	(750)	—
Recovery of bad debt	77	—	—
Net decrease/(increase) in CDs held for investment	250	(250)	—
Capital contribution to subsidiary	—	(50,000)	—
Net cash and cash equivalents provided by (used in) investing activities	918	(51,869)	58,211
Financing activities:			
Issuance of preferred stock	—	—	17,680
Cash dividends paid, net of adjustment	(1,301)	(4,235)	(1,755)
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	—	(2,077)	(46)
Cash paid to shareholders for converted shares	—	—	(10,843)
Net cash and cash equivalents provided by (used in) financing activities	(1,301)	(6,312)	5,036
Increase (decrease) in cash and cash equivalents	162	(57,884)	58,166
Cash and cash equivalents at beginning of the period	444	58,328	162
Cash and cash equivalents at end of the period	$ 606	$ 444	$ 58,328

Note 27. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Note 28. Preferred Stock

On December 19, 2008, under the Department of the Treasury's TARP Capital Purchase Program, the Company issued to the U.S. Treasury 17,680 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock), and a 10-year warrant to purchase up to 780,000 shares of common stock at an exercise price of $3.40 per share. Cumulative dividends on the Series A Preferred Stock are payable at 5% per annum through December 19, 2013, and at a rate of 9% per annum thereafter. The warrant is exercisable at any time until December 19, 2018, and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events.

The Company received proceeds of $17.68 million for the Series A Preferred Stock and the Warrant. The Company allocated the proceeds based on a relative fair value basis between the Series A Preferred Stock and the Warrant, recording $16.64 million and $1.04 million, respectively. Fair value of the preferred stock was estimated based on a discounted cash flow model using an estimated life of 50 years and a discount rate of 12%. Fair value of the stock warrant was estimated using a Black-Scholes model assuming stock price volatility of 27.5%, a dividend yield of 0.5%, a risk-free rate of 1.35% and an expected life of five years. The $16.64 million of Series A Preferred Stock is net of a discount of $1.04 million. The discount is being accreted to the $17.68 million redemption price over a five year period. The accretion of the discount and dividends on the preferred stock reduce retained earnings.

Each share of Series A Preferred Stock issued and outstanding has no par value, has a liquidation preference of $1,000 and is redeemable at the Company's option, subject to approval of the Federal Reserve, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through December 18, 2011, the Series A Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least approximately $4.4 million.

The Series A Preferred Stock has a preference over the Company's common stock upon liquidation. Dividends on the preferred stock, if declared, are payable quarterly in arrears. The Company's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Company fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury's TARP Capital Purchase Program, until at the earliest of December 19, 2011 or the redemption of all of the Series A Preferred Stock to third parties, the Company must obtain the consent of the U.S. Treasury to raise the Company's common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions.

The Company has notified the United States Department of the Treasury that it will defer the August 2010, November 2010, and February 2011 payment of its regular quarterly cash dividend with respect to its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which the Company issued to the Treasury in connection with the Company's participation in the Treasury's TARP Capital Purchase Program in December 2008.

Under the terms of the Preferred Stock, the Company is required to pay on a quarterly basis a dividend rate of 5% per year for the first five years, after which the dividend rate automatically increases to 9% per year. The Company may defer dividend payments, but the dividend is a cumulative dividend that accumulates for payment in the future, and the failure to pay dividends for six dividend periods would trigger board appointment rights for the holder of the Preferred Stock. The amount of the 2010 dividends that will accumulate and be unpaid is $442,000.

Note 29. Quarterly Data (unaudited)

	Year Ended December 31							
	2010				2009			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Interest and dividend income	$ 15,246	$ 14,933	$ 15,153	$ 13,594	$ 15,191	$ 16,757	$ 16,019	$ 16,553
Interest expense	5,188	4,820	4,484	3,897	6,465	6,689	6,366	5,614
Net interest income	10,058	10,113	10,669	9,697	8,726	10,068	9,653	10,939
Provision for loan losses	5,042	21,282	1,116	(77)	5,500	540	5,231	7,818
Net interest income after provision for loan losses	5,016	(11,169)	9,553	9,774	3,226	9,528	4,422	3,121
Noninterest income	415	(115)	(1,527)	2,871	21,159	1,622	2,142	1,317
Noninterest expenses	9,860	16,175	10,387	8,831	9,388	35,008	9,939	21,625
Income before income taxes	(4,429)	(27,459)	(2,361)	3,814	14,997	(23,858)	(3,375)	(17,187)
Income tax expense (benefit)	(1,665)	(7,843)	(1,062)	1,128	4,867	(14)	(1,473)	(2,976)
Net income (loss)	$ (2,764)	$ (19,616)	$ (1,299)	$ 2,686	$ 10,130	$ (23,844)	$ (1,902)	$ (14,211)
Dividends paid and accumulated on preferred stock	221	221	—	—	218	220	223	139
Accretion of discount on preferred stock	48	49	48	49	43	45	47	42
Preferred dividends not paid	—	—	221	221	—	—	—	—
Net income (loss) available to common shareholders	$ (3,033)	$ (19,886)	$ (1,568)	$ 2,416	$ 9,869	$ (24,109)	$ (2,172)	$ (14,392)
Earnings per common share, basic	$ (0.14)	$ (0.93)	$ (0.07)	$ 0.11	$ 0.46	$ (1.12)	$ (0.10)	$ (0.67)
Earnings per common share, diluted	$ (0.14)	$ (0.93)	$ (0.07)	$ 0.11	$ 0.46	$ (1.12)	$ (0.10)	$ (0.67)

	2008			
	First	Second	Third	Fourth
Interest and dividend income	$ 405	$ 3,142	$ 9,474	$ 10,314
Interest expense	—	1,120	3,286	4,154
Net interest income	405	2,022	6,188	6,160
Provision for loan losses	—	234	1,100	1,238
Net interest income after provision for loan losses	405	1,788	5,088	4,922
Noninterest income	—	299	754	727
Noninterest expenses	220	1,715	4,656	6,036
Income before income taxes	185	372	1,186	(387)
Income tax expense (benefit)	74	84	234	(259)
Net income (loss)	$ 111	$ 288	$ 952	$ (128)
Dividends paid and accumulated on preferred stock	—	—	—	—
Accretion of discount on preferred stock	—	—	—	—
Net income (loss) available to common shareholders	$ 111	$ 288	$ 952	$ (128)
Earnings per common share, basic	$ 0.01	$ 0.02	$ 0.04	$ (0.01)
Earnings per common share, diluted	$ 0.01	$ 0.02	$ 0.04	$ (0.01)

TRANSCOMMUNITY FINANCIAL CORPORATION

Index to Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	106
Consolidated Statement of Operations for the five months ended May 31, 2008	107
Consolidated Statement of Changes in Stockholders' Equity for the five months ended May 31, 2008	108
Consolidated Statement of Cash Flows for the five months ended May 31, 2008	109
Notes to Consolidated Financial Statements	110

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
TransCommunity Financial Corporation
Glen Allen, Virginia

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows for TransCommunity Financial Corporation and subsidiary for the five-month period ended May 31, 2008.These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of TransCommunity Financial Corporation and subsidiary for the five-month period ended May 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, on September 5, 2007, the Company entered into an agreement to merge with Community Bankers Acquisition Corp. This merger was effective at the close of business on May 31, 2008. These consolidated financial statements do not contain any fair value or other adjustments related to this merger.

/s/ ELLIOTT DAVIS, LLC

Galax, Virginia
April 22, 2010

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FIVE MONTHS ENDED MAY 31, 2008
(dollars in thousands)

	May 31, 2008
Interest and Dividend Income	
Interest and fees on loans	$ 6,849
Interest on federal funds sold	26
Interest and dividends on securities	236
Total Interest and Dividend Income	7,111
Interest expense	
Interest on deposits	3,295
Interest federal funds purchased	23
Interest on other borrowed funds	—
Total Interest expense	3,318
Net interest income	3,793
Provision for loan losses	1,348
Net interest income after provision for loan losses	2,445
Noninterest income	
Service charges on bank accounts	342
Fees, commissions including nonbanking activities	72
Other Misc.	15
Total Noninterest income	429
Noninterest expenses	
Salaries and employee benefits	3,708
Occupancy expenses	318
Equipment expenses	295
Other	3,908
Total Noninterest expenses	8,229
Loss before taxes and other adjustments	(5,355)
Income tax benefit	1,454
Net income (loss) from continuing operations	(3,901)
Net loss from discontinued operations	—
Net income (loss)	$ (3,901)
Net (loss) income per share from continuing operations (basic and diluted)	$ (0.85)
Net (loss) income per share (basic and diluted)	$ (0.85)
Weighted average number of shares outstanding	4,586,741

See accompanying notes to consolidated financial statement.

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FIVE MONTHS ENDED MAY 31, 2008
(dollars in thousands)

	Shares of Common Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2007	4,587	$ 46	$ 39,926	$ (6,764)	$ 25	$33,233
Net loss	—	—	—	(3,901)	—	(3,901)
Unrealized gain on securities available for sale, net of taxes of $14	—	—	—	—	29	29
Total comprehensive loss						(3,872)
Stock compensation	—	—	178	—		178
Special dividends paid	—	—	—	(1,152)		(1,152)
Balance May 31, 2008	4,587	$ 46	$ 40,104	$ (11,817)	$ 54	$28,387

See accompanying notes to consolidated financial statement.

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FIVE MONTHS ENDED MAY 31, 2008
(dollars in thousands)

	2008
Operating activities:	
Net income (loss) from continuing operations	$ (3,901)
Net loss from discontinued operations	—
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Provision for loan losses	1,348
Amortization of security premiums and accretion of discounts, net	(13)
Depreciation	240
Stock-based compensation expense	178
(Gain) loss on disposition of property	—
(Increase) decrease in other assets	154
Increase in interest payable	123
Addition to (recognition of) net deferred tax asset	(1,439)
Increase in accrued expenses and other liabilities	2,751
Net cash provided by (used in) operating activities	(559)
Investing activities:	
Purchase of securities held to maturity	—
Purchase of securities available for sale	(7,205)
Proceeds from maturities of securities held to maturity	6,400
Proceeds from maturities of securities available for sale	6,205
Purchase of Federal Reserve Bank stock	—
Net increase in loans	(37,358)
Proceeds from sale of premise and equipment	—
Purchase of premises and equipment, net	(164)
Net cash used in investing activities	(32,122)
Financing activities:	
Net change in federal funds purchased	5,218
Net proceeds from stock options exercised	—
Dividends paid	(1,152)
Net other borrowings repayments	—
Net increase (decrease) in noninterest bearing and interest bearing demand deposits	(615)
Net increase (decrease) in savings deposits	(392)
Net increase in time deposits	29,543
Net cash provided by financing activities	32,602
Net decrease in cash and cash equivalents	(79)
Cash and cash equivalents:	
Beginning of the period	$ 4,311
End of the period	$ 4,232
Supplemental disclosures of cash flow information:	
Interest paid	$ 3,195

See accompanying notes to consolidated financial statements.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

TransCommunity Financial Corporation ("TFC") was a bank holding company whose principal activity was the formation, ownership and operation of independently-managed community banks. TFC's first subsidiary, the Bank of Powhatan, N.A. ("Bank of Powhatan"), was organized as a national banking association in 1999, and commenced operations on March 20, 2000. TFC's second subsidiary, Bank of Goochland, N.A. ("Bank of Goochland"), was organized and incorporated during 2002, and commenced operations on November 25, 2002. On April 19, 2004, TFC established its third independent community bank in the central Virginia area, the Bank of Louisa, N.A. ("Bank of Louisa"), TFC initially established the Bank of Louisa in July 2003 as a branch of Bank of Powhatan. The assets and liabilities of this branch office were transferred to Bank of Louisa contemporaneously with the receipt by that bank of its independent national banking charter in April 2004. On December 11, 2006, TFC commenced the operations of the Bank of Rockbridge, its fourth subsidiary bank ("Bank of Rockbridge" together with Bank of Powhatan, Bank of Goochland, and Bank of Louisa, the "banks").

Effective June 30, 2007, the TFC consolidated the charters of its banks to create TransCommunity Bank, N.A. This new bank is subject to regulation by the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation. The bank branches operate under their market names and provide general banking services to individuals, small- and medium-sized businesses and the professional communities of Powhatan, Goochland, Rockbridge, and Louisa Counties of Virginia and surrounding areas. TFC is subject to regulation by the Board of Governors of the Federal Reserve System.

On January 1, 2001, the Bank of Powhatan purchased Main Street Mortgage and Investment Corporation ("Main Street") which became a wholly-owned subsidiary of the bank. Main Street originated commercial and residential real estate loans for investors throughout the state. However, in November of 2006, the Board of Directors voted to discontinue the operations of Main Street.

On September 5, 2007, TFC entered into an Agreement and Plan of Merger (the "Merger Agreement") with Community Bankers Acquisition Corp. ("CBAC"). Effective at the close of business May 31, 2008, CBAC consummated the merger between the CBAC and TFC pursuant to the terms of the Merger Agreement. In connection with the Merger Agreement, TFC became a wholly-owned subsidiary of CBAC. The material terms of the Merger Agreement and certain financial and other information about CBAC and TFC are contained in the CBAC's registration statement on Form S-4 (SEC File No. 333-148675) originally filed January 15, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the "TFC Merger Proxy"), TFC's annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-33355), and TFC's quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-33355).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial presentation

The accounting and reporting policies of TFC and its subsidiaries conform to accounting principles generally accepted in the United States of America (US GAAP) and predominant practices within the banking industry. The consolidated financial statements include the accounts of TFC and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, and current loan collateral values.

In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. Actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

Principles of consolidation

The consolidated financial statements include the accounts of TFC, which is a bank holding company that owns all of the outstanding common stock of its banking subsidiary, Bank of Powhatan, Bank of Goochland, Bank of Louisa, Bank of Rockbridge, and Main Street Mortgage and Investment Corporation, Inc., a wholly-owned subsidiary of Bank of Powhatan. All significant inter-company balances and transactions have been eliminated.

Investment securities

TFC accounts for its investment securities in accordance with SFAS No.115, *Accounting for Certain Investments in Debt and Equity Securities*. Investment securities that TFC has the ability and intent to hold to maturity are classified as held-to-maturity and are stated at cost, adjusted for premium amortization and discount accretion. Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available-for-sale and are carried at fair market value. Net unrealized gains and losses for such securities, net of income tax effect, are charged/credited directly to accumulated other comprehensive income (loss), a component of shareholders' equity. Securities transactions are accounted for on a trade date basis. Gains or losses on disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

SFAS No.133, *Accounting for Derivative Instruments and Hedging Activity*, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No.133 was amended by SFAS No.138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. TFC's adoption of SFAS No.133, as amended, did not have a material impact on its financial condition or results of operations. TFC did not have any derivatives at May 31, 2008 or December 31, 2007 or during the periods then ended.

TFC adopted EITF 03-1, *The Meaning of Other than Temporary Impairment and Its Application to Certain Investments*, as of December 31, 2003. EITF 03-1 includes certain required quantitative and qualitative disclosures for investment securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, that are impaired at the balance sheet date, but an other-than-temporary impairment has not been recognized. In November 2005, the FASB issued Staff Position FSP No. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. TFC adopted FSP No. FAS 115-1 and FAS 124-1 as of December 31, 2005. The disclosures required under EITF 03-1 and FSP No. FAS 115-1 and FAS 124-1 are included in these consolidated financial statements.

Loans and allowance for loan losses

Loans that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal net of unearned discount, unamortized loan fees and loan origination costs and an allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of principal is unlikely. The allowance for loan losses is maintained at a level that management considers appropriate to provide for credit losses inherent in the loan portfolios at the reporting date. The level of the allowance is based on management's evaluation of risk of loss in the loan portfolios after consideration of prevailing and anticipated economic conditions, including estimates and appraisals, among other items, known or anticipated at each reporting date. On a periodic basis during the year, management makes credit reviews of the loan portfolios designed to identify any changes in the loans since initial booking impacting their quality rating. This review is designed to identify potential changes that may need to be made to the loan loss reserve.

Interest income on loans is credited to operations based upon the principal amount outstanding. The net amounts of origination fees, origination costs and commitment fees are deferred and recognized over the lives of the related loans and leases as adjustments of yield. When management believes there is sufficient doubt as to the ultimate collectability of interest on any loan, the accrual of applicable interest is discontinued. A loan is generally classified as non-accrual when principal and interest have consistently been in default for a period of 90 days or more or because of deterioration in the financial condition of the borrower, and payment in full of principal or interest is not expected. Loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future or are in the process of collection. In all cases, loans are placed on non-accrual or are charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

TFC follows SFAS No.114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No.118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. This standard requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rates, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful life, whichever is shorter.

TFC follows SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No.144 retained the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. SFAS No.144 also changed the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business.

Goodwill and intangible assets

SFAS No. 141, *Business Combinations,* requires that the purchase method of accounting be used for all business combinations. For purchase acquisitions, TFC is required to record assets acquired, including identifiable intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques. SFAS No. 142, *Goodwill and Other Intangible Assets,* prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. TFC adopted SFAS 147, *Acquisitions of Certain Financial Institutions,* on January 1, 2002 and determined that core deposit intangibles will continue to be amortized over the estimated useful life.

Income taxes

TFC accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that expect to be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of accounts resulting in differences between assets and liabilities for financial statement and tax return purposes are the allowance for loan losses, interest income on non-accrual loans, depreciation and amortization, difference between book and tax basis of assets acquired and net operating loss carryforwards. TFC and its subsidiaries file a consolidated federal income tax return.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, TFC adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on TFC's consolidated financial position.

TFC monitors changes in tax statutes and regulations to determine if significant changes will occur over the next 12 months. No material changes have been projected; however, management believes changes will occur at the expiration of statutes of limitations and accrual of interest. As TFC is not currently under examination, changes from settlements cannot be projected. If this position would change it is unlikely to have a material impact on income tax expense during the next 12 months.

Other real estate owned

Other real estate owned is recorded at lower of cost or market value less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, holding costs and gains, and losses on subsequent sale are included in the consolidated statements of operations.

Marketing costs

TFC expenses marketing costs as incurred. Marketing expenses for the five months ended May 31, 2008 were approximately $37,000.

Earnings per share

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if stock options or other contracts to issue common stock were exercised and converted into common stock. Stock options for 234,050 shares of common stock were not considered in computing diluted earnings per share for May 31, 2008, because they were anti-dilutive. Shares were anti-dilutive since the exercise price exceeded the current market price.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," that addresses the accounting for share-based payment transactions in which an enterprise exchanges its equity instruments for goods and services. The Statement eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R required implementation by the beginning of the first fiscal year that begins after June 15, 2005. On January 1, 2006, TFC implemented SFAS No. 123R using the modified prospective transition method. See Note 11 for more information about TFC's stock-based compensation programs.

Comprehensive income (loss)

TFC follows the disclosure provisions of SFAS No.130, *Reporting Comprehensive Income*. SFAS No. 130 requires the reporting of comprehensive income which includes net income (loss) as well as certain other items that result in a change to shareholders' equity during the period.

NOTE 2. PREMISES AND EQUIPMENT

The depreciation expense on premises and equipment for the five months ended May 31, 2008 was approximately $240,000.

NOTE 3. INCOME TAXES

The components of the deferred tax assets and liabilities at May 31, 2008 are as follows (dollars in thousands):

	May 31 2008
Deferred tax assets	
Allowance for loan loss	$1,003
Stock compensation award	70
Deferred compensation	434
Goodwill	65
Net operating loss carryforwards	3,307
Alternative minimum tax credit	18
Other	30
Total deferred tax assets	4,927
Deferred tax liabilities:	
Unrealized loss on investment securities	28
Depreciation	148
Other	—
Total deferred tax liabilities	176
Net deferred tax asset	$4,751

Allocation of income tax benefit between current and deferred portions is as follows (dollars in thousands):

	May 31, 2008
Current (benefit) expense	$ —
Deferred benefit	(1,454)
Net income tax benefit	$(1,454)

During 2008, management concluded that it is more likely than not that TFC will be able to fully utilize its net operating losses within the statutory allowed timeframe therefore, a valuation allowance was not deemed necessary.

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates for the periods ended May 31, 2008 (dollars in thousands):

	May 31, 2008
Income tax expense (benefit) at the applicable federal tax rate	$(1,820)
Change in valuation allowance for deferred taxes	—
True up of deferred tax asset	—
Nondeductible expense / transaction costs	322
Other	44
Income tax benefit	$(1,454)

TFC had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 4. STOCK-BASED COMPENSATION

2001 Stock Option Plan

Under TFC's Stock Option Plan (the "Plan"), TFC may grant options to its directors, officers and employees for up to 330,000 of common stock. Annual grants of stock options are limited to 10,000 shares for each employee and 7,500 shares for each director. Both incentive stock options and non-qualified stock options may be granted under the plan. Effective January 1, 2006, TFC adopted SFAS No. 123(R), *Share-Based Payment,* which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued.

The Plan was adopted by the Board of Directors of the Bank of Powhatan on May 8, 2001. This Plan was adopted by TFC effective August 15, 2001 in connection with the Reorganization whereby the Bank of Powhatan became a subsidiary of TFC. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of TFC and its subsidiaries by providing incentives to employees and directors that will promote the alignment of their personal financial interest with the long-term financial success of TFC, its subsidiaries and with growth in shareholder value. The exercise price may not be less than 100% of the fair market value of the shares on the grant date. Unless the Stock Option Committee determines otherwise, one-third of a grant becomes vested and exercisable on each of the first three anniversaries of the initial grant date. Each grant becomes fully vested and exercisable in the event of a change in control of TFC. All options are subject to exercise or forfeiture if TFC's capital falls below its minimum requirements as determined by its primary regulator, and TFC's primary regulator so directs. The Plan will expire on May 7, 2011, unless terminated sooner by the Board of Directors.

The fair value of each option granted is estimated on the date of grant using the "Black Scholes Option Pricing" method with the following assumptions for the five months ended May 31, 2008:

Expected volatility	20.0%
Expected dividend	—
Expected term (years)	10.00
Risk free rate	4.04%

The expected volatility is based on historical volatility of comparable peer banks. The risk free interest rates for periods within the contractual life of the awards are based on the U. S. Treasury yield curve at the time of the grant. The expected life is based on the historical exercise experience. The dividend yield assumption is based on TFC's history and expectation of dividend payouts.

A summary of the options outstanding at May 31, 2008 is shown in the following table:

	2008	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	275,175	$ 9.74
Granted	—	—
Forfeited	(41,125)	10.00
Exercised	—	—
Expired	—	—
Outstanding at end of the period	234,050	$ 9.70
Options exercisable at end of period	234,050	$ 9.70
Weighted-average fair value per option of options granted during the year	N/A	
Weighted-average remaining contracted life for outstanding and exercisable shares at May 31, 2008 and December 31, 2007.	55 months	

There was no total intrinsic value of the options outstanding and exercisable as of May 31, 2008. Total cash received from exercised options during for the five months ended May 31, 2008, was $0.

The following table summarizes non-vested options outstanding at May 31, 2008:

	2008	
	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested at January 1	42,000	$ 1.30
Granted	—	—
Less: Vested	42,000	1.30
Forfeited	—	—
Non-vested at May 31, 2008 and December 31, 2007	—	$ —

2007 Equity Compensation Plan

On May 29, 2007, the shareholders of TFC approved the TransCommunity Financial Corporation 2007 Equity Compensation Plan (the "2007 Plan"). The 2007 Plan authorizes the Compensation Committee of TFC's Board of Directors to grant one or more of the following awards to directors, officers, key employees, consultants and advisors to TFC and its subsidiary who are designated by the Compensation Committee: options, stock appreciation rights, stock awards, performance share awards, incentive awards, and stock units. The Compensation Committee has administered the 2007 Plan.

TFC is authorized to issue under the 2007 Plan up to 250,000 shares of its common stock. Generally, if an award is forfeited, expires or terminates, the shares allocated to that award under the 2007 Plan may be reallocated to new awards under the 2007 Plan. Shares surrendered pursuant to the exercise of a stock option or other award or in satisfaction of tax withholding requirements under the 2007 Plan may also be reallocated to other awards. The 2007 Plan provides that if there is a stock split, stock dividend or other event that affects TFC's capitalization, appropriate adjustments will be made in the number of shares that may be issued under the 2007 Plan and in the number of shares and price of all outstanding grants and awards made before such event.

The 2007 Plan also provides that no award may be granted more than 10 years after the earlier of the date that it is approved by TFC's shareholders or the date it is adopted by TFC's Board of Directors, which was February 28, 2007.

The Board of Directors may amend or terminate the 2007 Plan at any time, provided that no such amendment will be made without shareholder approval if (i) the amendment would increase the aggregate number of shares of Common Stock that may be issued under the 2007 Plan (other than as permitted under the 2007 Plan), (ii) the amendment changes the class of individuals eligible to become participants or (iii) such approval is required under any applicable law, rule or regulation.

On July 25, 2007, agreements with market presidents and corporate senior officers were executed for restricted stock awards totaling 22,375 shares of common stock at a per share price of $7.75 under the 2007 Equity Compensation Plan. The agreements grant fifty percent of the restricted stock on a three year vesting schedule as follows:

Date	Percentage
March 1, 2008	20%
March 1, 2009	20%
March 1, 2010	60%

The remaining one-half of the restricted stock would have been issued March 1, 2010 if corporate pre-tax income for 2009 equals or exceeds $3.0 million. Compensation costs associated with service-based awards were recognized over the period of the service term. Compensation costs associated with the performance-based awards would have been recognized once it is probable that the performance target is achievable. TFC will record costs related to the performance-based awards.

Stock-based compensation expense of approximately $178,000 was recorded for the five months ended May 31, 2008.

Pursuant to the terms of the 2001 Stock Option Plan and the 2007 Equity Compensation Plan, all options and awards were fully vested upon the change of control which occurred on May 31, 2008.

NOTE 5. OTHER OPERATING EXPENSES

	Five Months Ended May 31, 2008
Merger and acquisition costs	$ 1,029
Data processing fees	1,917
Legal and accounting fees	260
Consulting fees	—
OCC and FDIC assessment	95
Directors fees	73
Supplies	139
Franchise taxes	81
Marketing	37
Other	277
Total	$ 3,908

The 2008 merger and acquisition costs were incurred as a result of the merger with CBAC, and include costs for legal, investment banking and other professional services associated with the merger transaction. Approximately $1.7 million of the 2008 Data Processing expenses include the discontinuation of a contract with TFC's external data processing provider.

NOTE 6. DEFINED CONTRIBUTION PENSION PLAN

TFC has a defined contribution pension plan in the form of a 401(k) plan (the "401(k) Plan") covering substantially all of its employees. Under the 401(k) Plan, employees can contribute pretax salary dollars subject to Internal Revenue Service ceilings. TFC matches up to 4% of salaries contributed by their employees and additionally contributes 5% of compensation regardless of what the employee contributes. Total expenses for the 401(k) Plan for the five months ended May 31, 2008 were approximately $154,000.

NOTE 7. SUBSEQUENT EVENTS

At the close of business on May 31, 2008, TFC merged with CBAC. The financial statements have been adjusted for all material subsequent events that have occurred since that day, as well as, additional information related to events that existed at that date.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.
AND SUBSIDIARIES

Index to Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	120
Consolidated Statement of Operations for the five months ended May 31, 2008	121
Consolidated Statement of Stockholders' Equity for the five months ended May 31, 2008	122
Consolidated Statement of Cash Flows for the five months ended May 31, 2008	123
Notes to Consolidated Financial Statements	124

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
BOE Financial Services of Virginia, Inc.
Tappahannock, Virginia

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows for BOE Financial Services of Virginia, Inc. and subsidiary ("the Company"), for the five-month period end May 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of BOE Financial Services of Virginia, Inc. and subsidiary for the five-month period ended May 31, 2008 and their cash flows for the five-month period ended May 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, on September 5, 2007, the Company entered into an agreement to merge with Community Bankers Acquisition Corp. This merger was effective at the close of business on May 31, 2008. These consolidated financial statements do not contain any fair value or other adjustments related to this merger.

/s/ ELLIOTT DAVIS, LLC

Galax, Virginia
April 22, 2010

BOE FINANCIAL SERVICES OF VIRGINIA, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations
Five Months Ended May 31, 2008
(dollars in thousands)

	May 31 2008
Interest and Dividend Income	
Interest and fees on loans	$6,737
Interest on federal funds sold	18
Interest and dividends on securities:	
Taxable	465
Non Taxable	555
Total interest and dividend income	7,775
Interest Expense	
Interest on deposits	3,266
Interest on borrowings	479
Total interest expense	3,745
Net interest income	4,030
Provision for Loan Losses	200
Net interest income after provision for loan losses	3,830
Noninterest Income	
Service charge income	464
Other	390
Total noninterest income	854
Noninterest Expenses	
Salaries and benefits	2,493
Occupancy expenses	216
Equipment expenses	286
Data processing	394
Professional Fees	631
Amortization of intangibles	52
Other operating expenses	810
Total noninterest expenses	4,882
Net income (loss) before income taxes	(198)
Income tax benefit (expense)	10
Net income (loss)	$ (188)
Earnings per share, basic	$(0.15)
Earnings per share, diluted	$(0.15)

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Five Months Ended May 31, 2008
(dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2007 (brought forward)	$ 6,062	$ 5,577	$ 18,872	$ (401)	$ 30,110
Comprehensive income:					
Net loss – Five months ended May 31, 2008	—	—	(188)	—	(188)
Other comprehensive income, net of tax:					
Unrealized gain on securities available for sale, net of deferred taxes of $214	—	—	—	417	417
Add reclassification adjustment				(3)	(3)
Minimum pension liability adjustment, net of deferred taxes of $15	—	—	—	23	23
Total comprehensive income	—	—	—	—	249
Effect of changing pension plan measurement date			(62)		(62)
Cumulative effect of change in accounting principal			(137)		(137)
Cash dividends, $0.44 per share	—	—	(535)	—	(535)
Issuance of common stock under dividend reinvestment plan and exercise of stock options	11	45	—	—	56
Balance, May 31, 2008	$ 6,073	$ 5,622	$ 17,950	$ 36	$ 29,681

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Five Months Ended May 31, 2008
(dollars in thousands)

	May 31, 2008
Cash Flows from Operating Activities	
Net (loss) income	$ (188)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and intangible amortization	335
Net increase in loans available for sale	(119)
Provision for loan losses	200
(Gains) losses on sale of securities	(6)
Losses on disposal of premises and equipment	92
Gains on sale of loans	(90)
Deferred income tax (benefit)	(196)
Amortization of security premiums and accretion of discounts	36
Increase in accrued interest receivable and other assets	(73)
Increase in accrued expenses and other liabilities	897
Net cash provided by operating activities	$ 888
Cash Flows from Investing Activities	
Proceeds from sales, principal repayments, calls and maturities of securities available for sale	$ 2,364
Purchase of restricted equity securities	(118)
Purchase of securities available for sale	(3,232)
Net (increase) in loans to customers	(11,870)
Purchase of bank-owned life insurance	—
Purchases of premises and equipment	(523)
Proceeds from disposal of premises and equipment	—
Net cash used in investing activities	$ (13,379)
Cash Flows from Financing Activities	
Net increase in deposits	$ 11,789
Increase (decrease) in federal funds purchased	1,965
Increase in Federal Home Loan Bank advances	900
Dividends paid	(535)
Net proceeds from issuance of common stock	56
Net cash provided by financing activities	$ 14,175
Net increase (decrease) in cash and cash equivalents	$ 1,684
Cash and Cash Equivalents	
Beginning of year	4,100
End of year	$ 5,784
Supplemental Disclosure of Cash Flow Information	
Cash paid during year:	
Interest	$ 3,902
Income taxes	$ 127
Noncash Investing and Financing Activities	
Unrealized gain (loss) on securities available for sale	$ 631
Pension liability adjustment	$ 252

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

General

BOE Financial Services of Virginia, Inc. ("BOE") is a bank holding company, which owns all of the stock of the Bank and BOE Statutory Trust I (the Trust), its sole subsidiaries. The Bank provides commercial, residential and consumer loans, and a variety of deposit products to its customers in the Northern Neck and Richmond regions of Virginia.

Essex Services, Inc. is a wholly-owned subsidiary of the Bank and was formed to sell title insurance to the Bank's mortgage loan customers. Essex Services, Inc. also offers insurance and investment products through affiliations with two limited liability companies.

On December 14, 2007, BOE entered into an Agreement and Plan of Merger (the "Merger Agreement") with Community Bankers Acquisition Corp. ("CBAC"). Effective at the close of business May 31, 2008, CBAC consummated the merger between the CBAC and BOE pursuant to the terms of the Merger Agreement. In connection with the Merger Agreement, the Bank, a wholly-owned subsidiary of BOE, became a wholly-owned subsidiary of CBAC. The material terms of the Merger Agreement and certain financial and other information about CBAC and BOE are contained in BOE's registration statement on Form S-4 (SEC File No. 333-149384) originally filed February 26, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the "BOE Merger Proxy"), BOE's annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-31711), and BOE's quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-31711).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BOE Financial Services of Virginia, Inc. and its wholly-owned subsidiary, Bank of Essex. All material intercompany balances and transactions have been eliminated in consolidation. FASB Interpretation No. 46(R) requires that BOE no longer eliminate through consolidation the equity investment in BOE Statutory Trust I, which approximated $124,000 at May 31, 2008. The subordinated debt of the Trust is reflected as a liability of BOE.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of BOE to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Bank's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are sold with the mortgage servicing rights released by BOE.

BOE enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. BOE protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby BOE commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, BOE is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, the gain or loss that occurs on the rate lock commitments is immaterial.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation of bank premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 5 to 20 years for equipment, furniture and fixtures.

Costs of maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the determination of income.

Intangibles

Intangible assets consist of core deposit premiums from a branch acquisition. Intangible assets are being amortized on a straight-line basis over 15 years.

Other Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at the lower of the loan balance or the fair value at the date of foreclosure net of estimated disposal costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

BOE has a deferred tax asset of approximately $1.0 million as of May 31, 2008 . The tax effects of temporary differences that give rise to significant portions of the deferred tax asset include Loan Loss Allowances, Deferred Compensation, and Accrued Pension expenses. These are offset by deferred tax liabilities of which Depreciation expense makes up a significant portion.

BOE adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no impact on the financial statements. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Earnings Per Share

Basic earnings per share (EPS) is computed based on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Potential common shares that may be issued by BOE relate solely to outstanding stock options and are determined using the treasury stock method.

Stock-Based Compensation

At December 31, 2006, BOE had two stock-based compensation plans, which are described more fully in Note 9. Effective January 1, 2006, BOE adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires the costs resulting from all share-based payments be recognized in the financial statements. Stock-based compensation is estimated at the date of grant using the Black-Scholes option valuation model for determining fair value. Prior to adopting SFAS 123R, BOE accounted for the plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost was reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

No stock-based compensation expense was recognized for the five months ended May 31, 2008, as no stock options were granted or vested. Effective December 22, 2005, BOE accelerated the vesting of all unvested stock options under the stock-based compensation plans.

Advertising Costs

BOE follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense incurred for the five months ended May 31, 2008 was approximately $85,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year provisions.

BOE FINANCIAL SERVICES OF VIRGINIA, INC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Premises and Equipment

Depreciation expense for the five months ended May 31, 2008 amounted to approximately $283,000.

Note 3. Income Taxes

BOE files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, BOE is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004.

BOE adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no impact on the financial statements.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities follows:

	May 31, 2008
Deferred tax assets:	
Allowance for loan losses	$ 707
Deferred compensation	414
Accrued pension	480
	$ 1,601
Deferred tax liabilities:	
Depreciation	$ 225
Discount accretion on securities	17
Partnership losses	48
Unrealized gain on securities available for sale	305
Other	5
	$ 600
Net deferred tax assets	$ 1,001

Allocation of the income tax expense between current and deferred portions is as follows:

	May 31, 2008
Current tax provision	$ 276
Deferred tax (benefit)	(286)
	$ (10)

The following is a reconciliation of the expected income tax expense with the reported expense for each year:

	May 31, 2008
Statutory Federal income tax rate	$ (67)
(Reduction) in taxes resulting from:	
Municipal interest	(164)
Non-deductable transaction costs	234
Other, net	(13)
Income tax expense (benefit)	$ (10)

BOE FINANCIAL SERVICES OF VIRGINIA, INC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4. Employee Benefit Plans

Corporation has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. BOE funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the five months ended May 31, 2008 (dollars in thousands):

	May 31, 2008
Change in Benefit Obligation	
Benefit obligation, beginning	$ 4,969
Service cost	195
Interest cost	161
Actuarial loss	(113)
Benefits paid	(46)
Benefit obligation, ending	$ 5,166
Change in Plan Assets	
Fair value of plan assets, beginning	$ 3,810
Actual return on plan assets	(271)
Employer contributions	—
Benefits paid	(46)
Fair value of plan assets, ending	$ 3,493
Funded Status	$ (1,673)
Unrecognized net actuarial loss	—
Unrecognized net obligation at transition	—
Unrecognized prior service cost	—
Accrued benefit cost	$ (1,673)
Amounts Recognized in the Balance Sheet	
Other assets	$ —
Other liabilities	1,411
Amounts Recognized in Accumulated Other Comprehensive Income (Loss)	
Net loss	$ 834
Prior service cost	4
Net obligation at transition	(4)
Deferred tax	(284)
Total amount recognized	$ 550

Notes to Consolidated Financial Statements

The following table provides the components of net periodic benefit cost for the plan for the five months ended May 31, 2008:

	May 31, 2008
Components of Net Periodic Benefit Cost	
Service cost	$ 155
Interest cost	129
Expected return on plan assets	(134)
Amortization of prior service cost	1
Amortization of net obligation at transition	(1)
Recognized net actuarial loss	7
Net periodic benefit cost	$ 157

Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive Income (Loss)	
Net loss / (gain)	$ 38
Prior service cost	—
Amortization of prior service cost	(9)
Net obligation at transition	—
Amortization of net obligation at transition	9
Deferred income tax (benefit) expense	(15)
Total recognized in other comprehensive (loss)	$ 23
Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$184

The weighted-average assumptions used in the measurement of BOE's benefit obligation are shown in the following table:

	2008
Discount rate	6.25%
Expected return on plan assets	8.50%
Rate of compensation increase	4.00%

The weighted-average assumption used in the measurement of BOE's net periodic benefit cost are shown in the following table:

	2008
Discount rate	6.00%
Expected return on plan assets	8.00%
Rate of compensation increase	4.00%

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at September 30, 2007, by asset category, are as follows:

Asset Category	
Mutual funds - fixed income	35%
Mutual funds - equity	60%
Cash and equivalents	5%
	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

401(k) Plan

BOE has also adopted a contributory 401(k) profit sharing plan which covers substantially all employees. The employee may contribute up to 15% of compensation, subject to statutory limitations. BOE matches 50% of employee contributions up to 4% of compensation. The plan also provides for an additional discretionary contribution to be made by BOE as determined each year. The amounts charged to expense under this plan for the five months ended May 31, 2008 was approximately $33,000.

Deferred Compensation Agreements

BOE has deferred compensation agreements with certain key employees and the Board of Directors. The retirement benefits to be provided are fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to approximately $93,000 for the five months ended May 31, 2008. These contracts are funded by life insurance policies.

Note 5. Stock Option Plans

During the year ended December 31, 2000, BOE adopted stock option plans for all employees and outside directors. The plans provide that 110,000 shares of BOE's common stock will be reserved for both incentive and non-statutory stock options to purchase common stock of BOE. The exercise price per share for incentive stock options and non-statutory stock options shall not be less than the fair market value of a share of common stock on the date of grant, and may be exercised at such times as may be specified by the Board of Directors in the participant's stock option agreement. Each incentive and non-statutory stock option shall expire not more than ten years from the date the option is granted. The options vest at the rate of one quarter per year from the grant date. Effective December 22, 2005, the Compensation Committee of the Board of Directors approved the acceleration of vesting of all unvested stock options under the plans.

A summary of the status of the stock plans follows:

	2008	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	29,359	$ 23.86
Granted	—	—
Forfeited	—	—
Exercised	(1,305)	20.73
Outstanding at end of the period	28,054	$ 24.01
Options exercisable at end of period	28,054	$ 24.01
Weighted-average remaining contractual life for outstanding and exercisable shares at May 31, 2008 and December 31, 2007.	5.25 years	
Aggregate intrinsic value	$ 223,148	

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by option holders had all option holders exercised their options on May 31, 2008. This amount changes with changes in the market value of BOE's stock.

The total intrinsic value of options exercised during the five months ended May 31, 2008 was approximately $12,000

Note 6. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential stock. Potential dilutive common stock had no effect on income available to common stockholders.

	Five months ended May 31, 2008	
	Shares	Per Share
Basic earnings per share	1,213,285	$ (0.15)
Effect of dilutive stock options	—	
Diluted earnings per share	1,213,285	$ (0.15)

At May 31, 2008, there were 28,054 options in the money that were excluded from the earnings per share calculation, as the effect would have been anti-dilutive.

Note 7. Parent Only Financial Statements

BOE Financial Services of Virginia, Inc. conducts no other business other than owning the stock of the Bank. Accordingly, the only significant asset of the Holding Company is its investment in the Bank and there are no liabilities.

Note 8. Subsequent Events

At the close of business on May 31, 2008, BOE merged with CBAC. The financial statements have been adjusted for all material subsequent events that have occurred since that day, as well as, additional information related to events that existed at that date.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

Not applicable.

ITEM 9A. ***CONTROLS AND PROCEDURES***

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Form 10-K, the Company's management, with the participation of the Company's chief executive officer and chief financial officer ("the Certifying Officers"), conducted evaluations of the Company's disclosure controls and procedures. As defined under Section 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including the Certifying Officers, to allow timely decisions regarding required disclosures.

Based on this evaluation, the Certifying Officers have concluded that the Company's disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder. The Certifying Officers based this conclusion on the fact that the Company had a material weakness with respect to its process for identifying impaired loans.

Additional information with respect to the issue described above is included in the discussion below.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Certifying Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2010, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. This assessment included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act. During its assessment, management concluded that the Company had a material weakness with respect to its process for identifying impaired loans, as described below.

In the fourth quarter of 2010, the Company became aware that, as a result of credit downgrades, reported in the second quarter of 2010, due to perceived credit weaknesses, its risk grade definition of impaired loans (Substandard and Doubtful) included some loans that were not impaired under generally accepted accounting principles (GAAP). The GAAP definition states that an individual loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. As a consequence, the Company has determined that it has inadvertently overstated the amount of impaired loans during the second and third quarters of 2010, by $76 million and $77 million, respectively (based on the definition used at December 31, 2010) as the Substandard and Doubtful loans included in the second and third quarters were rated as such due to collateral deficiencies or financial documentation weaknesses but do not necessarily indicate impairment. Notwithstanding this situation, the Company does not believe that this misstatement had any material impact on the allowance for loan losses calculation as the portion of the allowance for unimpaired loans would have increased as a result of the weaknesses identified.

The Company modified its definition of impaired loans at December 31, 2010, to include all non-accrual loans, all Doubtful loans that are not on non-accrual status and all Substandard loans that are more than 60 days delinquent. On an on-going basis beginning with the first quarter of 2011, the Company will review all Substandard and Doubtful loans (excluding loans less than $100K), as well as loans with other higher risk characteristics, for impairment in accordance with the accounting definition of impairment as described above.

This broad overview, when more practicably applied to impaired loans for possible impairment, resulted in material change in the level of impaired loans as interpreted under Generally Accepted Accounting Principles at December 31, 2010. As a result of the magnitude of the change, based upon the application of the current assessment of impaired loans at December 31, 2010, and the Company's continued efforts to appropriately identify loans deemed impaired, the Company has determined that a material weakness existed at December 31, 2010. A material weakness is a significant deficiency (as defined in the Public Company Accounting Oversight Board's Auditing Standard No. 5), or combination of deficiencies, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. Based on the assessment, as described above, management determined that the Company did not maintain effective internal control over financial reporting as of December 31, 2010 because of the material weakness described above.

Elliott Davis, LLC, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Form 10-K, has issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. The report is included in Item 8, "Financial Statements and Supplementary Data", above under the heading "Report of Independent Registered Public Accounting Firm."

Remediation Steps to Address Material Weakness

Remediation of Material Weaknesses as of December 31, 2009

In the Company's Annual Report on Form 10-K for the year ended December 31, 2009, management's assessment of the effectiveness of the Company's internal control over financial reporting cited material weaknesses in the Company's internal controls relating to the financial reporting process for the Company's periodic reports and relating to the determination of specific reserves on impaired loans. The Company has concluded that these material weaknesses no longer exist as of December 31, 2010, as described below.

During the third quarter of 2009, the Company engaged an independent consulting firm to support the Company in its assessment of the Company's quarterly post-closing process, its assessment of the internal control processes in the Company's financial and accounting department to ensure that all key controls are identified and that the controls and process are appropriately documented and provide qualified resources to support the Company's chief financial officer and chief accounting officer. During the first quarter of 2010, this firm provided an assessment of the strengths and weaknesses of the financial and accounting department, and management restructured certain roles, responsibilities and functions in the department. In addition, the Company engaged an outside accounting firm to support the Company with the accounting for the loan portfolio in its Maryland market subject to the FDIC shared loss agreements. Finally, in January 2010, the Company hired both a financial reporting manager and an assistant controller and, in May 2010, appointed the financial reporting manager as its controller and principal accounting officer. During its formal assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, the Company has validated that there is no longer a material weakness in the Company's internal controls relating to the financial reporting process for the Company's periodic reports.

Beginning in the third quarter of 2009, under the oversight of its Board of Directors and its various committees, the Company has been establishing comprehensive internal remediation plans for issues that it has identified with respect to internal audit and other controls, and each plan requires the completion of corrective actions, identifies members of management as responsible parties and sets completion dates for addressing issues. These plans include the review, adoption and implementation of numerous formal policies and procedures appropriate for controls of an organization of the Company's size and complexity. The Company believes that these actions have positively affected the Company's internal control over financial reporting in the limited time that they have been implemented and that they will continue to positively affect such controls in the future.

To address the material weakness relating to the production and maintenance of adequate documentation to support the specific reserve assigned to impaired loans, the Company adopted enhanced policy and procedures for the allowance for loan losses in September 2010. As set forth in such policy and procedures, each quarter, the Company prepares supporting data and other source data to support the major components of the calculation of the allowance for loan losses and to provide further credibility and reliability of the calculation. Under this quarterly process, all impaired loans require a complete impairment analysis that is accompanied by specified documentation and ultimately included in the ASC 310 portion of the allowance calculation. The Company also creates documentation supporting the Company's estimate of losses under ASC 450, which is based on historical losses, external environmental factors, internal environmental factors and an unallocated adjustment. During its formal assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, the Company has validated that there is no longer a material weakness in the Company's internal controls with respect to this issue.

Remediation of Material Weakness as of December 31, 2010

As described above, the Company identified a material weakness related to its process for identifying impaired loans. As part of the remediation of this material weakness, the Company continues to review its criteria for the determination of impaired loans. The Company now has dedicated staff in the credit administration area, including a new chief credit officer with nearly 40 years of experience in the banking industry and a senior credit officer with 22 years of experience in the banking industry. To the extent that the criteria are revised and impact its allowance for loan loss calculation as a change in estimate, the Company will specifically identify the change in estimate that has been recorded based on this process.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Form 10-K:

1. Consolidated Financial Statements. Reference is made to the Consolidated Financial Statements, the report thereon and the notes thereto, with respect to the Company and each of the Predecessor Entities, commencing at page 57 of this Form 10-K.

2. Financial Statement Schedules. All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits

No.	Description
2.1	Agreement and Plan of Merger, dated as of September 5, 2007, by and between Community Bankers Acquisition Corp. and TransCommunity Financial Corporation, incorporated by reference to the Company's Current Report on Form 8-K filed on September 7, 2007 (File No. 001-32590)
2.2	Agreement and Plan of Merger, dated as of December 13, 2007, by and between Community Bankers Acquisition Corp. and BOE Financial Services of Virginia, Inc., incorporated by reference to the Company's Current Report on Form 8-K filed on December 14, 2007 (File No. 001-32590)
2.3	Purchase and Assumption Agreement, dated as of November 21, 2008, by and among the Federal Deposit Insurance Corporation, as Receiver for The Community Bank, Bank of Essex and the Federal Deposit Insurance Corporation, incorporated by reference to the Company's Current Report on Form 8-K filed on November 28, 2008 (File No. 001-32590)
2.4	Purchase and Assumption Agreement, dated as of January 30, 2009, by and among the Federal Deposit Insurance Corporation, Receiver of Suburban Federal Savings Bank, Crofton, Maryland, Bank of Essex and the Federal Deposit Insurance Corporation, incorporated by reference to the Company's Current Report on Form 8-K filed on February 5, 2009 (File No. 001-32590)
3.1	Amended and Restated Certificate of Incorporation, incorporated by reference to the Company's Current Report on Form 8-K filed on June 5, 2008 (File No. 001-32590)
3.2	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, effective as of July 17, 2009, incorporated by reference to the Company's Annual Report on Form 10-K filed on April 23, 2010.
3.4	Amended and Restated Bylaws, incorporated by reference to the Company's Current Report on Form 8-K filed on July 1, 2008 (File No. 001-32590)
4.1	Specimen Unit Certificate, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.2	Specimen Common Stock Certificate, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.3	Specimen Warrant Certificate, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.4	Form of Unit Purchase Option to be granted to the representatives, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Community Bankers Acquisition Corp. , incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590)
4.6	Warrant Clarification Agreement dated as of January 29, 2007 between the Company and Continental Stock Transfer and Trust Co. , incorporated by reference to the Company's Current Report on Form 8-K filed on February 12, 2007 (File No. 001-32590)
4.7	Unit Purchase Option Clarification Agreement dated as of January 29, 2007 between the Company and the holders, incorporated by reference to the Company's Current Report on Form 8-K filed on February 12, 2007 (File No. 001-32590)

4.8	Warrant to Purchase 780,000 Shares of Common Stock, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.1	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Community Bankers Acquisition Corp. , incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
10.2	Stock Escrow Agreement between Community Bankers Acquisition Corp., Continental Stock Transfer & Trust Company and the Initial Stockholders, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590)
10.3	Registration Rights Agreement among Community Bankers Acquisition Corp. and the Initial Stockholders, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590)
10.4	Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement — Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.5	Employment Agreement between Community Bankers Acquisition Corp. and George M. Longest, Jr. , incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.6	Employment Agreement between Community Bankers Acquisition Corp. and Bruce E. Thomas, incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.7	Employment Agreement by and between TransCommunity Financial Corporation and Patrick J. Tewell, incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.8	Employment Agreement by and between TransCommunity Financial Corporation and M. Andrew McLean, incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.9	Change in Control Agreement by and between TransCommunity Financial Corporation and Patrick J. Tewell, incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.10	Change in Control Agreement by and between TransCommunity Financial Corporation and M. Andrew McLean, incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.11	Employment Agreement between Community Bankers Trust Corporation and Gary A. Simanson, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2008 (File No. 001-32590)
10.12	Form of Waiver, executed by each of George M. Longest, Bruce E. Thomas, Patrick J. Tewell, Gary A. Simanson and M. Andrew McLean, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.13	Form of Letter Agreement, executed by each of George M. Longest, Bruce E. Thomas, Patrick J. Tewell, Gary A. Simanson and M. Andrew McLean with the Company, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.14	TransCommunity Financial Corporation 2001 Stock Option Plan, as amended and restated effective March 27, 2003, incorporated by reference to TransCommunity Financial Corporation's Quarterly Report on Form 10-QSB filed on May 14, 2003 (File No. 000-33355)
10.15	Form of Non-Qualified Stock Option Agreement for Employee for TransCommunity Financial Corporation 2001 Stock Option Plan, incorporated by reference to TransCommunity Financial Corporation's Annual Report on Form 10-KSB filed on March 30, 2005 (File No. 000-33355)
10.16	Form of Non-Qualified Stock Option Agreement for Director for TransCommunity Financial Corporation 2001 Stock Option Plan, incorporated by reference to TransCommunity Financial Corporation's Annual Report on

Form 10-KSB filed on March 30, 2005 (File No. 000-33355)

10.17	TransCommunity Financial Corporation 2007 Equity Compensation Plan, incorporated by reference to TransCommunity Financial Corporation's Quarterly Report on Form 10-Q filed on August 13, 2007 (File No. 000-33355)
10.18	Form of Restricted Stock Award Agreement for TransCommunity Financial Corporation 2007 Equity Compensation Plan, incorporated by reference to TransCommunity Financial Corporation's Current Report on Form 8-K filed on July 31, 2007 (File No. 000-33355)
10.19	BOE Financial Services of Virginia, Inc. Stock Incentive Plan, incorporated by reference to Exhibit A of the Proxy Statement included in BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-4 filed on March 24, 2000 (File No. 333-33260)
10.20	First Amendment to BOE Financial Services of Virginia, Inc.'s Stock Incentive Plan, incorporated by reference to BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-8 filed on November 8, 2000 (File No. 333-49538)
10.21	BOE Financial Services of Virginia, Inc. Stock Option Plan for Outside Directors, incorporated by reference to Exhibit A of the Proxy Statement included in BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-4 filed on March 24, 2000 (File No. 333-33260)
10.22	First Amendment to BOE Financial Services of Virginia, Inc. Stock Option Plan for Outside Directors, incorporated by reference to BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-8 filed on November 8, 2000 (File No. 333-49538)
10.23	Community Bankers Trust Corporation 2009 Stock Incentive Plan, incorporated by reference to the Company's Current Report on Form 8-K filed on June 24, 2009 (File No. 001-32590)
21.1	Subsidiaries of Community Bankers Trust Corporation*
31.1	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer*
31.2	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer*
32.1	Section 1350 Certifications*
99.1	IFR Section 30.15 – Certification for Years Following First Fiscal Year (Principal Executive Officer)*
99.2	IFR Section 30.15 – Certification for Years Following First Fiscal Year (Principal Financial Officer)*

* Filed herewith.

(b) Exhibits. See Item 15(a)3. above

(c) Financial Statement Schedules. See Item 15(a)2. above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANKERS TRUST CORPORATION

By: /s/ Rex L. Smith, III
Rex L. Smith, III
Executive Vice President

Date: March 31, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rex L. Smith, III Rex L. Smith, III	Executive Vice President (principal executive officer)	March 31, 2011
/s/ Bruce E. Thomas Bruce E. Thomas	Executive Vice President and Chief Financial Officer (principal financial officer)	March 31, 2011
/s/ Laureen D. Trice Laureen D. Trice	Senior Vice President and Controller (principal accounting officer)	March 31, 2011
/s/ Alexander F. Dillard, Jr. Alexander F. Dillard, Jr.	Chairman of the Board	March 31, 2011
/s/ Richard F. Bozard Richard F. Bozard	Director	March 31, 2011
/s/ L. McCauley Chenault L. McCauley Chenault	Director	March 31, 2011
/s/ Glenn J. Dozier Glenn J. Dozier	Director	March 31, 2011
/s/ P. Emerson Hughes, Jr. P. Emerson Hughes, Jr.	Director	March 31, 2011

Signature	Title	Date
/s/ Troy A Peery, Jr. Troy A. Peery, Jr.	Director	March 31, 2011
/s/ Eugene S. Putnam, Jr. Eugene S. Putnam, Jr.	Director	March 31, 2011
/s/ S. Waite Rawls, III S. Waite Rawls, III	Director	March 31, 2011
/s/ Gary A. Simanson Gary A. Simanson	Director	March 31, 2011
/s/ John C. Watkins John C. Watkins	Director	March 31, 2011
/s/ Robin Traywick Williams Robin Traywick Williams	Director	March 31, 2011

Board of Directors

Richard F. Bozard
Retired Vice President and Treasurer
Owens & Minor

L. McCauley Chenault
Managing Attorney
Chenault Law Offices

Alexander F. Dillard, Jr., Chairman
Partner, Dillard & Katona Law Firm

Glenn J. Dozier
Acting Chief Financial Officer
MolecularMD Corporation

P. Emerson Hughes, Jr.
President, Holiday Barn Pet Resorts

Troy A. Peery, Jr., Vice Chairman
President, Peery Enterprises

Eugene S. Putnam, Jr.
President and Chief Financial Officer,
Universal Technical Institute

S. Waite Rawls III
President, Museum of the Confederacy

Gary A. Simanson
Managing Director
First Capital Group

Senator John C. Watkins
Chairman, Watkins Nurseries
Member of the Senate of Virginia,
10th Senatorial District

Robin Traywick Williams
Writer

Stock Transfer Agent

Continental Stock Transfer & Trust Company

17 Battery Place, New York, NY 10004
(212) 509-4000, extension 536
(212) 509-5150 fax
www.continentalstock.com

Investor Relations

Corporate Secretary
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, VA 23060
(804) 934-9999 fax (804) 934-9299


Community Bankers
Trust Corporation

4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

(804) 934-9999

www.cbtrustcorp.com

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